As filed with the Securities and Exchange Commission on October 7, 2009

Registration No. 333-161719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	8711	20-4477465
(State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1501 Farm Credit Drive, Suite 2300

McLean, Virginia 22102-5011

(703) 738-2840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Hillen

Chief Executive Officer

Global Defense Technology & Systems, Inc.

1501 Farm Credit Drive, Suite 2300

McLean, Virginia 22102-5011

(703) 738-2840

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey B. Grill, Esq.	Craig E. Chason, Esq.	Christopher C. Paci, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Pillsbury Winthrop Shaw Pittman LLP	Jack I. Kantrowitz, Esq.
2300 N Street, NW	1650 Tysons Boulevard	DLA Piper LLP (US)
Washington, DC 20037	McLean, VA 22102	1251 Avenue of the Americas
(202) 663-8000	(703) 770-7900	New York, NY 10020
(212) 335-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the Securities Act) check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the SEC), acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated October , 2009

[—] Shares

Common Stock

This is an initial public offering of shares of our common stock. We are offering [—] shares and the selling stockholders are offering [—] shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol “GTEC.” We expect that the public offering price will be between $[—] and $[—] per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 13 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total
Public offering price	$	[—]	$	[—]
Underwriting discount	$	[—]	$	[—]
Proceeds, before expenses, to Global Defense Technology & Systems, Inc.	$	[—]	$	[—]
Proceeds, before expenses, to the selling stockholders	$	[—]	$	[—]

The underwriters may also purchase up to an additional [—] shares from one of the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment on [—], 2009.

Cowen and Company

[—], 2009

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We own pending U.S. trademark applications for the following marks: WatchIT™ and ResourceNet™. In addition, we license the GLOBAL™ mark from our indirect parent, GLOBAL.

i

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page 13 and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus. See “Relevant Industry Terms” beginning on page 114 for a more complete definition of industry terms used in this prospectus.

Except as otherwise indicated, or as the context otherwise requires, the “Company,” “GLOBAL Defense Technology,” “we,” “us,” and “our” refer to Global Defense Technology & Systems, Inc., a Delaware corporation, and, where appropriate, its direct and indirect subsidiaries, Global Strategies Group Holding (North America) Inc., which we refer to as GNA Holding, Global Strategies Group (North America) Inc., our operating company, which we refer to as GNA, and The Analysis Corp., which we refer to as TAC. Unless otherwise stated, information in this prospectus assumes that the underwriters will not exercise their overallotment option.

Our Company

We provide mission-critical technology-based systems, solutions, and services for national security agencies and programs of the U.S. government. Our services and solutions are integral parts of mission-critical programs run by the Department of Defense, Intelligence Community, Department of Homeland Security, federal law enforcement agencies, and other parts of the federal government charged with national security responsibilities. The programs that we support are generally funded as part of the budgets and spending levels of U.S. government agencies entrusted with carrying out the U.S. government’s defense, intelligence, and homeland security missions.

Our primary areas of expertise include:

•	counter-terrorism intelligence and analysis

•	data analysis and intelligence fusion tools

•	force mobility, modernization, and survivability solutions

•	maritime domain awareness and navigation systems

•	systems and software engineering

•	network and communications management; and

•	decision support systems for command and control.

We conduct our business through two reportable segments: Technology and Intelligence Services, or TIS, and Force Mobility and Modernization Systems, or FMMS. Through our TIS segment we provide a broad range of technology-based services and solutions, including counter-terrorism and intelligence solutions and command, control and decision support solutions to customers in the Department of Defense, the Intelligence Community and other U.S. agencies. Our TIS segment is comprised of the operations of TAC and our Global Mission Systems, or GMS, division. Through our FMMS segment we provide customers, primarily in the Department of Defense, with solutions that entail the design, engineering and integration of highly mobile mission support systems. Our FMMS segment is comprised of the operations of our Global Defense Engineering, or GDE, division.

In 2008, we derived substantially all of our revenue from national security customers. Approximately 74% of our revenue was derived from the Department of Defense, including the U.S. Army, U.S. Navy, U.S. Marine Corps, National Guard, and Department of Defense agencies within the Intelligence Community, and approximately 26% of our revenue was derived from national agencies including the Department of Homeland Security, federal law enforcement agencies, and other agencies in the Intelligence Community. For the six months ended June 30, 2009, our revenue was $103.0 million, representing organic growth of 10.6% over the same period in 2008.

Our Market Opportunity

The Department of Defense represents the largest component of the U.S. government’s discretionary spending, accounting for approximately 19.5% of total requested fiscal year 2010 budget authority. For fiscal year 2010, the Obama administration has submitted a base defense budget of $534 billion (an increase of $20.5 billion from fiscal year 2009) and an additional $130 billion for overseas contingency operations, primarily in Iraq and Afghanistan, for a total of $664 billion. In addition, Congress has passed a supplemental appropriations bill including $95 billion in Department of Defense, Department of State and international assistance funding predominantly related to Iraq and Afghanistan for the remainder of fiscal year 2009. While defense and intelligence spending have grown tremendously since September 11, 2001, there has also been realignment in the strategic priorities of the U.S. national security community. With the change in national security focus from conventional state-on-state conflicts (such as Operation Desert Storm) to counter-terrorism, stability in fragile but strategic regions, counterinsurgency warfare, and other forms of irregular or expeditionary warfare, there has been a concomitant shift in defense and intelligence investment.

Even before the submission of the fiscal year 2010 defense budget and Defense Secretary Robert Gates’ articulation of the “Balanced Strategy” behind it, the Obama administration and Congress clearly signaled their intent to intensify the U.S. government’s focus on addressing post-Cold War national security challenges, new intelligence missions and systems, the use of “soft power” to stabilize post-conflict in fragile but strategic areas, and homeland security. This perspective, and the programmatic and budgetary decisions that are emerging, make for a strategic landscape that we believe presents us with a significant market opportunity.

We believe the following trends and developments will drive continued growth in our target markets:

•

Robust Funding for Intelligence and Counter-Terrorism Programs.    Counter-terrorism efforts both at home and abroad are likely to remain a central focus of the U.S. government and the Obama administration. In the military, intelligence, and homeland security/law enforcement communities, programs that create expertise, systems, and solutions for the ever-evolving threat of terrorism are a top priority.

•

A Continued Drive Toward Force Mobility and Modernization in all the Services.    Over the past 15 years, and more recently for theaters such as Iraq, Afghanistan, Africa, Southeast Asia and elsewhere, the military services have had to design new systems to support expeditionary forces to be deployed quickly to remote areas with little or no infrastructure for the delivery of power, water and other essential services. We expect that the requirement to support worldwide force mobility and modernization for U.S. forces will remain a priority for the Department of Defense and other national security agencies.

•

Emphasis on Enhancing the Information Advantage in Warfare.    While funding for expensive weapons platforms – tanks, ships and planes – may be at risk in the future, we believe that the military and intelligence funding to create a proprietary information network of digitally linked sensors, data processors and decision support tools for command and control will remain a top priority for the U.S. government.

•

A Continued Commitment to Long-Running Overseas Contingencies Operations.    Even with the U.S. military drawdown in Iraq, there will still be hundreds of thousands of uniformed U.S. service members deployed worldwide, especially on long-running overseas contingencies operations, or OCOs, in the Middle East and Afghanistan. President Obama committed an additional 21,000 troops to Afghanistan in March 2009. Whether or not the President approves an additional deployment of combat troops or simply commits to a surge in military training, capacity building, and reconstruction, the U.S. military footprint in Afghanistan will increase. The surge in troop levels there and the commitment to other operations worldwide entails a rise in the need for services, technology and engineering solutions to support those deployments.

Our Business Strengths and Competitive Advantages

We believe that we are well-positioned to capitalize on the market opportunities presented by the Obama administration’s defense and intelligence spending priorities and to support the ongoing and new requirements of customers and programs in these mission-critical areas:

•

Alignment with Policy Priorities and Military Requirements.    Our core capabilities and exemplary past performance are well-aligned with the top priorities of the Obama administration and the national security community. Our capabilities and expertise closely match current and expected future requirements in the defense, intelligence and homeland security communities.

•

Highly Skilled Workforce with High-Level Security Clearances.    Over 425 of our approximately 675 employees have security clearances and two-thirds of those are at the Top Secret level or above. In the parts of our business that support counter-terrorism programs and command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) efforts, over 90% of the employees have clearances. Over 20% of our employees have advanced degrees, principally in technical sciences, and 48 of our employees hold Ph.D.’s.

•

Strong Contract Base.    Over 80% of our revenue is derived from our work with the U.S. government as a prime contractor. Certain of our contracts provide flexible enough procurement vehicles to allow an array of existing or new customers to engage us quickly and efficiently to meet their mission-critical needs.

•

Long-Term Customer Relationships Based on Our Mission-Focused Culture.    We have worked with many of our customers for long periods of time, decades in some cases. We believe that key factors contributing to the longevity of our customer relationships are our mission-focused culture and the subject matter expertise and level of understanding we have of our customers’ requirements.

•

Proprietary Technology, Intellectual Property and Know-How.    We create and own intellectual property and know-how relating to technologies, processes, and methods. Our innovations in sensor integration, decision support systems for both the military and intelligence markets, maritime navigation, network and communications management, tactical water purification and reuse, and highly engineered force mobility support solutions have enhanced our reputation in the industry as an innovative mission systems provider.

•

Disciplined and Experienced Growth-Oriented Executive Management Team.    The members of our executive management team have a successful track record of identifying, pursuing and executing on key growth opportunities in the military and national security marketplaces, both through organic business development and the pursuit of strategic acquisition opportunities.

Our Growth Strategy

Our objective is to become a leading mid-sized defense and national security technology company that is clearly differentiated from our competitors by our mission solutions. To achieve our objective, we intend to:

•

Focus on Growth Segments in the National Security Space.    We intend to expand our position in well-funded and rapidly growing U.S. government national security programs and policy priorities such as counter-terrorism, force mobility and modernization, technology solutions for data fusion, mission-focused command, control and decision support tools, and building net-centric C4ISR systems.

•

Expand Customer Presence and Increase Base of Customers/Contracts.    We plan to increase our level of business from our existing customer base by expanding the range of services we provide to customers with whom we have developed successful relationships. We also intend to broaden our national security client base to other agencies and military services that require services similar to those we provide to existing customers, but with whom we do not now perform a large amount of work.

•

Pursue Strategic Acquisitions.    We will actively pursue focused strategic acquisitions that enhance and expand our core capabilities and broaden our customer base into other high-growth national security segments consistent with our overall strategic objectives. Combined with our continued organic growth, this will provide both new customers, capabilities, technologies and talent and the additional critical mass to pursue larger-scale, technology-based national security contracts.

•

Pursue Larger and More Complex Contracts as a Prime Contractor.    We intend to leverage our strong set of complementary capabilities to win larger and more complex contracts as a prime contractor in key areas such as C4ISR, counter-terrorism/intelligence, and force mobility and modernization. We will continue to base our bid strategies on the differentiated solutions we provide to the customer and our intimate knowledge of customers’ mission requirements.

•

Maintain Our Technical Leadership.    We intend to continue to attract and retain highly skilled employees and focus our research and development efforts in high-value areas such as network communications and management, sensor integration, decision support tools, data fusion systems, and the design, engineering and integration of highly mobile mission support systems to maintain our proprietary leading-edge technical position.

Our History and Organizational Structure

In 2006, our indirect parent, Global Strategies Group Holding, S.A., which we refer to as GLOBAL, formed Contego Systems Inc., which in turn established Global Technology Strategies, Inc., for the purpose of commencing technology operations in the U.S. and hired Ronald Jones who, immediately prior to the effectiveness of this offering, will become our Executive Vice President, Corporate Development, to lead this effort. On February 9, 2007, Global Technology Strategies, Inc. acquired SFA, Inc., which we refer to as SFA. SFA was originally founded in 1969 as Sachs Freeman Associates, a provider of technology services to the federal government. SFA grew organically for most of the 38 years prior to its acquisition, and also completed two acquisitions. In 1988, SFA acquired Frederick Manufacturing and, in 2003, it acquired TAC.

Subsequent to the SFA acquisition, SFA was renamed Global Strategies Group (North America) Inc., or GNA, and Global Technology Strategies, Inc. was renamed Global Strategies Group Holding (North America) Inc., or GNA Holding. GNA and TAC are our operating subsidiaries. At the end of 2008, as part of a restructuring, we were formed as a wholly owned subsidiary of Contego Systems Inc. under the name Contego NewCo Company, a Delaware corporation, and immediately thereafter Contego Systems Inc. was converted into Contego Systems LLC. Our name was changed to Global Defense Technology & Systems, Inc. in July 2009. Our principal executive offices are located at 1501 Farm Credit Drive, Suite 2300, McLean, Virginia 22102. Our website address is www.globalgroup.us.com. Information contained on our website is not part of this prospectus.

From the date of the SFA acquisition, we have operated separately from GLOBAL and its other affiliates, with a board, including three independent directors, and have focused exclusively on customers in the U.S. government. We believe that our initial public offering and Nasdaq listing will provide the following benefits:

•	direct access to a new institutional and retail investor base;

•	increased use of equity compensation to align the interests of our employees with those of our stockholders; and

•	opportunities to pursue acquisitions and other strategic initiatives using our publicly traded stock as acquisition currency.

Upon conclusion of this offering, GLOBAL will be our largest beneficial stockholder, owning approximately [—]% of our outstanding stock, assuming the underwriters do not exercise their overallotment option.

In anticipation of this offering, immediately prior to this offering, we will implement a series of restructuring transactions. Unless otherwise indicated, the information in this prospectus reflects and assumes that the following restructuring transactions have been effected:

•	the amendment and restatement of our certificate of incorporation and bylaws to, among other things, increase the number of shares of our authorized stock;

•	a [—]-for-[—] stock split of our common stock;

•	the merger of GNA Holding with and into GNA, resulting in GNA becoming our direct, wholly owned subsidiary;

•

our assumption of all options previously granted pursuant to the SFA, Inc. 2007 Stock Option Plan, or SFA Plan, and appropriate adjustments to the number of shares of common stock underlying such options as well as the exercise price of such options; and

•	the redemption by Contego Systems LLC of all of the membership interests owned by Ronald Jones, in exchange for shares of our common stock owned by Contego Systems LLC of equal value.

In addition, unless otherwise indicated, the information in this prospectus reflects and assumes:

•	the issuance of [—] shares of common stock to James Allen, our Executive Vice President and Chief Financial Officer, upon the closing of this offering;

•	the issuance of options to purchase [—] shares of common stock to Kirk Herdman, our Senior Vice President, Business Operations and Development, upon closing of this offering; and

•	no exercise of the underwriters’ overallotment option to purchase up to [—] additional shares of our common stock from one of the selling stockholders.

The following sets forth our organizational structure immediately before and after the restructuring transactions on a fully-diluted basis.

The Offering

Common stock offered by us	[—] shares

Common stock offered by the selling stockholders	[—] shares

Common stock to be outstanding after this offering	[—] shares

Underwriters’ option to purchase additional shares	[—] shares

Use of proceeds	To repay (i) the term loan portion of our credit facility, which was $10.8 million as of June 30, 2009, (ii) other outstanding borrowings under our credit facility, which were $16.6 million as of June 30, 2009, and (iii) to the extent of any excess net proceeds after repayment of the previous debt, debt owed to GLOBAL and its affiliates, which was $16.4 million as of June 30, 2009, and for general corporate purposes, including future acquisitions. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	GTEC

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of [—], 2009. Such number excludes:

•

[—] shares of common stock issuable upon the exercise of options to purchase our common stock at a weighted average exercise price of $[—] per share, which options were previously granted to employees pursuant to the SFA Plan and will be assumed by the Company in connection with this offering;

•

[—] shares of common stock, issuable upon exercise of options to purchase our common stock to be granted to Kirk Herdman, our Senior Vice President, Business Operations and Development, upon closing of this offering; and

•	[—] shares of common stock, reserved for future issuance under our 2009 Performance Incentive Plan, or the Plan, which we will adopt in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial information set forth below for the period April 1, 2006 to February 8, 2007, the period February 9, 2007 to December 31, 2007 and for the year ended December 31, 2008 has been derived from audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial information set forth below for the six months ended June 30, 2008 and 2009 has been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the information set forth herein. Our historical results are not necessarily indicative of the results that may be expected for any future period. The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

Basis of Presentation

In 2006, our indirect parent, GLOBAL, formed Contego Systems Inc. and Global Technology Strategies, Inc. for the purpose of commencing technology operations in the U.S. On February 9, 2007, Global Technology Strategies, Inc. acquired all of the outstanding stock of SFA and its subsidiary, TAC. Subsequent to the SFA acquisition, SFA was renamed GNA, and Global Technology Strategies, Inc. was renamed GNA Holding. GNA and TAC are our operating subsidiaries. On December 31, 2008, as part of a restructuring, (i) we were formed under the name Contego NewCo Company, (ii) Contego Systems Inc. transferred all of its assets to us and we assumed all of Contego Systems Inc.’s liabilities and (iii) Contego Systems Inc. was converted into Contego Systems LLC. In July 2009, we changed our name to Global Defense Technology & Systems, Inc.

SFA and its subsidiary, TAC, are the predecessor entity, which we refer to as the Predecessor for accounting purposes since their operations represent our principal business. The historical results of SFA and its subsidiary, TAC, have been presented from April 1, 2006 through February 8, 2007, the date prior to the date of the SFA acquisition. The consolidated financial statements of GLOBAL Defense Technology, which include, in addition to the Predecessor, GNA Holding and GNA, have been presented from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008. The Successor’s financial statements also include the historical results of Contego Systems Inc., which consists of general and administrative expense incurred on behalf of GNA, for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008.

Immediately prior to effectiveness of the registration statement of which this prospectus forms a part, we will implement a series of restructuring transactions, including (i) a [—]-for-[—] stock split of our common stock and (ii) the assumption of all options previously granted pursuant to the SFA Plan, and appropriate adjustments to the number of shares of common stock underlying such options as well as the exercise price of such options. We expect that the exchange of stock options in GNA for stock options in GLOBAL Defense Technology will represent a probable-to-probable type modification in accordance with Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payments, or SFAS No. 123R. We do not anticipate that this modification will result in incremental fair value because the terms affecting the fair value will not be modified. Therefore, we do not expect to recognize any additional compensation expense on the modification date. See “Prospectus Summary—Our History and Organizational Structure” for more information regarding the restructuring transactions. As a result of the restructuring transactions, the weighted average common shares outstanding and earnings (loss) per share figures presented in our historical financial statements and notes thereto, and all references to options, common shares and exercise price figures in note 10 to our consolidated financial statements, will be revised accordingly.

The balance sheet data as of June 30, 2009 is presented:

•	on an actual basis; and

•

on an as adjusted basis to reflect our sale of common stock in this offering at an assumed initial public offering price of $[—] per share (the mid-point of the range set forth on the cover page of this prospectus), and receipt of the net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses and application of the proceeds therefrom.

A $1.00 increase (decrease) in the assumed initial public offering price of $[—] per share would increase (decrease) cash and cash equivalents, working capital, total assets and total stockholders’ equity by $[—] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting estimated underwriting discounts and commissions.

	Predecessor	Successor
	Period April 1, 2006 to February 8,	Period February 9 to December 31,	Year Ended December 31,	Six Months Ended June 30,
(in thousands, except share and per share data)	2007	2007	2008	2008	2009
Consolidated Statements of Operations
Revenue	$123,124	$134,818	$189,426	$93,167	$103,040
Operating costs and expenses
Cost of revenue	105,644	114,264	156,271	79,183	85,664
Selling, general and administrative expenses	16,317	13,202	16,957	7,702	9,253
Amortization of intangible assets	72	10,279	8,841	4,595	4,178
Impairment of intangible asset	—	—	2,447	—	—

Total operating costs and expenses	122,033	137,745	184,516	91,480	99,095

Operating income (loss)	1,091	(2,927)	4,910	1,687	3,945
Other income (expense)
Interest income	270	46	40	7	3
Interest expense	(67)	(3,594)	(2,750)	(1,444)	(1,000)

Income (loss) before income taxes	1,294	(6,475)	2,200	250	2,948
(Provision for)/benefit from income taxes	(2,116)	2,406	(1,138)	(116)	(1,388)

Net (loss) income	$(822)	$(4,069)	$1,062	$134	$1,560

Earnings (loss) per share
Basic(1)	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,604.04
Diluted(1)	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,560.83
Weighted average common shares outstanding
Basic	329,378	100	100	100	100
Diluted	329,378	100	100	100	100
Cash dividends per share	$8.66	$—	$—	$—	$—

	As of June 30, 2009
	Actual	As Adjusted
(in thousands)
Consolidated Balance Sheet
Cash and cash equivalents	$217	$	[—]
Working capital(2)	29,718		[—]
Total assets	115,024		[—]
Debt(3)	43,825		[—]
Total stockholders’ equity	44,842		[—]

	Predecessor	Successor
	Period April 1, 2006 to February 8,	Period February 9 to December 31,	Year Ended December 31,	Six Months Ended June 30,
(in thousands)	2007	2007	2008	2008	2009
Other Data
EBITDA(4)	$1,884	$8,108	$14,747	$6,779	$8,620
Adjusted EBITDA(5)	$8,545	$9,226	$20,864	$7,407	$9,689

(1)	See note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted earnings (loss) per share.

(2)	Working capital is defined as current assets net of current liabilities excluding all affiliated debt and the current portion of long-term debt.

(3)	Represents bank loans (including current maturities) and loans from affiliates.

(4)	EBITDA is defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. We prepare EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

We believe EBITDA is useful to investors in evaluating our operating performance because:

•

securities analysts use EBITDA as a supplemental measure to evaluate the overall operating performance of companies and we anticipate that our investor and analyst presentations after we are public will include EBITDA; and

•

we believe that the elimination of certain non-cash, non-operating or non-recurring items enables a more consistent measurement of period to period performance of our operations, as well as a comparison of our operating performance to companies in our industry.

Our management uses EBITDA:

•	as a measure of operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies;

•	in communications with our board of directors concerning our financial performance; and

•	to determine compliance with financial covenants under our credit facility.

Although EBITDA is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or interest income;

•	EBITDA does not reflect cash requirements for income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

(5)	Adjusted EBITDA represents EBITDA adjusted for impairment of intangible asset and certain items that were directly or indirectly related to the capital structure and accounting treatment of the Predecessor prior to the SFA acquisition and that no longer apply to us. Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner as we do. We use Adjusted EBITDA:

•	for purposes of comparing our EBITDA following the SFA acquisition to our Predecessor’s EBITDA prior to the SFA acquisition; and

•	to evaluate our operating results without the additional variations caused by the impairment of intangible asset, which is non-recurring.

Reconciliation of net income (loss) to Adjusted EBITDA is presented below:

	Predecessor	Successor
	Period April 1, 2006 to February 8,	Period February 9 to December 31,	Year Ended December 31,	Six Months Ended June 30,
(in thousands)	2007	2007	2008	2008	2009
Net income (loss)	$(822)	$(4,069)	$1,062	$134	$1,560
Depreciation and amortization	721	756	996	497	497
Amortization of intangibles	72	10,279	8,841	4,595	4,178
Interest (income) expense, net	(203)	3,548	2,710	1,437	997
Income tax expense (benefit)	2,116	(2,406)	1,138	116	1,388

EBITDA	1,884	8,108	14,747	6,779	8,620

Impairment of intangible asset(a)	—	—	2,447	—	—
Stock appreciation rights (SARs) expense(b)	3,178	—	—	—	—
Sellers transaction costs(c)	1,433	—	—	—	—
ESOP expense(d)	2,050	—	—	—	—
Retention bonuses(e)	—	1,108	1,195	605	—
Management fees paid to GLOBAL(f)	—	10	28	23	1,069

Adjusted EBITDA	$8,545	$9,226	$20,864	$7,407	$9,689

(a)	Reflects charge associated with abandonment of GNA’s former trade name.

(b)	Reflects expense associated with the vesting of employee stock appreciation rights effective with the acquisition of SFA.

(c)	Reflects expenses incurred by SFA in conjunction with its sale to us.

(d)	Reflects expense associated with the Employee Stock Ownership Plan, whereby SFA funded a portion of employees purchase price, prior to the date of acquisition of SFA.

(e)	Consists of retention bonuses paid to SFA employees in connection with continued employment subsequent to the SFA acquisition.

(f)	Consists principally of management fees paid to an affiliate of GLOBAL pursuant to a management services agreement that was initiated January 1, 2009. Following completion of this offering, the agreement will be terminated and thus, we will no longer incur this expense on a going-forward basis.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

We depend on contracts with the U.S. government for substantially all of our revenue. If our relationships with U.S. government agencies were harmed, our business, future revenue and growth prospects would be adversely affected.

We derive substantially all of our revenue from our U.S. government customers. We expect that U.S. government contracts will continue to be the primary source of our revenue for the foreseeable future. Our business, prospects, financial conditional or operating results would be materially harmed if:

•	the government ceases to do business with us, or significantly decreases the amount of business it does with us;

•	we were suspended or debarred from contracting with the U.S. government or a significant government agency; or

•	our reputation or relationship or that of our senior managers with the government agencies with which we currently do business or seek to do business is impaired.

U.S. government spending and mission priorities may change in a manner that adversely affects our future revenue and limits our growth prospects.

Our business depends upon continued U.S. government expenditures on intelligence, defense and other programs for which we provide support. These expenditures have not remained constant over time and have been reduced in certain periods. For example, the overall U.S. defense budget declined for certain periods of time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays and program cancellations. These reductions caused many defense-related government contractors to experience declining revenue, increased pressure on operating margins and, in some cases, net losses. While spending authorizations for intelligence and defense-related programs by the government have increased in recent years, and in particular after the 2001 terrorist attacks and more recently as a result of action in support of military and civil activity in Afghanistan and Iraq, future levels of expenditure, mission priorities and authorizations for these programs may decrease or shift to programs in areas where we do not currently provide services. Our business, prospects, financial condition or operating results could be materially harmed among other causes by the following:

•	budgetary constraints affecting U.S. government spending generally, or specific departments or agencies in particular, and changes in available funding;

•	changes in U.S. government programs or requirements;

•	U.S. government shutdowns (such as that which occurred during fiscal year 1996) and other potential delays in the appropriations process;

•	realignment of funding with changed federal government priorities, which may impact the U.S. war efforts, including reductions in funding for in-theater missions; and

•	curtailment of the U.S. government’s outsourcing of mission-critical support and IT services.

These or other factors could cause U.S. government agencies and departments to reduce their purchases under contracts, exercise their right to terminate contracts, or not exercise options to renew contracts, any of which could cause us to lose revenue. A significant decline in overall U.S. government spending, or a shift in expenditures away from agencies or programs that we support, could cause a material decline in our revenue.

We rely on a few large contracts for a significant portion of our revenue and net income. The loss of any one or more of these contracts could cause a material decline in our operating results.

For the year ended December 31, 2008, we had three contracts, each accounting for over 10% of our revenue, for a total of $91.0 million, or 48.1% of our total revenue. For the six month period ended June 30, 2009, we had two contracts, each accounting for over 10% of our revenue, for a total of $40.7 million, or 39.5% of our total revenue. Although we have been successful in continuing work on most of our large contracts in the past, there is no assurance that we will be able to do so in the future. The revenue stream from one or more of these contracts could end for a number of reasons, including the completion of the customer’s requirements, the completion or early termination of our current contract, the consolidation of our work into another contract where we are not the holder of that contract, or the loss of a competitive bid for the follow-on work related to our current contract. If any of these events were to occur, we could experience an unexpected, significant reduction in revenue and net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion with respect to these contracts.

We may lose money on some contracts if we do not accurately estimate the expense, time and resources necessary to satisfy our contractual obligations.

We enter into three types of federal government contracts for our systems and services: fixed-price, time-and-materials and cost-plus. For the six month period ended June 30, 2009 and for the same period in 2008, we derived revenue from such contracts as follows:

	Six months ended, June 30,
Contract Type	2009	2008
Fixed-price	57.0%	60.0%
Time-and-materials	30.5%	28.5%
Cost-plus	12.5%	11.5%

Each of these types of contracts, to varying degrees, involves some risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities but involve greater financial risk because we bear the impact of cost overruns and bear the risk of underestimating the level of effort required to perform the contractual obligations. The increased costs and expenses could produce a loss on the performance of the contract.

Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at fixed hourly rates.

Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those excess or unallowable costs.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Over time, and particularly if we acquire other businesses, our contract mix may change, to include a greater proportion of fixed-price or time-and-materials contracts, which would increase our exposure to these risks.

If we fail to comply with complex procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts. These laws and regulations affect how we conduct business with our federal government customers. In complying with these laws and regulations, we may incur significant costs, and non-compliance may allow for the imposition of additional fines and penalties, including contractual damages. Among the more significant laws and regulations affecting our business are the following:

•	the Federal Acquisition Regulation, which comprehensively regulates the formation, administration and performance of federal government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards and Cost Principles, which imposes accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts; and

•	laws, regulations and executive orders restricting the use and dissemination of classified information and, under U.S. export control laws, the export of certain products and technical data.

Our contracting agency customers periodically review our performance under and compliance with the terms of our federal government contracts. If we fail to comply with these control regimes or if a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including:

•	termination of contracts;

•	forfeiture of profits;

•	cost associated with triggering of price reduction clauses;

•	suspension of payments;

•	fines; and

•	suspension or debarment from doing business with federal government agencies.

Additionally, the False Claims Act provides for potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval. Actions under the False Claims Act may be brought by the government or by other persons on behalf of the government (who may then share a portion of any recovery).

Because we are under foreign ownership, control or influence (FOCI), and our subsidiary is performing on U.S. classified contracts, we are a party to a Special Security Agreement with the Department of Defense and are subject to other requirements of the National Industrial Security Program Operating Manual, which impose significant compliance obligations upon us. Our failure to comply with these obligations could result in our not being able to continue performing under our U.S. classified contracts, which would have a material adverse effect on our business.

We operate under a Special Security Agreement, or SSA, with the Department of Defense. If a company’s ownership structure presents the potential for foreign ownership, control, or influence, or FOCI, then the Department of Defense may require certain protective measures to mitigate the FOCI (such as an SSA) in order for the company and its subsidiaries to have security clearances. According to the National Industrial Security Program Operating Manual, or NISPOM, a company is under FOCI if its foreign parent “has the power, direct or indirect, whether or not exercised, and whether or not exercisable through the ownership of the U.S. company’s securities, by contractual arrangements or other means, to direct or decide matters affecting the management or operations of that company in a manner which may result in unauthorized access to classified information or may adversely affect the performance of classified contracts.” Because a significant percentage of our voting equity is owned by a non-U.S. entity, we have been determined to be under FOCI, and are therefore required to operate pursuant to an SSA in order for our subsidiary to be able to maintain the requisite security clearances to access classified information and perform on classified contracts.

We currently maintain a Top Secret level facility security clearance, or FCL, under the SSA and derive a significant portion of our revenue from classified contracts. If we were to violate the terms and requirements of the SSA, the NISPOM, or any other applicable U.S. government industrial security regulations, we could lose our FCL. We cannot give any assurance that we will be able to maintain our FCL. If for some reason our FCL is suspended, invalidated or terminated, we may not be able to continue to perform our classified contracts in effect at that time or enter into new classified contracts. This would result in our not being able to recognize revenue and would thereby have a material adverse effect on our business, results of operations and financial condition.

We derive most of our revenue from contracts awarded through a competitive bidding process. This process can impose substantial costs upon us and we may lose revenue if we fail to compete effectively.

We derive most of our revenue from federal government contracts that are awarded through a competitive bidding process and we expect that solicitation will continue for the foreseeable future. Competitive bidding presents a number of risks, including:

•	bidding on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	devoting substantial resources and managerial time and effort to preparing bids and proposals for contracts that are not awarded to us, which may result in reduced profitability;

•	failing to accurately estimate the resources and cost structure that will be required to service any contract we are awarded;

•

incurring expense and delay due to a competitor’s protest or challenge of contract awards made to us, including the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract, either of which may result in reduced profitability;

•	changes to client bidding practices or government reform of procurement practices, which may alter the prescribed contract relating to contract vehicles, contract types and consolidations; and

•	changes in policy and goals by the government providing set-aside funds to small businesses or disadvantaged businesses, and other socio-economic requirements in the allocation of contracts.

If we are unable to win particular contracts that are awarded through the competitive bidding process, in addition to the risk that our operating results may be adversely affected, we may be unable to operate in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred in the bidding process.

We face intense competition from many competitors that, among other things, have greater resources than we do.

We operate in highly competitive markets and generally encounter intense competition to win contracts and task orders. We compete with many other firms, ranging from small, specialized firms to mid-tier technology firms and large, diversified firms, many of which have substantially greater financial, management and marketing resources than we do. Our competitors may be able to provide our customers with different or greater capabilities or benefits than we can in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of qualified professional personnel. Our failure to compete effectively because of any of these or other factors could cause our revenue and operating profits to decline. In addition, our competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address our customers’ needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge that would compete with us more effectively than currently.

Further, we may face competition from our subcontractors who, from time to time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor for us. If one or more of our current subcontractors are awarded prime contractor status on such contracts in the future, it would divert sales from us and could force us to charge lower prices in order to ensure that we retain our prime contractor status.

Our estimated contract backlog may not result in actual revenue.

As of June 30, 2009, our estimated contract backlog totaled $452.8 million, of which $120.9 million was funded. There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in our backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change, the program could be cancelled, a contract could be reduced, modified or terminated early, or an option that we had assumed would be exercised may not be exercised. Further, while many of our federal government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. Consequently, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligations of additional funds to the contract by the procuring agency. Our estimates are based on our experience under such contracts and similar contracts. However, there can be no assurance that all or any, of such estimated contract value will be recognized as revenue.

The loss of any member of our senior management could impair our relationships with federal government clients and disrupt the management of our business.

We believe that the success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with federal government personnel contribute to our ability to maintain strong client relationships. Therefore, the loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good client relations and to otherwise manage our business.

If we fail to attract and retain skilled employees, we might not be able to perform under our contracts and our ability to maintain and grow our business could be limited.

The growth of our business and revenue depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who have advanced engineering and information technology skills, specialized knowledge of customer missions and appropriate security clearances, and who work well with our government customers. Competition for such personnel is intense, and recruiting, training and retention costs place significant demands on our resources. If we are unable to recruit and retain a sufficient number of qualified employees, our ability to maintain and grow our business could be limited. Furthermore, we could be required to engage larger numbers of independent contractors, which could increase our costs and reduce our profit margins. In addition, many of our professional personnel may have specific knowledge of, and experience with, our federal government customers’ operations, and we may obtain some of our contracts based on that knowledge and experience. The loss of services of key personnel could impair our ability to perform required services under some of our contracts and to retain such contracts, as well as our ability to win new business.

Recent events affecting the credit markets may restrict our ability to access additional financing.

The U.S. and worldwide capital and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in some cases have resulted in the unavailability of financing. Continued uncertainty in the capital and credit markets may negatively impact our business, including our ability to access additional financing at reasonable terms. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly, including abandoning one of our key growth strategies, to selectively pursue acquisitions. These events also may make it more difficult or costly for us to raise capital through the issuance of our equity securities. The disruptions in the financial markets may have a material adverse effect on the market value of our common stock and other adverse effects on our business.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our products and services to our customers, which could damage our reputation and adversely affect our revenue and profitability.

We may be subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Any such failures could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Our quarterly operating results may fluctuate significantly as a result of factors outside our control, which could cause the market price of our common stock to decline.

Our revenue and operating results vary from quarter to quarter and, as a result, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include those listed in this “Risk Factors” section and others that are specific to our industry, such as:

•	fluctuations in revenue earned on government contracts;

•	seasonal fluctuations in our staff utilization rates;

•	commencement, completion or termination of contracts during any particular quarter;

•	variable purchasing patterns of our customers;

•	changes in contract requirements by our government agency customers, particularly with respect to customer requirements for our expeditionary systems; and

•	changes in presidential administrations and senior federal government officials that affect the timing of technology procurement.

Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short term. We incur significant operating expenses during the start-up and early stages of large contracts, and may not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when a contract expires, terminates or is not renewed.

We will be liable for products and service failures to our customers.

We create, implement and maintain information technology and technical services solutions that are often critical to our customers’ operations. We have experienced and, may in the future experience, some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers’ expectations, we may:

•	lose revenue due to adverse customer reaction;

•	be required to provide additional services to a customer at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; and

•	suffer claims for substantial damages against us.

In addition, these failures may result in increased costs or loss of revenue if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

While many of our contracts with the federal government limit our liability for damages that may arise from negligence in rendering services, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to our management and may harm our reputation.

Security breaches in classified government systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting intelligence, national security and other classified government information. While we have designed programs to comply with relevant security laws, regulations and restrictions, a security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for our errors and omissions or product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install and maintain could materially reduce our revenue.

Our employees or subcontractors may engage in misconduct or other improper activities, which could cause us to lose contracts.

We are exposed to the risk that employee or subcontractor fraud or other misconduct could occur. Misconduct by our employees, or those of our subcontractors, could include intentional failure to comply with federal government procurement regulations, engaging in unauthorized activities or falsifying time records. Such misconduct could also involve the improper use of our clients’ sensitive or classified information as well as security breaches, which could result in regulatory sanctions against us, liability to third parties, adverse publicity and serious harm to our reputation and could result in a loss of contracts and a reduction in revenue and net income. It is not always possible to deter individual misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenue.

Our business depends upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Department of Defense and the Intelligence Community requirements. Obtaining and maintaining security clearances for employees involve lengthy processes, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us and we are unable to find replacements with equal or greater security clearances, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test our internal control over financial reporting for 2010 and beyond and will require an independent registered public accounting firm to report on the effectiveness of these controls. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusions as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for our year ending December 31, 2010 and subsequent years. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting. In May 2009, our independent registered accounting firm noted a material weakness in our internal control over financial reporting related to our lack of expertise and knowledge of GAAP and SEC reporting requirements. While we believe we have addressed the concern through the hiring of James Allen, as our Executive Vice President and Chief Financial Officer, and the retention of additional qualified accounting personnel, we will not know for certain whether we have remediated this issue before the completion of the audit of our 2009 consolidated financial statements.

In addition, we may in the future discover areas of our internal controls that need improvement, particularly with respect to businesses that we may acquire. If so, we cannot be certain that any remedial measures we take will ensure that we have adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting as of December 31, 2010 and in future periods, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the Nasdaq Global Market or other regulatory authorities.

If our subcontractors or suppliers fail to perform their contractor obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are contractually obligated to perform for our clients. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fail to satisfactorily perform the agreed-upon services on a timely basis or violate federal government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our clients’ expectations may be compromised. In extreme cases, failure to perform or other deficiencies on the part of our subcontractors could result in a client terminating our contract for default. A termination for default could expose us to liability, including liability for the agency’s costs of reprocurement, could damage our reputation and could hurt our ability to compete for future contracts.

Acquisitions could result in operating difficulties or other adverse consequences to our business.

One of our key operating strategies is to selectively pursue acquisitions. Our acquisition strategy poses many risks, including:

•	we may not be able to identify suitable acquisition candidates at prices we consider attractive;

•	we may not be able to compete successfully for identified acquisition candidates, complete acquisitions or accurately estimate the financial effect of acquisitions on our business;

•	future acquisitions may require us to issue common stock or spend significant cash, resulting in dilution of ownership or additional debt leverage;

•	we may have difficulty retaining an acquired company’s key employees or customers;

•	we may have difficulty integrating acquired businesses, resulting in unforeseen difficulties, such as incompatible accounting, information management, or other control systems;

•	acquisitions may disrupt our business or distract our management from other responsibilities; and

•	as a result of an acquisition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings.

In connection with any acquisition that we make, there may be liabilities that we fail to discover or that we inadequately assess. Acquired entities may not operate profitably or result in improved operating performance. Additionally, we may not realize anticipated synergies. If our acquisitions perform poorly, our business and financial results could be adversely affected.

We have a substantial investment in recorded goodwill as a result of the acquisition of SFA in 2007, and changes in future business conditions could cause this investment to become impaired, requiring substantial write-downs that could reduce our net income.

As of June 30, 2009, goodwill accounted for $24.4 million, or 21.2% of our recorded total assets. Under GAAP, we review our goodwill for impairment at least annually and when events or changes in circumstances indicate the carrying value may not be recoverable. The annual impairment test is based on several factors requiring judgment. Principally, a decrease in expected reporting unit cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. If goodwill became impaired, we could record a significant charge to earnings in our financial statements during the period in which impairment of our goodwill is determined, which could significantly reduce or eliminate our net income.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from employees or third parties who assert that intellectual property we use in delivering services and business solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the intellectual property that we use to provide our services and business solutions to our clients, but we also engage third parties to assist us and we license technology from other vendors. If our vendors or other third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims, even if we prevail. In addition, if any of these infringement claims are ultimately successful, we could be required to:

•	pay substantial damages;

•	cease selling and using products and services that incorporate the challenged intellectual property;

•	obtain a license or additional licenses from our vendors or third parties, which may not be available on commercially reasonable terms or at all; and

•	redesign our products and services that rely on the challenged intellectual property, which may be very expensive or commercially impractical.

Any of these outcomes could significantly and adversely affect our operating results.

We expect to incur debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities, and reduce the value of your investment.

As a result of our business activities and acquisitions, we have incurred debt. Although we will substantially reduce our borrowings with the proceeds of this offering, we may incur additional debt in the future, which could increase the risks described here and lead to other risks. The amount of our debt could have important consequences for holders of our stock, including, but not limited to:

•	our ability to obtain additional financing for working capital, capital expenditures, product and service development, acquisitions, general corporate purposes, and other purposes may be impaired;

•	a substantial portion of our cash flow from operations could be dedicated to the payment of the principal and interest on our debt;

•	we are and may continue to be vulnerable to economic downturns and rises in interest rates;

•	our flexibility in planning for and reacting to changes in our business and the marketplace may be limited; and

•	we may be placed at a competitive disadvantage relative to other firms in our industry.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy includes pursuing strategic acquisitions. We believe that it will be difficult to fund acquisitions with cash from operating activities. As a result, we expect to rely primarily upon the availability of debt or equity capital, which may or may not be available on favorable terms or at all. Our access to debt or equity capital depends on a number of factors, including the market’s perception of our growth potential and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or could be unable to implement this strategy.

Our credit facility contains financial and operating covenants that limit our operations and could lead to adverse consequences if we fail to comply.

Our credit facility contains financial and operating covenants relating to, among other things, minimum net worth, fixed charge and leverage ratios, as well as limitations on mergers, consolidations and dissolutions, sales of assets; investments and acquisitions; indebtedness and liens; dividends; repurchase of shares of capital stock and options to purchase shares of capital stock; transactions with affiliates; sales and leaseback transactions; and restricted payments. Failure to meet these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders, which could harm our business and operations.

Risks Related to Our Industry

Our U.S. government contracts may be terminated by the federal government at any time and, if we do not replace terminated contracts, our operating results would be adversely affected.

We derive most of our revenue from U.S. government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of the contract’s potential duration. U.S. government agencies have the right not to exercise these option periods. In addition, our contracts also contain provisions permitting a U.S. government client to terminate the contract on short notice and for its convenience, as well as for our default. A decision by a U.S. government agency not to exercise option periods or to terminate contracts could result in a reduction of our profitability on these contracts and significant revenue shortfalls.

If the U.S. government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and net income on work completed prior to the termination. We cannot recover anticipated net income on terminated work. If the U.S. government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the U.S. government in procuring undelivered items and services from another source.

U.S. government contracts contain other provisions that may be unfavorable to contractors.

Beyond the right to terminate a contract for convenience or decline to exercise an option to renew, U.S. government contracts contain provisions and are subject to laws and regulations that give the U.S. government rights and remedies not typically found in commercial contracts. They also permit the U.S. government to do the following:

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by us; and

•	suspend or debar us from doing business with the U.S. government.

If the U.S. government exercises its rights under any of these provisions, our revenue and net income could decline.

The industry in which our largest beneficial stockholder operates is frequently subject to government and media scrutiny which can harm our reputation and our business.

In recent years, the media and committees of Congress have focused attention on the provision of security services by private contractors operating overseas. Our largest stockholder performs such services. Because our largest beneficial stockholder shares with us the “GLOBAL” name and corporate logo, there is increased risk that the market will confuse the actions or perceptions of our largest beneficial stockholder with those of our company. To the extent that the government or the media perceive that GLOBAL has not complied with applicable laws or rules, the resulting publicity could, regardless of the accuracy of such a perception, harm our reputation and our business and cause our share price to decline.

Unfavorable U.S. government audit results could subject us to a variety of penalties and sanctions, and could harm our reputation and relationships with our clients.

The U.S. government, including the Defense Contract Audit Agency (DCAA), audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. The DCAA reviews a contractor’s internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems, and the contractor’s compliance with such policies. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Adverse findings in a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenue and net income.

If a U.S. government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of net income, suspension of payments, fines and suspension or debarment from doing business with U.S. government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not true. If our reputation or relationship with U.S. government agencies were impaired, or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and net income would decline.

The U.S. government may revise its procurement or other practices in a manner adverse to us.

The U.S. government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to General Services Administration (GSA) contracts, or other government-wide acquisition contracts (GWACs), or adopt new standards for contract awards intended to achieve certain social or other policy objectives. In addition, the U.S. government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the U.S. government may obtain from private contractors. These changes could impair our ability to obtain new contracts or contracts under which we currently perform when those contracts are put up for recompetition bids. Any new contracting methods could be costly or administratively difficult for us to implement, and, as a result, could harm our operating results.

A preference for minority-owned, small and small disadvantaged businesses could impact our ability to be a prime contractor on certain government procurements.

As a result of the Small Business Administration, or SBA, set-aside program, the U.S. government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small or small-disadvantaged businesses. As a result, we would not be eligible to perform as a prime contractor on those programs and would be restricted to a maximum of 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program may impact our ability to bid on new procurements as a prime contractor or restrict our ability to recompete on incumbent work that is placed in the set-aside program.

Risks Related to Our Common Stock and This Offering

No market currently exists for our common stock, and an active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for shares of our common stock. We have filed an application to list our common stock for trading on the Nasdaq Global Market. However, we cannot assure you that our common stock will be approved for listing on the Nasdaq Global Market, or if approved, that an active trading market for our common stock will develop on that exchange, or elsewhere, or if developed, that any trading market will continue. The initial public offering price for the shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our common stock may be reduced by many factors, some of which are beyond our control, including those described above under “Risks Related to Our Business” and “Risks Related to Our Industry” and one or more of the following:

•	changes in stock market analysts’ recommendations regarding us, our competitors or the industry in which we operate generally, or lack of analyst coverage of our common stock;

•	announcements by us or our competitors of significant contracts or task orders, acquisitions or capital commitments;

•	loss of one or more of our significant customers;

•	changes in market valuations or earnings of our competitors;

•	variations in quarterly operating results;

•	availability of capital;

•	general economic conditions;

•	terrorist acts;

•	military action related to international conflicts, wars or otherwise;

•	adverse legislative or regulatory changes;

•	departures of key personnel;

•	future sales of our common stock; and

•	investor perception of us and our industry.

As a result of the existence of one or more of these factors, investors in our common stock may not be able to resell their shares at or above the initial public offering price.

Some companies that have had volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against us, it could result in substantial costs and would divert management’s attention and our resources.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock is considerably higher than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the book value of our tangible assets after subtracting liabilities, and

•

contribute [—]% of the total amount invested to fund our company but will own only [—]% of the shares of common stock outstanding after this offering, based on an assumed initial public offering price of $[—] per share, the mid-point of the price range set forth on the cover of this prospectus.

To the extent outstanding stock options are exercised, there will be further dilution to new investors. See “Dilution” for more information.

Our largest beneficial stockholder and any transferee of all or a significant portion of the beneficial ownership interest in us will have significant influence over us, which could result in our taking actions of which you or other stockholders do not approve.

Immediately following this offering, GLOBAL will beneficially own [—] shares of our common stock, or [—]% of our outstanding common stock. If the underwriters exercise their overallotment option in full, GLOBAL will beneficially own [—]% of our outstanding common stock. In either case, GLOBAL will have significant influence over the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation and mergers and other business combinations. GLOBAL’s interests may not be aligned with your interests or those of our other investors. This concentration of ownership and voting power may also have the effect of delaying or preventing a change of control of our company and could prevent stockholders from receiving a premium over the market price if a change in control is proposed. In addition, GLOBAL may at any time elect to sell or otherwise transfer its beneficial ownership interest in us to another party unknown to us, whose intent or actions may not be aligned with your interests or those of our other investors. The buyer or transferee of GLOBAL’s beneficial ownership interest in us could include a competitor or other buyer who may use the influence they obtain over us for purposes which ultimately diminish the value of our common stock.

We have never operated as a public company, and fulfilling our obligations incident to being a public company will be expensive and time consuming.

As a private company, we have maintained a relatively small finance and accounting staff. We currently do not have an internal audit group, and we have not been required to establish and maintain disclosure controls and procedures and internal control over financial reporting as required by the federal securities law for public companies. As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the Nasdaq Global Market, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will require us to devote significant management time and will place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems. We expect to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increased auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees, listing fees, as well as other expenses. We cannot accurately predict the amount of additional costs that we may incur or the timing of such costs, but we have estimated that such costs will exceed $2.0 million during our first 12 months of being a public company.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly.

Immediately following this offering, GLOBAL will beneficially own [—] shares of our common stock, or [—]% of our outstanding common stock. If the underwriters exercise their overallotment option in full, GLOBAL will beneficially own [—]% of our outstanding common stock. If GLOBAL sells, or the market perceives that GLOBAL intends to sell, a substantial portion of its beneficial ownership interest in us in the public market, the market price of our common stock could decline significantly. The sales also could make it more difficult for us to sell equity or equity-related securities at a time and price that we deem appropriate.

After this offering, approximately [—] million shares of our common stock will be outstanding. Of these shares, [—] million shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market and more than [—]% of the remaining shares are subject to 180-day contractual lock-up agreements with our underwriters. Cowen and Company may, in its discretion, permit our directors, officers and current stockholders who are subject to these contractual lock-ups to sell shares prior to the expiration of the lock-up agreements. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

After the lock-up agreements pertaining to this offering expire, up to an additional approximately [—] million shares will be eligible for sale in the public market all of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the approximately [—] million shares underlying options and restricted stock grants that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially. For additional information, see “Shares Eligible for Future Sale.”

We do not intend to pay dividends.

We intend to retain our earnings, if any, for general corporate purposes, and we do not anticipate paying cash dividends on our stock in the foreseeable future. In addition, our existing credit facility restricts, and any future such facilities may restrict, us from paying such dividends. Our dividend policy and these restrictions in our financing arrangements may make our stock look less attractive to investors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by such words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would,” or similar words, You should read these statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control accurately. The factors listed in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Before you invest in our common stock, you should be aware that the occurrence of the events described above, in the section captioned “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We undertake no obligation to update these forward-looking statements, even if our situation changes in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $[— ], assuming an initial public offering price of $[—] per share (the mid-point of the range set forth for the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $[—].

We intend to use:

•	approximately $[—] million of the net proceeds of this offering to repay the term loan portion of our credit facility, which was $10.8 million as of June 30, 2009;

•	approximately $[—] million of the net proceeds of this offering to repay other outstanding borrowings under our credit facility, which were $16.6 million as of June 30, 2009; and

•

the balance, if any, to repay the debt owed to GLOBAL and its affiliates, which as of June 30, 2009 was $16.4 million, and the remainder for general corporate purposes, including working capital and potential acquisitions, although we have no present understandings, commitments or agreements to enter into any acquisition.

Of the $16.4 million of debt owed to GLOBAL and its affiliates, as of June 30, 2009, $15.5 million was outstanding under a demand note with Kende Holding kft, which we refer to as Kende, an affiliate of GLOBAL. This debt was incurred in order to fund a portion of the purchase for the SFA acquisition. This demand note bears interest at a rate equal to 8% per annum, based on a 360-day year. The remaining $0.9 million of affiliated debt as of June 30, 2009 is owed under two demand notes payable to Kende and Global Strategies Group (Hong Kong) Ltd, which we refer to as Global Hong Kong, in the amounts of $0.5 million and $0.4 million, respectively. Interest on these two demand notes accrues quarterly based on LIBOR plus a margin of 2.5% determined as of the beginning of each calendar quarter.

The debt to be repaid under our credit facility was incurred pursuant to a loan and security agreement entered into on February 9, 2007 with a lender. As of June 30, 2009, $10.8 million and $16.6 million were outstanding under the term loan, and revolving line of credit and overline note portions of the credit facility. Borrowings under the credit facility bear interest at the applicable interest rate (the prime rate, the federal funds rate, LIBOR or an index rate), plus an applicable margin that varies based on a leverage ratio test. We have elected to have borrowings under our credit facility bear interest at the LIBOR rate. For the six month period ended June 30, 2009, the applicable margin was 1.8% to 2.8% for borrowings under our term loan and 1.6% to 2.6% for borrowings under our revolving line of credit. As of September 3, 2009, as a result of our entering into an amendment to our loan and security agreement, the credit facility matures on February 28, 2011. Under this amendment, effective September 30, 2009, the applicable margin is 2.4% to 3.2% for borrowings under our term loan and 2.2% to 3.0% for borrowings under our revolving line of credit, subject to a minimum interest rate of 3.0% .

We will not receive any proceeds from the sale of common stock in the offering by the selling stockholders.

DIVIDEND POLICY

We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our ability to declare and pay cash dividends is restricted by our credit facility. As a result, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant. Accordingly, you will need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Following this offering, all of our assets will consist of the capital stock of our wholly owned subsidiary, GNA. We will have to rely upon dividends and other payments from our subsidiary to generate the funds necessary to make dividend payments, if any, on our common stock. Our subsidiary, however, is legally distinct from us and has no obligation to pay amounts to us. The ability of our subsidiary to make dividends and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiary’s debt and applicable state laws.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt, including current portions, and capitalization as of June 30, 2009:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the amendment and restatement of our certificate of incorporation and bylaws to, among other things, increase the number of shares of our authorized stock and (ii) a [—]-for-[—] stock split of our common stock; and

•

on a pro forma as adjusted basis to reflect (i) our sale of common stock in this offering at an assumed initial public offering price of $[—] per share (the mid-point of the range set forth on the cover page of this prospectus), and receipt of the net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses and application of the proceeds therefrom, (ii) our use of a portion of the net proceeds to repay approximately $[—] million of debt owed to GLOBAL and its affiliates and all outstanding borrowings under our credit facility, and (iii) the increase in additional paid-in capital and the stock compensation expense, net of tax benefit, associated with the issuance of restricted stock in Contego Systems Inc. on December 31, 2007 to Ronald Jones, to be named our Executive Vice President, Corporate Development, and the issuance of shares of our common stock to James Allen, our Executive Vice President and Chief Financial Officer, contingent upon the closing of this offering, which in each case will be recognized upon successful completion of this offering.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) the as-adjusted figure shown below for “cash and cash equivalents,” “additional paid-in capital” and “total stockholder’s equity” by $[—], after deducting estimated underwriting discounts and commissions.

	As of June 30, 2009
(in thousands, except per share amounts)	Actual	Pro Forma		Pro Forma As Adjusted
Cash and cash equivalents	$217	$		$

Bank loans, including current portions	27,398
Loans from affiliates	16,427

Total debt, including current portions	43,825

Stockholder’s equity:
Preferred stock, par value $0.01 per share, 0, [—], and [—] shares authorized actual, pro forma, and pro forma as adjusted, respectively, and 0, 0, and 0 shares issued and outstanding actual, pro forma, and pro forma as adjusted, respectively	—		—		—
Common stock, par value $0.01 per share, 1,000, [—], and [—] shares authorized actual, pro forma, and pro forma as adjusted, respectively, and 100, 0, and 0 shares issued and outstanding actual, pro forma, and pro forma as adjusted, respectively	—
Additional paid-in capital	47,408
Accumulated deficit	(2,566)

Total stockholder’s equity	44,842

Total capitalization	$88,667	$		$

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

The table excludes the following shares:

•

[—] shares of common stock issuable upon the exercise of options to purchase our common stock at a weighted average exercise price of $[—] per share, which options were previously granted to employees pursuant to the 2007 SFA, Inc. Stock Option Plan, or SFA Plan, and will be assumed by the Company in connection with this offering;

•

[—] shares of common stock, issuable upon exercise of options to purchase our common stock to be granted to Kirk Herdman, our Senior Vice President, Business Operations and Development, upon closing of this offering; and

•	[—] shares of common stock, reserved for future issuance under our 2009 Performance Incentive Plan, or the Plan, which we plan to adopt in connection with this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after this offering.

The net tangible book value of our common stock as of June 30, 2009 was $(5.0) million, or approximately $[—] per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the number of shares of common stock outstanding.

After giving effect to the issuance and sale of the shares of common stock offered by us and after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the application of the net proceeds, our as adjusted net tangible book value after this offering would have been approximately $[—] million, or approximately $[—] per share. This represents an immediate increase in net tangible book value of approximately $[—] per share to existing stockholders and an immediate dilution of approximately $[—] per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to the new investors will be more or less, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price			$	[—]
Net tangible book value per share as of June 30, 2009	$	[—]		[—]
Increase per share attributable to this offering				[—]
Pro forma net tangible book value, as adjusted to give effect to this offering				[—]

Dilution in pro forma net tangible book value per share to new investors in this offering			$	[—]

The following table summarizes, as of June 30, 2009, the total number of shares of common stock purchased from us, the value of the total consideration paid to us, or attributed to the shares purchased, and the average price per share paid to us, or attributed to the shares purchased, by our two existing stockholders and by the investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $[—] per share.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(In thousands, other than percentages)
Existing stockholders	[—]	[—]	%	[—]	[—]	%	$	[—]
New investors	[—]	[—]		[—]	[—]			[—]

Total	[—]	[—]	%	[—]	[—]	%	$	[—]

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the period April 1, 2006 to February 8, 2007, the period February 9, 2007 to December 31, 2007 and the year ended December 31, 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended March 31, 2005 and 2006 and the selected consolidated balance sheet data as of March 31, 2005, 2006 and February 8, 2007 have been derived from our unaudited financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2008 and 2009 and the selected consolidated balance sheet data as of June 30, 2009 has been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the information set forth herein. Our historical results are not necessarily indicative of the results that may be expected for any future period. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Basis of Presentation

In 2006, our indirect parent, GLOBAL, formed Contego Systems Inc. and Global Technology Strategies, Inc. for the purpose of commencing technology operations in the U.S. On February 9, 2007, Global Technology Strategies, Inc. acquired all of the outstanding stock of SFA and its subsidiary, TAC. Subsequent to the SFA acquisition, SFA was renamed GNA, and Global Technology Strategies, Inc. was renamed GNA Holding. GNA and TAC are our operating subsidiaries. On December 31, 2008, as part of a restructuring, (i) we were formed under the name Contego NewCo Company, (ii) Contego Systems Inc. transferred all of its assets to us and we assumed all of Contego Systems Inc.’s liabilities and (iii) Contego Systems Inc. was converted into Contego Systems LLC. In July 2009, we changed our name to Global Defense Technology & Systems, Inc.

SFA and its subsidiary, TAC, are the predecessor entity, which we refer to as the Predecessor for accounting purposes since their operations represent our principal business. The historical results of SFA and its subsidiary, TAC, have been presented from April 1, 2006 through February 8, 2007, the date prior to the date of the SFA acquisition. The consolidated financial statements of GLOBAL Defense Technology, which include, in addition to the Predecessor, GNA Holding and GNA, which we refer to as the Successor, have been presented from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008. The Successor’s financial statements also include the historical results of Contego Systems Inc., which consists of general and administrative expense incurred on behalf of GNA, for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008.

Our acquisition of SFA and related application of the purchase accounting method and changes in our outstanding debt resulted in significant changes in, among other things, asset values, amortization expense and interest expense. As a result of the SFA acquisition, we also changed our fiscal year end from March 31 to December 31. The SFA acquisition and change in fiscal year end have resulted in financial reporting periods of varying length. The period over period comparisons are impacted by the variation in length of each reporting period, with the period from April 1, 2006 to February 8, 2007 consisting of 314 calendar days, the period February 9, 2007 to December 31, 2007 consisting of 327 calendar days (4.1% longer than the prior comparable period), and the year ended December 31, 2008 consisting of 366 days (11.9% longer than the prior comparable period).

Immediately prior to effectiveness of the registration statement of which this prospectus forms a part, we will implement a series of restructuring transactions, including (i) a [—]-for-[—] stock split of our common stock and (ii) the assumption of all options previously granted pursuant to the SFA Plan, and appropriate adjustments to the number of shares of common stock underlying such options as well as the exercise price of such options. We expect that the exchange of stock options in GNA for stock options in GLOBAL Defense Technology will represent a probable-to-probable type modification in accordance with SFAS No. 123R. We do not anticipate that this modification will result in incremental fair value because the terms affecting the fair value will not be modified. Therefore, we do not expect to recognize any additional compensation expense on the modification date. See “Prospectus Summary—Our History and Organizational Structure” for more information regarding the restructuring transactions. As a result of the restructuring transactions, the weighted average common shares outstanding and earnings (loss) per share figures presented in our historical financial statements and notes thereto, and all references to options, common shares and exercise price figures in note 10 to our historical financial statements, will be revised accordingly.

	Predecessor			Successor
	Year Ended March 31, 2005	Year Ended March 31, 2006	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
						2008	2009
	(unaudited)
(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenue	$97,733	$124,462	$123,124	$134,818	$189,426	$93,167	$103,040
Operating costs and expenses Cost of revenue	81,364	104,581	105,644	114,264	156,271	79,183	85,664
Selling, general and administrative expenses	10,802	16,045	16,317	13,202	16,957	7,702	9,253
Amortization of intangible assets	—	—	72	10,279	8,841	4,595	4,178
Impairment of intangible asset	—	—	—	—	2,447	—	—

Total operating costs and expenses	92,166	120,626	122,033	137,745	184,516	91,480	99,095

Operating income (loss)	5,567	3,836	1,091	(2,927)	4,910	1,687	3,945
Other income (expense)
Interest income	64	240	270	46	40	7	3
Interest expense	(53)	(13)	(67)	(3,594)	(2,750)	(1,444)	(1,000)

Income (loss) before income taxes	5,578	4,063	1,294	(6,475)	2,200	250	2,948
(Provision for) /benefit from income taxes	—	—	(2,116)	2,406	(1,138)	(116)	(1,388)

Net income (loss)	$5,578	$4,063	$(822)	$(4,069)	$1,062	$134	$1,560

Earnings (loss) per share
Basic(1)	$15.97	$11.64	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,604.04
Diluted(1)	$13.41	$9.54	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,560.83
Weighted average common shares outstanding
Basic	349,378	348,994	329,378	100	100	100	100
Diluted	416,103	426,007	329,378	100	100	100	100
Cash dividends per share	$1.60	$1.42	$8.66	$—	$—	$—	$—

	Predecessor			Successor
	March 31, 2005	March 31, 2006	February 8, 2007	December 31, 2007	December 31, 2008	June 30,
						2008	2009
(in thousands)	(unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$5,151	$5,025	$20,869	$279	$1,422	$209	$217
Working capital(2)	18,292	23,743	12,495	13,698	18,054	9,604	29,718
Total assets	36,563	43,398	62,996	112,537	105,652	110,178	115,024
Total debt(3)	—	3,973	18,000	43,692	37,014	35,195	43,825
Total stockholder’s equity	24,501	25,250	5,131	41,902	43,129	42,372	44,842

	Predecessor			Successor
	Year Ended March 31, 2005	Year Ended March 31, 2006	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
(in thousands)						2008	2009
Other Data
EBITDA(4)	$6,818	$4,877	$1,884	$8,108	$14,747	$6,779	$8,620
Adjusted EBITDA(4)	$8,041	$8,397	$8,545	$9,226	$20,864	$7,407	$9,689

(1)	See note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted earnings (loss) per share.

(2)	Working capital is defined as current assets net of current liabilities excluding loans from affiliates and the current portion of bank loans.

(3)	Represents bank loans (including current maturities) and loans from affiliates.

(4)	Reconciliation of net income (loss) to Adjusted EBITDA is presented below:

	Predecessor			Successor
	Year Ended March 31, 2005	Year Ended March 31, 2006	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
						2008	2009
	(unaudited)
(in thousands)
Net income (loss)	$5,578	$4,063	$(822)	$(4,069)	$1,062	$134	$1,560
Depreciation and amortization	1,251	1,041	721	756	996	497	497
Amortization of intangible assets	—	—	72	10,279	8,841	4,595	4,178
Interest (income) expense, net	(11)	(227)	(203)	3,548	2,710	1,437	997
Income tax expense (benefit)	—	—	2,116	(2,406)	1,138	116	1,388

EBITDA(a)	6,818	4,877	1,884	8,108	14,747	6,779	8,620

Impairment of intangible asset(b)	—	—	—	—	2,447	—	—
Stock appreciation rights (SARS) expense(c)	—	1,065	3,178	—	—	—	—
Sellers transaction costs(d)	—	—	1,433	—	—	—	—
ESOP expense(e)	1,223	2,455	2,050	—	—	—	—
Retention bonuses(f)	—	—	—	1,108	1,195	605	—
Management fees paid to GLOBAL(g)	—	—	—	10	28	23	1,069

Adjusted EBITDA(a)	$8,041	$8,397	$8,545	$9,226	$20,864	$7,407	$9,689

(a)	See also “Summary Consolidated Financial Data” for additional disclosures on our use of these non-GAAP financial measures.

(b)	Reflects charge associated with abandonment of GNA’s former trade name.

(c)	Reflects expense associated with the vesting of employee stock appreciation rights effective with the acquisition of SFA.

(d)	Reflects expenses incurred by SFA in conjunction with its sale to us.

(e)	Reflects expense associated with the Employee Stock Ownership Plan, whereby SFA funded a portion of employees purchase price, prior to the date of acquisition of SFA.

(f)	Consists of retention bonuses paid to SFA employees in connection with continued employment subsequent to the date of acquisition of SFA.

(g)	Consists primarily of management fees paid to an affiliate of GLOBAL pursuant to a management services agreement that was initiated January 1, 2009. Following completion of this offering, the agreement will be terminated and thus we will no longer incur this expense on a going-forward basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Basis of Presentation

In 2006, our indirect parent, GLOBAL, formed Contego Systems Inc. and Global Technology Strategies, Inc. for the purpose of commencing technology operations in the U.S. On February 9, 2007, Global Technology Strategies, Inc. acquired all of the outstanding stock of SFA and its subsidiary, TAC. Subsequent to the SFA acquisition, SFA was renamed GNA, and Global Technology Strategies, Inc. was renamed GNA Holding. GNA and TAC are our operating subsidiaries. On December 31, 2008, as part of a restructuring, (i) we were formed under the name Contego NewCo Company, (ii) Contego Systems Inc. transferred all of its assets to us and we assumed all of Contego Systems Inc.’s liabilities and (iii) Contego Systems Inc. was converted into Contego Systems LLC. In July 2009, we changed our name to Global Defense Technology & Systems, Inc.

SFA and its subsidiary, TAC, are the predecessor entity, which we refer to as the Predecessor for accounting purposes since their operations represent our principal business. The historical results of SFA and its subsidiary, TAC, have been presented from April 1, 2006 through February 8, 2007, the date prior to the date of the SFA acquisition. The consolidated financial statements of GLOBAL Defense Technology, which include, in addition to the Predecessor, GNA Holding and GNA, which we refer to as the Successor, have been presented from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008. The Successor’s financial statements also include the historical results of Contego Systems Inc., which consists of general and administrative expense incurred on behalf of GNA, for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008.

Our acquisition of SFA and related application of the purchase accounting method and changes in our outstanding debt resulted in significant changes in, among other things, asset values, amortization expense and interest expense. As a result of the SFA acquisition, we also changed our fiscal year end from March 31 to December 31. The SFA acquisition and change in fiscal year end have resulted in financial reporting periods of varying length. The period over period comparisons are impacted by the variation in length of each reporting period, with the period from April 1, 2006 to February 8, 2007 consisting of 314 calendar days, the period February 9, 2007 to December 31, 2007 consisting of 327 calendar days (4.1% longer than the prior comparable period), and the year ended December 31, 2008 consisting of 366 days (11.9% longer than the prior comparable period).

Immediately prior to effectiveness of the registration statement of which this prospectus forms a part, we will implement a series of restructuring transactions, including (i) a [—]-for-[—] stock split of our common stock and (ii) the assumption of all options previously granted pursuant to the SFA Plan, and appropriate adjustments to the number of shares of common stock underlying such options as well as the exercise price of such options. We expect that the exchange of stock options in GNA for stock options in GLOBAL Defense Technology will represent a probable-to-probable type modification in accordance with SFAS No. 123R. We do not anticipate that this modification will result in incremental fair value because the terms affecting the fair value will not be modified. Therefore, we do not expect to recognize any additional compensation expense on the modification date. See “Prospectus Summary—Our History and Organizational Structure” for more information regarding the restructuring transactions. As a result of the restructuring transactions, the weighted average common shares outstanding and earnings (loss) per share figures presented in our historical financial statements and notes thereto, and all references to options, common shares and exercise price figures in note 10 to our historical financial statements, will be revised accordingly.

Overview

We are a diversified technology and engineering services firm that provides a broad range of mission-critical technology-based services and solutions to the national security agencies and programs of the U.S. government. Our offerings include counter-terrorism intelligence and analysis; data analysis and intelligence fusion tools; force modernization, mobility and survivability solutions; maritime domain awareness and navigation systems; system and software engineering; network and communications management and decision support systems for command and control. We serve as a prime contractor on the majority of our contracts and predominantly serve the Intelligence Community and the Department of Defense.

We conduct our business through two reportable segments: Technology and Intelligence Services, or TIS, and Force Mobility and Modernization Systems, or FMMS. Our operating segments are aggregated into two reportable segments based on the nature of the systems and services offered. Through our TIS segment we provide a broad range of technology-based services and solutions, including counter-terrorism and intelligence solutions and command, control and decision support solutions, to customers in the Department of Defense, the Intelligence Community and other U.S. agencies. Our TIS segment is comprised of the operations of TAC and our Global Missions Systems, or GMS, division. Through our FMMS segment we provide customers, primarily in the Department of Defense, with solutions that entail the design, engineering and integration of highly mobile mission support systems. Our FMMS segment is comprised of the operations of our Global Defense Engineering, or GDE, division. All of our revenue and related costs from the sale of products are included in our FMMS segment and all of our revenue and related costs from the sale of services are included in our TIS segment. For additional information regarding our reportable segments, see “Business—Capabilities and Customer Solutions” and note 16 of the notes to the consolidated financial statements contained within this prospectus.

We derive revenue primarily from contracts with U.S. government agencies that are focused on national security and as a result, funding for our programs is generally linked to trends in U.S. government spending in the areas of defense, intelligence and homeland security. The U.S. government has substantially increased its overall defense, intelligence and homeland security budgets in the face of evolving terrorist threats and world events. As a result, our revenue (including the Predecessor) has grown at a compound annual growth rate, or CAGR, of 18.3% from the twelve-month period ended March 31, 2005 to the twelve-month period ended June 30, 2009. All of the revenue growth has been organic, without the benefit of acquisitions.

Since April 1, 2006, substantially all of our revenue was derived from customers in the Department of Defense, including the U.S. Army, U.S. Navy, U.S. Marine Corps, National Guard and Department of Defense agencies within the Intelligence Community, and other U.S. agencies, including the Department of Homeland Security, federal law enforcement agencies and other agencies in the Intelligence Community addressing national security threats and challenges. The following table shows our revenue from each class of customer as a percentage of our total revenue.

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
Department of Defense	74.5%	71.9%	74.2%	76.4%	73.8%
U.S. federal civilian agencies	25.5%	28.1%	25.8%	23.6%	26.2%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

In addition, we have three contracts each of which, in one or more of the reported periods, individually comprised more than 10% of our consolidated revenue. The following table shows our revenue for each of these three contracts.

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
(in thousands)
U.S. Army TACOM contract(1)	$38,047	$29,015	$40,636	$26,225	$26,123
Department of Justice counter-terrorism contract(2)	17,153	23,468	26,750	12,543	14,561
U.S. Army Aberdeen Test Center contract(1)	7,128	16,966	23,630	8,776	6,009

Total	$62,328	$69,449	$91,016	$47,544	$46,693

(1)	Included in the FMMS segment.

(2)	Included in the TIS segment.

The contract with U.S. Army TACOM (Tank-Automotive and Armaments Command) is a fixed-price contract for the delivery of Tactical Water Purification Systems, which we refer to as TWPS. We expect to receive additional orders for TWPS under the U.S. Army TACOM contract until the ordering period ends on January 31, 2010. While the demand for and revenue from TWPS currently being procured under the U.S. Army TACOM contract appears to be declining, based on the continued commitment of the U.S. government to long-running overseas contingencies operations and the need to provide high quality potable water to U.S. troops that have been deployed, we expect to receive additional orders for TWPS under other contract vehicles in the future. We also believe that there will be demand to replace older TWPS with new, more technologically advanced TWPS that may have greater capacity than the current TWPS we are delivering under the U.S. Army TACOM contract. In addition, we are currently pursuing other revenue opportunities related to our TWPS technologies.

The Department of Justice contract is a time-and-materials contract for analytical and information technology services in support of a critical counter-terrorism program. The Department of Justice contract reflected in the table above ended on September 8, 2009. We received a new contract from the Department of Justice extending our work for an additional five years beginning on September 9, 2009, consisting of a base period of one year and options for four additional years. The ceiling of the new contract is $200 million and provides the opportunity for expansion of our services above the contract level. The estimated value of our current level of services on the contract over the five year contract period is approximately $146 million. We believe that the $200 million ceiling in the new contract provides the customer with the ability to expand the level of services to be procured from us over the term of the contract.

The contract with the U.S. Army Aberdeen Test Center is a fixed-price/time-and-materials task order contract for a broad range of engineering, design, test and evaluation and integration services and ends on August 31, 2014. The U.S. Army Aberdeen Test Center contract has been used to procure support from us on a number of our field support systems, as well as for engineering services unrelated to these systems. We believe that our customer will continue to use this contract to support our current systems, as well as new systems that will be required to meet the continuing demand for solutions to promote force mobility and modernization.

We derive our revenue from contracts directly with the U.S. government or as a subcontractor to other providers of services to the U.S. government. The following table shows our revenue as prime contractor and as subcontractor as a percentage of our total revenue.

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
Prime contract revenue	86.8%	85.3%	82.0%	81.3%	88.8%
Subcontract revenue	13.2%	14.7%	18.0%	18.7%	11.2%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Backlog

We define total backlog as the amount of revenue we expect to realize (i) over the remaining base contract performance period and (ii) from the exercise of option periods that we reasonably believe will be exercised, in each case from signed contracts in existence as of the measurement date. We also include in backlog our estimates of revenue from future delivery orders on requirements and ID/IQ contracts. At times, our estimates of future revenue on such contracts are less than the contract ceiling.

We define funded backlog as the portion of our total backlog for which funding is currently appropriated and obligated to us under a signed contract or task order by the purchasing agency, or otherwise authorized for payment to us by a customer upon completion of a specified portion of work. Our funded backlog does not include the full potential value of our contracts, because the Congress often appropriates funds to be used by an agency for a particular program or contract only on a yearly or quarterly basis, even though the contract may call for performance over a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until the Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. Unfunded backlog is total backlog minus funded backlog.

Total backlog may fluctuate from period to period depending on our success in winning new contracts and the timing of contract awards, renewals, modifications and cancellations.

The following table shows the value of our contract backlog:

	Successor
	December 31,		June 30, 2009
	2007	2008
(in thousands)
TIS segment
Funded	$41,967	$38,711	$31,873
Unfunded	127,057	200,002	192,689

Total	$169,024	$238,713	$224,562

FMMS segment
Funded	$53,179	$77,145	$89,059
Unfunded	215,450	160,542	139,234

Total	$268,629	$237,687	$228,293

Company
Funded	$95,146	$115,856	$120,932
Unfunded	342,507	360,544	331,923

Total Backlog	$437,653	$476,400	$452,855

We expect that approximately $100 million of our total backlog at June 30, 2009 will be recognized as revenue prior to December 31, 2009.

Revenue

We provide our services and solutions under three types of contracts: fixed-price, time-and-materials and cost-plus. Our product revenue, which is included in our FMMS segment, is primarily derived from fixed-price contracts. Our service revenue, which is included in our TIS segment, is primarily derived from cost-plus and time-and-materials contracts. Our contract mix varies from year to year due to numerous factors, including our business strategies and U.S. government procurement objectives. The following table shows our revenue from each of these types of contracts as a percentage of our total revenue.

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
Fixed-price	54.4%	52.2%	58.8%	60.0%	57.0%
Time-and-materials	29.5%	33.5%	29.3%	28.5%	30.5%
Cost-plus	16.1%	14.3%	11.9%	11.5%	12.5%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Fixed-price contracts.    Under fixed-price contracts, we perform specific tasks for a fixed price. In accordance with Statement of Position 81-1 Accounting for Performance of Construction Type and Certain Production-Type Contracts, SOP 81-1, revenue for fixed-price contracts is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs, because these contracts require design, engineering and manufacturing performed to the customer’s specifications. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Time-and-materials contracts.    Under time-and-materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, costs and expenses. Revenue for time-and-materials contracts is recognized as services are performed, generally, on the basis of contract-allowable labor hours worked multiplied by the contract-defined billing rates, plus the direct costs and indirect cost burdens associated with materials and other direct expenses used in performance of the contract. Profits on time-and-material contracts result from the difference between the cost of services performed and the contract-defined billing rates for these services.

Cost-plus contracts.    Under cost-plus contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract and paid a fee representing the profit. Revenue on cost-plus contracts is recognized as services are performed, generally, based on the allowable costs incurred during the period, plus any recognizable earned fee.

For further discussion of the different risks related to revenue recognition that are presented by each of these contract types, see “—Critical Accounting Policies—Revenue Recognition.”

Operating Costs and Expenses

The key components of our operating costs and expenses are:

Cost of revenue.    Cost of revenue includes all direct and indirect costs, except for selling, general and administrative costs, associated with the delivery of services and products. Cost of revenue includes direct labor, materials, equipment, subcontractor costs and other direct costs such as travel expenses.

Selling, general and administrative expenses.    Selling, general and administrative expenses, or SG&A, include expenses for general management, marketing, bid and proposal costs, independent research and development, stock compensation expenses and other operating expenses.

Amortization of intangible assets.    Amortization expense is the periodic expense related to our identified intangible assets.

Impairment of intangible asset.    An expense was recognized for impairment of an intangible asset associated with a change in the name of our subsidiary from SFA to GNA during the year ended December 31, 2008.

Results of Operations

The following table summarizes our historical results of operations on a consolidated basis:

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
(in thousands)
Revenue	$123,124	$134,818	$189,426	$93,167	$103,040
Operating costs and expenses Cost of revenue	105,644	114,264	156,271	79,183	85,664
Selling, general and administrative expenses	16,317	13,202	16,957	7,702	9,253
Amortization of intangible assets	72	10,279	8,841	4,595	4,178
Impairment of intangible asset	—	—	2,447	—	—

Total operating costs and expenses	122,033	137,745	184,516	91,480	99,095

Operating income (loss)	1,091	(2,927)	4,910	1,687	3,945
Other income (expense)
Interest income	270	46	40	7	3
Interest expense	(67)	(3,594)	(2,750)	(1,444)	(1,000)

Income (loss) before income taxes	1,294	(6,475)	2,200	250	2,948
(Provision for) benefit from income taxes	(2,116)	2,406	(1,138)	(116)	(1,388)

Net (loss) income	$(822)	$(4,069)	$1,062	$134	$1,560

Revenue.    Revenue for the six months ended June 30, 2009 increased $9.9 million, or 10.6%, to $103.0 million, compared to $93.2 million for the same period in 2008. Revenue for the year ended December 31, 2008 increased $54.6 million, or 40.5%, to $189.4 million, compared to $134.8 million for the period February 9, 2007 to December 31, 2007. The revenue increase was, in part, the result of the longer reporting period in 2008. Revenue for the period February 9, 2007 to December 31, 2007 increased $11.7 million, or 9.5%, to $134.8 million, compared to $123.1 million for the period April 1, 2006 to February 8, 2007. The revenue increase was, in part, the result of the longer reporting period ending December 31, 2007.

The following table summarizes revenue by reportable segment.

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
(in thousands)
TIS Segment	$56,517	$64,476	$80,433	$38,282	$44,030
As a percentage of total revenue	45.9%	47.8%	42.5%	41.1%	42.7%
FMMS Segment	66,607	70,342	108,993	54,885	59,010
As a percentage of total revenue	54.1%	52.2%	57.5%	58.9%	57.3%

Total revenue	$123,124	$134,818	$189,426	$93,167	$103,040

For the periods presented, the revenue of our TIS segment has grown substantially. The growth has resulted from increased spending by the U.S. government for services in support of programs to combat terrorism both at home and abroad. The increase in demand for these services has been reflected in the growth of revenue under our Department of Justice counter-terrorism contract, as well as performance on new contracts that have been awarded in recent years.

TIS segment revenue for the six months ended June 30, 2009 increased $5.7 million, or 14.9%, to $44.0 million, compared to $38.3 million for the same period in 2008. The higher TIS segment revenue resulted from $2.0 million of additional revenue due to our increased level of effort on the Department of Justice counter-terrorism contract, which increased from $12.5 million for the six month period ended June 30, 2008 to $14.5 million for the same period in 2009. The higher TIS segment revenue also reflects increased activity in services related to counter-terrorism on several other contracts for our customers in national law enforcement and intelligence agencies.

TIS segment revenue for the year ended December 31, 2008 increased $15.9 million, or 24.7%, to $80.4 million, compared to $64.5 million for the period February 9, 2007 to December 31, 2007. The revenue growth was, in part, due to the longer reporting period in 2008. Revenue increased by $3.3 million on our Department of Justice counter-terrorism contract, which increased from $23.5 million for the period February 9, 2007 to December 31, 2007 to $26.8 million for the year ended December 31, 2008. The higher TIS segment revenue also reflects increased activity on several other contracts related to counter-terrorism for our customers in national law enforcement and intelligence agencies.

TIS segment revenue for the period February 9, 2007 to December 31, 2007 increased $8.0 million, or 14.1%, to $64.5 million, compared to $56.5 million for the period April 1, 2006 to February 8, 2007. The majority of the revenue growth related to our Department of Justice counter-terrorism contract, which increased $6.3 million in the period February 9, 2007 to December 31, 2007 to $23.5 million, compared to $17.2 million for the period April 1, 2006 to February 8, 2007. The revenue increase reflects an increase in demand for our services in support of our customer’s counter-terrorism mission, as well as the longer reporting period ended December 31, 2007.

For the periods presented, the revenue of our FMMS segment has grown substantially. The growth has been the result of a long-term trend to put the U.S. armed forces on a more expeditionary footing and by the continuing high level of U.S. troop deployments worldwide. These factors have generated increased demand for our systems that support troop mobility and modernization.

FMMS segment revenue for the six months ended June 30, 2009 increased $4.1 million, or 7.5%, to $59.0 million, compared to $54.9 million for the same period in 2008. The growth in FMMS segment revenue was primarily due to significantly higher demand by the Department of Defense for field support systems other than under the U.S. Army TACOM and U.S. Army Aberdeen Test Center contracts, with significant new orders in 2008 that drove higher revenue in 2008, carrying over into 2009. This increase was partially offset by a $2.9 million decrease in revenue on the U.S. Army TACOM and U.S. Army Aberdeen Test Center contracts from $35.0 million in the six months ended June 30, 2008 to $32.1 million during the same period in 2009.

FMMS segment revenue for the year ended December 31, 2008 increased $38.7 million, or 55.0%, to $109.0 million, compared to $70.3 million for the period February 9, 2007 to December 31, 2007. The revenue growth was, in part, due to the longer reporting period ended December 31, 2008. Revenue increased by $18.3 million on the U.S. Army TACOM and U.S. Army Aberdeen Test Center contracts, collectively, from $46.0 million for the period February 9, 2007 to December 31, 2007 to $64.3 million for the year ended December 31, 2008. We also saw significant increases in demand by the Department of Defense under orders for field support systems other than under the U.S. Army TACOM and U.S. Army Aberdeen Test Center contracts, with significant new orders in 2007 that drove higher revenue in 2008.

FMMS segment revenue for the period February 9, 2007 to December 31, 2007 increased $3.7 million, or 5.6%, to $70.3 million, compared to $66.6 million for the period April 1, 2006 to February 8, 2007. Revenue generated from our U.S. Army Aberdeen Test Center contract increased $9.9 million. This increase was partially offset by a $9.0 million decrease in revenue under our U.S. Army TACOM contract. The remaining increase in revenue for the period February 9, 2007 to December 31, 2007 was primarily the result of the longer reporting period ended December 31, 2007.

Cost of Revenue.    The following table summarizes cost of revenue by reportable segments.

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
(in thousands)
TIS Segment	$46,228	$53,000	$65,195	$31,286	$36,435
As a percentage of related revenue	81.8%	82.2%	81.1%	81.7%	82.8%
FMMS Segment	59,416	61,264	91,076	47,897	49,229
As a percentage of related revenue	89.2%	87.1%	83.6%	87.3%	83.4%

Total cost of revenue	$105,644	$114,264	$156,271	$79,183	$85,664

As a percentage of revenue	85.8%	84.8%	82.5%	85.0%	83.1%

The increase in cost of revenue during each of the periods presented was primarily due to higher purchases of labor, equipment, materials and other direct costs directly related to our increased levels of revenue in each of our operating segments discussed above.

The improvement in cost of revenue as a percentage of total revenue for each of the periods presented was primarily the result of operating efficiencies achieved on certain contracts in our FMMS segment. The efficiencies were primarily related to reductions in costs on our field support systems contracts where larger order quantities allowed us to obtain favorable pricing of materials as well as reduce product integration labor costs. This effect was particularly pronounced in the second half of 2008 and the first half of 2009. The resulting cost efficiencies were the primary causes of the increase in operating profit margins in those periods, as discussed in detail below.

SG&A Expenses.    The following table summarizes total SG&A for the following periods:

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
(in thousands)
Total segment SG&A expenses	$8,330	$9,437	$12,654	$5,993	$6,375
As a percentage of total revenue	6.8%	7.0%	6.7%	6.4%	6.2%
Corporate SG&A expenses:
ESOP expense	2,050	—	—	—	—
Sellers transactions costs	1,433	—	—	—	—
Retention bonuses	—	1,108	1,195	605	—
SARs and related payroll tax expense	3,178	—	—	—	—
Stock-based compensation expense	—	590	435	337	153
Management fees paid to GLOBAL	—	10	28	23	1,069
Other corporate expenses	1,326	2,057	2,645	744	1,656

Total Corporate SG&A expenses	7,987	3,765	4,303	1,709	2,878

As a percentage of total revenue	6.5%	2.8%	2.3%	1.8%	2.8%

Total SG&A expenses	$16,317	$13,202	$16,957	$7,702	$9,253

As a percentage of total revenue	13.3%	9.8%	9.0%	8.3%	9.0%

Segment SG&A expenses have generally followed the growth in revenue as management and marketing activities have grown to support the underlying business and capitalize on growth opportunities. Excluding the impact of the $1.1 million of management fees paid to an affiliate of GLOBAL in the first six months of 2009, we have been able to leverage our SG&A cost as a percentage of revenue due to our higher revenue growth period over period. The resulting reduction in segment SG&A expenses as a percentage of revenue has contributed to the improvement in segment operating profit margins in those periods.

Corporate SG&A expenses include expenses that are not under control of our segment managers and generally are not allowable as costs that can be charged against our government contracts.

For the periods prior to the SFA acquisition, corporate SG&A expenses include significant one-time costs that were directly or indirectly related to the ownership of the Predecessor by its Employee Stock Ownership Plan, which we refer to as the ESOP, and the Predecessor’s Stock Appreciation Rights Plan. ESOP expense of $2.0 million in the period ended February 8, 2007 is for a contribution by the Predecessor to the ESOP, which was discontinued upon the closing of the SFA acquisition. Transaction costs of $1.4 million relate to costs incurred by SFA and paid by us following the closing of the SFA acquisition. Stock appreciation rights expense of $3.2 million in the same period represents the amount paid in cash in connection with the SFA acquisition to settle the Predecessor’s obligations to holders of those rights. At the date of the SFA acquisition, certain key employees were offered retention bonuses to secure their services for a period following the SFA acquisition. These retention bonuses, which have been settled in full, totaled $1.1 million, $1.2 million and $0.6 million in the period February 9, 2007 to December 31, 2007, the year ended December 31, 2008, and the six months ended June 30, 2008, respectively.

Stock-based compensation expense represents the expense related to stock options granted by the Company, in accordance with SFAS No. 123(R). The lower amount of stock-based compensation expenses in the six months ended June 30, 2009 is the result of forfeitures of stock options related to recent management changes.

In the first half of 2009, we paid management fees to an affiliate of GLOBAL, of $1.1 million. Following completion of this offering, we will no longer pay any management fees to such affiliate or any other affiliate of GLOBAL.

Other corporate expenses include other costs that are not allocable to our reportable segments. Generally, these are corporate costs that are not allowed to be allocated to government contracts, or costs which management has decided to not recover from our government customers. The increase of these costs in the period February 9, 2007 to December 31, 2007, and further increases in the year ended December 31, 2008 are primarily the result of expenditures for corporate strategic development activities following the acquisition of SFA in early 2007. Much of the other corporate expenses relates to costs that, individually, are non-recurring in nature. Therefore, the level of these costs can be highly variable over time, particularly when viewed on a quarter-to-quarter basis. The variable timing of such expenses is the reason for the much lower amount of other corporate expenses in the first six months of 2008 compared to such expenses for all of 2008 and compared to the first six months of 2009.

Upon the completion of this offering, we will be required to comply with new accounting, financial reporting and corporate governance standards as a public company that will cause our SG&A expenses to increase. Such costs will include, among others, increased staff costs, consulting and legal fees, board of directors fees, investor relations expenses and director and officer liability insurance costs. The effect may be particularly pronounced in the first full year following this offering as we incur costs to meet public company requirements for establishment of effective internal control over financial reporting and the audit of those controls.

Amortization of Intangible Assets.    Amortization expense for the six months ended June 30, 2009 decreased $0.4 million to $4.2 million as compared to $4.6 million for the same period in 2008. The decrease was the effect of certain intangible assets reaching the end of their useful lives.

Amortization expense for the year ended December 31, 2008 was $8.8 million as compared to $10.3 million for the period February 9, 2007 to December 31, 2007. The decrease in amortization expense was the effect of certain intangible assets reaching the end of their lives, partially offset by the longer reporting period in 2008.

Amortization expense for the period February 9, 2007 to December 31, 2007 was $10.3 million as compared to $0.1 million for the period April 1, 2006 to February 8, 2007. The large increase in amortization expense was due to the allocation of purchase price to intangible assets associated with the SFA acquisition on February 8, 2007.

Impairment of Intangible Asset.    In September 2008, we changed the name of our subsidiary from SFA to GNA and, in so doing, impaired the value of the trade name intangible asset for the remaining balance of $2.4 million. We believe that the value of our Company was not diminished as a result of the change in name.

Operating Income (Loss).    The following table reconciles segment operating income to total operating income (loss).

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
(in thousands)
TIS Segment	$4,766	$5,441	$7,441	$3,146	$3,897
As a percentage of related segment revenue	8.4%	8.4%	9.3%	8.2%	8.9%
FMMS Segment	4,384	5,676	13,060	4,845	7,104
As a percentage of related segment revenue	6.6%	8.1%	12.0%	8.8%	12.0%

Total segment operating income	9,150	11,117	20,501	7,991	11,001
As a percentage of total revenue	7.4%	8.2%	10.8%	8.6%	10.7%
Unallocated Corporate expenses:
Corporate SG&A expenses	(7,987)	(3,765)	(4,303)	(1,709)	(2,878)
Amortization of intangible assets	(72)	(10,279)	(8,841)	(4,595)	(4,178)
Impairment of intangible asset	—	—	(2,447)	—	—

Total operating income (loss)	$1,091	$(2,927)	$4,910	$1,687	$3,945

As a percentage of total revenue	0.9%	(2.2)%	2.6%	1.8%	3.8%

TIS segment operating income has increased in each period presented due to our revenue growth and improvement in our operating margins. Operating income as a percentage of TIS segment revenue has also increased over the periods presented from 8.4% in the period April 1, 2006 to February 8, 2007 to 9.3% for the year ended December 31, 2008. The improvement in operating margins resulted from efficiencies associated with leveraging certain of our operating expenses over a revenue base that showed significant growth over the period as discussed above. The lower operating margins in the six month period ended June 30, 2008 as compared to the year ended December 31, 2008 reflect higher payroll related costs, such as payroll taxes and holiday pay, which tend to be higher in the first half of each calendar year.

FMMS segment operating income increased $1.3 million, or 29.5%, to $5.7 million in the period February 9, 2007 to December 31, 2007, compared to $4.4 million in the period April 1, 2006 to February 8, 2007. Growth in operating income resulted from both increases in revenue and improved operating margins, which increased from 6.6% to 8.1% . The margin improvement is primarily related to start-up costs incurred on the U.S. Army Aberdeen Test Center contract during its initial phases in the period April 1, 2006 to February 8, 2007, which did not recur in subsequent periods.

During 2008 and into 2009, our FMMS segment experienced a significant increase in operating margins, growing from 8.1% of revenue in the period February 9, 2007 to December 31, 2007 to 12.0% of revenue in both the year ended December 31, 2008 and the six months ended June 30, 2009. The significant increase in operating margins resulted from a combination of higher demand for field support systems in 2008 and a concentration of sales in more mature product lines. The significant increase in volume of field support systems revenue allowed us to gain efficiencies in the cost of integration labor and reduction in material purchase costs as previously discussed. The higher concentration of sales of mature products allowed us to contain development and start up costs associated with the introduction of new products and changes to our systems, resulting in lower costs. The higher operating margins achieved, primarily in the second half of 2008, have carried over into 2009 as we have continued performance on these contracts.

During 2009, we will be completing deliveries on some of these higher margin contracts and we expect some of the new contract orders booked in 2009 and in the future to yield lower operating margins as the benefits of operating cost efficiencies that we achieved during the last half of 2008 and into 2009 are reflected in reduced prices to our customers as we negotiate the pricing of future orders. In addition, we are entering a period in which we expect to incur more development and start-up costs on new programs and systems as we seek to expand our product and service offerings. We believe that these factors may lead to a decline in operating margins of the FMMS segment as compared to the levels experienced in 2008 and in the first six months of 2009. There are many factors that can ultimately affect future operating margins, some of which are very uncertain. However, our current expectation is that operating margins in the FMMS segment in 2010 will be approximately 10% of segment revenue.

Interest Expense.    Interest expense for the six months ended June 30, 2009 was $1.0 million, compared to $1.4 million for the same period in 2008, representing a decrease of $0.4 million. The decrease in interest expense in the six months ended June 30, 2009 was primarily due to a decrease in the variable interest rate on our outstanding borrowings under our credit facility as compared to the same period in 2008.

Interest expense for the year ended December 31, 2008 was $2.8 million, compared to $3.6 million for the period February 9, 2007 to December 31, 2007, representing a decrease of $0.8 million. The decrease in interest expense in 2008 is due to a decrease in our total debt from $43.7 million at the end of 2007 to $37.0 million at the end of 2008, and a decline in the variable interest rates on our borrowings under our credit facility. The decreases were partially offset by additional interest for the longer period included in the 2008 operating results.

Interest expense for the period February 9, 2007 to December 31, 2007 was $3.6 million, compared to $0.1 million for the period April 1, 2006 to February 8, 2007, representing in increase of $3.5 million. The increase in interest expense is primarily attributable to the debt incurred to finance the SFA acquisition on February 9, 2007.

Provision for Income Taxes.    The provision for income taxes for the six months ended June 30, 2009 was $1.4 million, compared to $0.1 million for the same period in 2008. The increase is primarily due to an increase in pre-tax income.

The provision for income taxes for the year ended December 31, 2008 was $1.1 million, compared to a benefit of $2.4 million for the period February 9, 2007 to December 31, 2007, representing an increase of $3.5 million. The increase in 2008 is primarily due to an increase in pre-tax income. The effective tax rate was 51.7% for the year ended December 31, 2008 compared to 37.2% for the period February 9, 2007 to December 31, 2007. The high effective tax rate provision in 2008 and the low tax benefit rate in 2007 were both due to interest and operating costs incurred in corporate entities that do not file consolidated state income tax returns. We were, therefore, unable to recognize state tax benefits related to these costs.

The income tax benefit for the period February 9, 2007 to December 31, 2007 was $2.4 million, compared to a provision for income tax of $2.1 million for the period April 1, 2006 to February 9, 2007. The income tax benefit during the period February 9, 2007 to December 31, 2007 is at a rate of 37.2% of the loss before income taxes. The tax provision rate for the period April 1, 2006 to February 8, 2007 is 164% of income before income taxes. The disproportionate tax provision rate is the result of income taxes associated with the SFA acquisition. The SFA acquisition was treated as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. The sale thereby triggered built-in-gains unrelated to our pretax income. Because of the Predecessor’s status as a Subchapter S corporation before the date of the SFA acquisition, we owed no additional federal tax on income for the period ended February 8, 2007.

Liquidity and Capital Resources

Our primary liquidity needs are for financing our working capital requirements to support the growth of our business, capital expenditures and servicing our debt. We have historically financed our operations through our existing cash, cash generated from operations and borrowings under our credit facility.

Working Capital.    Our primary need for liquidity is to support the working capital needs of our growing business. Accounts receivable is the principal component of our working capital and is generally driven by revenue growth with other short-term fluctuations related to payment practices by our customers. A significant portion of our operating costs are related to purchases of material and equipment used to produce our field support systems in the FMMS segment. We are permitted to bill progress payments on many of our large fixed-price contracts, therefore the timing of our purchases and related billings to our customers tend to be linked closely to each other in time. The result is that changes in our accounts receivable, which are primarily related to changes in revenue, are at least partially offset in our working capital requirements by increases in accounts payable.

Our accounts receivable reflect amounts already billed to our customers as of each balance sheet date. Our customers generally pay our invoices within 30 days of the invoice date. At any month-end, we also include in accounts receivable the revenue that was recognized in the preceding month, which is generally billed early in the following month. Finally, we include in accounts receivable amounts related to revenues accrued in excess of amounts billed, primarily on our fixed-price contracts. This component of unbilled accounts receivable includes the cumulative amount of costs incurred on a contract in excess of the 90% of costs we are typically allowed to bill as progress payments and the associated accrued profit on the contract. These amounts may be billed upon the achievement of certain milestones or upon final delivery of the related products or services.

The total amount of our accounts receivable can vary significantly over time, but is generally very sensitive to recent revenue levels. Total accounts receivable (billed and unbilled combined) typically range from approximately 70 to 95 days sales outstanding (DSO), calculated on trailing three months of revenue. Our DSO for accounts receivable was 78, 76 and 87 as of December 31, 2007, December 31, 2008 and June 30, 2009, respectively.

It is not uncommon for us to receive advance payments on certain contracts. At December 31, 2007, we had a balance of $9.1 million in such advance payments, an unusually high level for our business. By the end of 2008 we recognized sufficient revenue on the contracts to reduce the balance of advance payments to $4.6 million. In the first quarter of 2009, a customer on one of the contracts on which we had received advance payments terminated the remainder of the contract for convenience due to a change in the customer’s mission requirements. In March 2009, we refunded to the customer $3.2 million, representing the remainder of the advance payment on that contract.

Cash from Operating and Financing Activities.

After the completion of the SFA acquisition, net cash provided from operating activities was $9.4 million in the period February 9, 2007 to December 31, 2007. The cash flow was primarily attributable to (i) $5.2 million provided by net income adjusted for non-cash items, (ii) an increase in advance payments received on contracts of $9.1 million, as discussed above, partially offset by an increase in accounts receivable of $3.7 million and (iii) a decrease in cash flows due to payments of income taxes associated with the acquisition of SFA. Net cash provided from financing activities for the period February 9, 2007 to December 31, 2007 was $70.8 million, primarily associated with capital contributed and borrowings from GLOBAL and its affiliates for the $71.4 million acquisition of SFA.

For the year ended December 31, 2008, net cash provided from operating activities was $8.4 million. The cash flow was primarily attributable to $11.8 million provided by net income adjusted for non-cash items, partially offset by (i) a decrease in advance contract payments of $4.5 million as discussed above and (ii) an increase in accounts payable, income taxes and accrued expenses of $0.8 million.

Net cash used in financing activities for the year ended December 31, 2008 was $7.2 million primarily associated with scheduled amortization of principal on the term loan portion of our credit facility and repayments of loans from affiliates.

Net cash of $5.4 million was used in operating activities during the first six months of 2009, primarily to support temporary working capital requirements. The primary components of operating cash flows were (i) $5.5 million provided by net income adjusted for non-cash items, (ii) an increase in accounts payable, income taxes and accrued expenses of $6.0 million in aggregate (iii) an offsetting increase in billed and unbilled accounts receivable balances in the aggregate amount of $13.0 million and (iv) a reduction in advance payments on contracts of $4.0 million, primarily for the $3.2 million customer repayment discussed above. In the month of

June 2009, we experienced an increase in revenue that was immediately reflected in increases in both accounts payable and accounts receivable at June 30, 2009. This higher revenue in the month of June caused approximately $5.8 million of the $13.0 million increase in billed and unbilled accounts receivable since December 31, 2008. A $5.0 million increase in billed accounts receivable in the six month period ended June 30, 2009 also contributed to the $13.0 million increase in accounts receivable. This increase reflects an unusually low level of billed accounts receivable at December 31, 2008 as a number of our customers accelerated payment just before year end. We expect to return to positive cash flow from operating activities during the remainder of 2009.

Net cash provided from financing activities for the six months ended June 30, 2009 was $4.9 million primarily associated with increased borrowings under our revolving line of credit, described more fully below, to fund our working capital requirements.

Capital Expenditures.    Since we do not own any of our own facilities, our capital expenditure requirements are generally for the purchase of computers, business systems, furniture and leasehold improvements to support our operations. Such capital expenditures were $1.2 million for the period April 1, 2006 to February 8, 2007, $1.6 million for the period February 9, 2007 to December 31, 2007, $0.6 million for the year ended December 31, 2008 and $0.4 million and $0.7 million, respectively, for the six month periods ended June 30, 2008 and 2009.

Dividends.    We have not paid dividends since the SFA acquisition on February 8, 2007 and do not intend to pay dividends to our stockholders after the completion of this offering.

Debt and Other Obligations.    At June 30, 2009, we had $43.8 million in outstanding debt, of which $27.4 million, inclusive of interest, was due on our bank credit facility and $16.4 million, inclusive of interest, was due on loans from affiliates. The credit facility, as amended September 3, 2009, provides for a term loan of $10.8 million and $29.0 million of borrowing capacity under the revolving line of credit. Borrowings under the credit facility bear interest at the applicable interest rate (the prime rate, the federal funds rate, LIBOR or an index rate), plus an applicable margin that varies based on a leverage ratio test. We have elected to have borrowings under our credit facility bear interest at the LIBOR rate. For the six month period ended June 30, 2009, the applicable margin was 1.8% to 2.8% for borrowings under our term loan and 1.6% to 2.6% for borrowings under our revolving line of credit. As of September 3, 2009, as a result of our entering into the amendment to our loan and security agreement, the credit facility matures on February 28, 2011. Under this amendment, effective September 30, 2009, the applicable margin was 2.4% to 3.2% for borrowings under our term loan and 2.2% to 3.0% for borrowings under our revolving line of credit, subject to a minimum interest rate of 3.0% .

The outstanding borrowings under the loan agreement are collateralized by substantially all of our assets. The loan agreement requires that we comply with certain affirmative and restrictive covenants. The restrictive covenants include limitations on: mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; transactions with affiliates; sale and leaseback transactions; and restricted payments.

In addition, the loan agreement requires that we meet the following financial covenants at each quarter-end:

•	Minimum Net Worth - $45.9 million as of December 31, 2008, increased by 50% of annual net income thereafter (losses are excluded from the calculation);

•

Maximum Funded Debt Ratio - the ratio of consolidated funded debt to the preceding four quarters’ EBITDA (as defined in the loan agreement) must be less than or equal to 3.0 to 1.0 (decreasing to 2.75 to 1.0 effective December 31, 2009); and

•

Fixed Charge Coverage Ratio - the ratio of the preceding four quarters’ EBITDA (as defined in the loan agreement) to the next 12 months’ scheduled payments of interest and principal must be greater than or equal to 1.2 to 1.0.

We were in compliance with all financial covenants for the period from February 9, 2007 through December 31, 2007, for the year ended December 31, 2008 and for the six months ended June 30, 2009.

As of September 3, 2009, the date of the most recent modification of our loan agreement, the outstanding principal balances for the term loan and revolving line of credit were $10.8 million and $11.1 million, respectively. We had $17.9 million of availability under the credit facility as of September 3, 2009.

Future Liquidity Needs.    We expect to use all of the net proceeds of this offering, to repay (i) the term loan portion of our credit facility, which was $10.8 million as of June 30, 2009, (ii) other outstanding borrowings under our credit facility, which were $16.6 million as of June 30, 2009, and (iii) to the extent of any excess net proceeds after repayment of the previous debt, debt owed to GLOBAL and its affiliates, which was $16.4 million as of June 30, 2009, and for general corporate purposes, including future acquisitions. Upon repayment of the term loan, that portion of our credit facility will terminate. The $29.0 million revolving line of credit will remain in place until its maturity date of February 28, 2011. The availability under the loan agreement is expected to be sufficient to meet our operating cash flow requirements for the next twelve months. In addition, our intent is to refinance our credit facility to not only support our working capital needs, but also to provide financing capacity to execute our acquisition strategy. While the credit market conditions are still more difficult for borrowers than they historically have been, we believe that we will be able to obtain a commitment for such a credit agreement to meet our requirements on reasonable terms. We may also seek to issue additional equity to execute our growth strategy.

Off-Balance Sheet Arrangements, Contractual Obligations, Guaranty and Indemnification Obligations

Off-Balance Sheet Arrangements.    We had no off-balance sheet arrangements as of December 31, 2008 and June 30, 2009.

Contractual Obligations.    We have various contractual obligations impacting our liquidity. The following table presents, at June 30, 2009, our obligations and commitments to make future payments under contracts and contingent commitments:

	Payments Due by Period
	Total	Less Than 1 Year	1-<3 Years	3-5 Years	More Than 5 Years
		(in thousands )
Contractual Obligations
Loan agreements
Bank loans	$27,398	$3,600	$23,798	$—	$—
Loans from affiliates	16,427	16,427	—	—	—
Interest payments on loan agreements(1)	890	614	276	—	—
Operating leases	11,365	2,940	3,648	2,488	2,289

Total contractual obligations	$56,080	$23,581	$27,722	$2,488	$2,289

(1)	Interest payments for the bank loans were estimated using the current floating rates charged by the lender as of June 30, 2009 through the maturity date of the instruments, February 28, 2011. Additionally, included in interest payments are the amounts estimated to be payable under an interest rate swap for $6.3 million based upon the contractual fixed rate of 4.9% less the estimated floating rate for the current term loan through the maturity date of the interest rate swap, February 9, 2010.

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies, including the critical policies listed below, are more fully described in the notes to our consolidated financial statements included in this report.

Revenue Recognition

All of our revenue is derived from services and solutions provided to the U.S. government, primarily by us and, to a lesser extent, subcontractors. We generate our revenue from three different types of contractual arrangements: fixed-price contracts, time-and-materials contracts, and cost-plus contracts.

In accordance with Statement of Position 81-1, Accounting for Performance of Construction Type and Certain Production-Type Contracts, or SOP 81-1, revenue for fixed-price contracts is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs, because these contracts require design, engineering, and manufacturing performed to the customer’s specifications. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and other direct expenses used in performance on the contract. Profits on time-and-material contracts result from the difference between the cost of services performed inclusive of labor, direct costs, indirect cost burdens, and other direct expenses and the contract-defined billing rates for these services.

Revenue on cost-plus contracts is recognized as services are performed, generally, based on the allowable costs incurred during the period, plus any recognizable earned fee.

The use of the percentage-of-completion methods requires significant judgment relative to estimating total contract revenue and costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, and anticipated changes in estimated salaries and other costs.

Due to the size and nature of many of our contracts, the determination of total revenue and cost at completion requires the use of estimates. Contract costs include material, labor and subcontracting costs, as well as an allocation of allowable indirect costs. For contract change orders, claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in the contract value when they can be reliably estimated and realization is considered probable.

With regard to claims, revenue is only recognized into contract value when settlement on the value of any claim is agreed upon with the customer. Incentive and award payments are included in estimated revenue using the percentage-of-completion method when the realization of such amounts is deemed probable upon achievement of certain defined goals.

Estimates of total contract revenue and costs are continuously monitored during the term of contract and are subject to revision as the contract progresses. When revisions in estimated contract revenue and costs are determined, such adjustments are recorded in the period in which they are identified.

Anticipated losses on contracts accounted for under SOP 81-1 are recognized in the period they are deemed probable and can be reasonably estimated.

Long-Lived Assets (Excluding Goodwill)

In accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, a review of long-lived assets for impairment is performed when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, we compare the estimated undiscounted future cash flows to be generated by the asset group to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset group, we record an impairment loss equal to the excess of the asset’s carrying amount over its fair value. Any write-downs are treated as permanent reductions in the carrying amount of the assets. In September 2008, our operating subsidiary changed its name from SFA to GNA. Based upon that event, an impairment of its trade name intangible asset was recorded in full for the carrying amount of $2,447,000 due to the fact that the prior trade name would no longer be in use. We believe there are no additional identified events or changes in circumstances that indicate impairment of our other long-lived assets.

Intangible Assets

Intangible assets consist of contract and customer relationships, non-compete agreements, trade names and acquired technologies. Intangible assets are being amortized on a straight-line basis over the expected lives of the assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142. Acquired in-process research and development costs are expensed at the acquisition date unless an alternative future use for the asset is identified. The intangible asset for in-process research and development of $400,000 was expensed at the date of the SFA acquisition as it was determined that this intangible asset had no alternative future use.

Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is tested for impairment in accordance with the provisions of SFAS No. 142. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The impairment test requires the Company to estimate the fair value of its reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired, and the Company proceeds to step two of the impairment analysis. In step two of the impairment analysis, the Company measures and records an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise.

The Company performs a fair value analysis of its reporting units annually on December 31 or more frequently if a triggering event occurs. The Company’s reporting units are its operating segments. The Company estimates fair value using the best information available, including market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. If goodwill becomes impaired, the Company would record a charge to earnings in the consolidated financial statements during the period in which any impairment of goodwill is determined. Based on the analysis performed, the Company determined that the estimated fair value of each reporting unit substantially exceeded its associated carrying value and that no goodwill impairment existed as of December 31, 2007 or 2008.

New Accounting Pronouncements

During December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), Business Combinations, or SFAS No. 141, which became effective January 1, 2009. The new standard replaces existing guidance and significantly changes accounting and reporting relative to business combinations in consolidated financial statements, including requirements to recognize acquisition-related transaction and post acquisition restructuring costs in the results of operations as incurred.

The Company adopted SFAS No. 157, Fair Value Measurements, or SFAS No. 157, effective January 1, 2008 as it relates to financial assets and January 1, 2009 as it relates to non-financial assets. SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair-value measurements. SFAS No. 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair-value measurements. In accordance with SFAS No. 157, the following summarizes the fair value hierarchy:

•	Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, or FSP FAS 107-1 and APB 28-1, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 also amend APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in all interim financial statements. The Company adopted this standard as of June 30, 2009.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, or SFAS 165. SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and was adopted by the Company as of June 30, 2009.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk.    We are subject to interest rate risk in connection with borrowings under our credit facility. As of June 30, 2009, the outstanding principal balances with floating interest rates under our loan agreement were $27.4 million. Each change of 1.0% in interest rates would result in a $274,000 change in our annual interest expense based on the loan balances at June 30, 2009. Any debt we incur in the future may also bear interest at floating rates.

In 2007, we entered into a three-year interest rate swap agreement with SunTrust Bank to help manage our variable interest rate exposure related to $6.3 million of the credit facility. For further information on the swap agreement, see note 8 to our consolidated financial statements included elsewhere in this prospectus.

We do not currently have any significant foreign currency exposure. Our revenue contracts are denominated in U.S. dollars and the vast majority of our purchase contracts are denominated in U.S. dollars. We do not use derivative financial instruments for speculative or trading purposes. We invest our excess cash in short-term, investment grade, interest-bearing securities.

Inflation Risk.    We have generally been able to anticipate increases in costs when pricing our contracts. Bids for longer-term fixed-price and time-and-materials type contracts typically include sufficient labor and other cost escalations in amounts expected to cover cost increases over the period of performance. Consequently, because costs and revenue include an inflationary increase commensurate with the general economy where we operate, net income as a percentage of revenue has not been significantly impacted by inflation.

Seasonality

Seasonality does not have a material impact on our business.

BUSINESS

Overview

We provide mission-critical technology-based systems, solutions and services for national security agencies and programs of the U.S. government. Our services and solutions are integral parts of mission-critical programs run by the U.S. Department of Defense, Intelligence Community, Department of Homeland Security, federal law enforcement agencies and other parts of the federal government charged with national security responsibilities. The programs that we support are generally funded as part of the budgets and spending levels of U.S. government agencies entrusted with carrying out the U.S. government’s defense, intelligence and homeland security missions.

Our primary areas of expertise include:

•	counter-terrorism intelligence and analysis

•	data analysis and intelligence fusion tools

•	force mobility, modernization and survivability solutions

•	maritime domain awareness and navigation systems

•	systems and software engineering

•	network and communications management

•	decision support systems for command and control

We employ over 650 engineers, scientists, IT professionals, software developers and analysts who deliver solutions to our U.S. government customers in the U.S. and overseas in their respective theaters of operation.

Our revenue for 2008 was $189.4 million and our revenue for the six months ended June 30, 2009 was $103.0 million. As of June 30, 2009, our total backlog was $452.8 million, of which $120.9 million was funded and $331.9 million was unfunded. For a discussion of how we calculate backlog, see “—Backlog.” We conduct our business through two reportable segments: Technology and Intelligence Services, or TIS, and Force Mobility and Modernization Systems, or FMMS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and note 16 to our consolidated financial statements for financial disclosures related to our two reportable segments. Through our TIS segment, we provide a broad range of technology-based services and solutions, including counter-terrorism and intelligence solutions and command, control and decision support solutions, to customers in the Department of Defense, the Intelligence Community and other U.S. agencies. Our TIS segment is comprised of the operations of TAC and our Global Mission Systems, or GMS, division. Through our FMMS segment, we provide customers, primarily in the Department of Defense, with solutions that entail the design, engineering and integration of highly mobile mission support systems. Our FMMS segment is comprised of the operations of our Global Defense Engineering, or GDE, division.

In 2008, we derived substantially all of our revenue from national security customers. Approximately 74% of our revenue was derived from the Department of Defense, including the U.S. Army, U.S. Navy, U.S. Marine Corps, National Guard and Department of Defense agencies within the Intelligence Community, and approximately 26% of our revenue was derived from national agencies including the Department of Homeland Security, federal law enforcement agencies and other agencies in the Intelligence Community.

We have experienced organic growth in the past several years and are operating in market segments that are well-funded. As a result, our revenue has grown at a compound annual growth rate, or CAGR, of 18.3% from the twelve-month period ended March 31, 2005 to the twelve-month period ended June 30, 2009. We intend to accelerate our growth through the acquisition and integration of technology-driven national security companies and capabilities into our current business.

Our Market Opportunity

The Department of Defense represents the largest component of the U.S. government’s discretionary spending, accounting for approximately 19.5% of total requested fiscal year 2010 budget authority. For fiscal year 2010, the Obama administration has submitted a base defense budget of $534 billion (an increase of $20.5 billion from fiscal year 2009) and an additional $130 billion for overseas contingency operations, primarily in Iraq and Afghanistan, for a total of $664 billion. In addition, Congress has passed a supplemental appropriations bill including $95 billion in Department of Defense, Department of State and international assistance funding predominantly related to Iraq and Afghanistan for the remainder of fiscal year 2009. The national security market also includes the Intelligence Community budget, which according to the Office of the Director of National Intelligence was approximately $48 billion in fiscal year 2008, as well as the Department of Homeland Security, for which the President has requested approximately $55 billion in funding in fiscal year 2010, and other domestic spending on national security programs.

According to INPUT, an independent federal government market research firm, the contracted portion of the fiscal year 2009 federal budget devoted to defense-related information technology products and services is approximately $29 billion, making the Department of Defense the largest purchaser of such products and services in the federal government in fiscal year 2009. That budget is expected to grow to $33 billion by 2014, representing a 3% CAGR. In addition, according to INPUT, the President’s fiscal year 2009 budget request allocates $47 billion to contracted IT spending at other federal government agencies; this is expected to increase to $58 billion in 2014, representing a 4% CAGR. The portion of federal IT spending expected to be outsourced, which INPUT has estimated to be $18 billion in fiscal year 2009, is expected to grow to $21 billion in 2014, representing a 4% CAGR.

While defense and intelligence spending have grown tremendously since September 11, 2001, there has also been a realignment in the strategic priorities of the U.S. national security community. With the change in national security focus from conventional state-on-state conflicts (such as Operation Desert Storm) to counter-terrorism, stability in fragile but strategic regions, counterinsurgency warfare and other forms of irregular or expeditionary warfare, there has been a concomitant shift in defense and intelligence investment. We believe this dynamic is accelerating. Secretary of Defense Robert Gates addressed this theme in his January 2009 article published in Foreign Affairs entitled, “A Balanced Strategy: Reprogramming The Pentagon for a New Age,” in which he cited the overwhelming advantage the U.S. has in conventional military power and determined that this is an area in which the U.S. “knowingly assumes some additional risk.” By assuming more risk in conventional warfare, the U.S. national security establishment can reallocate defense and intelligence spending to contemporary threats and challenges ranging from terrorism and cyber-security to supporting operations in austere or undeveloped environments. Moreover, in facing even conventional threats, the strategic priorities and investment strategies are changing. In the industrial age more weapons platforms—tanks, ships and planes—allowed for more military effect. In the information age, better C4ISR systems that link networks of sensors to “shooters” allow for fewer weapons platforms while producing increased military effect.

Secretary Gates submitted a fiscal year 2010 defense budget, a budget he has referred to as a “Reform Budget,” that is consistent with the strategic priorities outlined in his January 2009 article. In that budget, which President Obama has endorsed, the Pentagon is making a significant reallocation of investment priorities to align the budget with the “Balanced Strategy” and allocation of risk between conventional and unconventional threats. The fiscal year 2010 budget cancels or delays a number of major aircraft purchases or programs, cancels or delays significant shipbuilding plans, and even cancels the manned vehicle component of the U.S. Army’s future combat systems program. Instead, funding has been shifted to a number of different intelligence, surveillance and reconnaissance, or ISR, priorities (for which a $2 billion increase from fiscal year 2009 is budgeted), cyber-security, command and control systems linked to ISR, and other capabilities that are directed at asymmetrical challenges such as counter-terrorism, counterinsurgency and operations in austere or undeveloped environments. The legislatively mandated Quadrennial Defense Review, which is scheduled to be released by the Pentagon in early 2010, will likely reflect this “Balanced Strategy” and new investment priorities.

Both Congress and the Obama administration have also signaled that they will take steps to redress what they consider to be an over-reliance on government contractors in the Clinton and Bush administrations to perform tasks that should be considered “inherently governmental.” Secretary Gates has announced his intention to convert 11,000 contractor positions to government positions over the next year. Almost all of these will be defense procurement related positions. Because most of the inherently governmental conversions will focus on

“pre-award” activities, government-run program management offices, or quality assurance/quality control (QA/ QC) functions, we do not anticipate that the Obama administration’s “in sourcing” initiatives will effect government contractors, such as ourselves, who provide technology or engineering services, especially value-added and technologically differentiated services.

Even before the submission of the fiscal year 2010 defense budget and Secretary Gates’ articulation of the “Balanced Strategy” behind it, the Obama administration and the Congress clearly signaled their intent to intensify the U.S. government’s focus on addressing post-Cold War national security challenges, new intelligence missions and systems, the use of “soft power” (in the form of humanitarian assistance and relief, support of civil institutions, job and skills training, stabilization and reconstruction activities) to stabilize post-conflict and fragile but strategic areas, and homeland security. This perspective, and the programmatic and budgetary decisions that are emerging, make for a strategic landscape that we believe presents us with a significant market opportunity.

We believe the following trends and developments will drive continued growth in our target markets.

Robust Funding for Intelligence and Counter-Terrorism Programs

Counter-terrorism efforts both at home and abroad are likely to remain a central focus of the U.S. government and the Obama administration. In the military, intelligence and homeland security/law enforcement communities, programs that create expertise, systems and solutions for the ever-evolving threat of terrorism are a top priority. All of these government agencies are not only reorganizing themselves to address this threat, but relying on contractors to provide analysis, technologies, solutions and services to assist them. We believe the initiatives of Homeland Security and the Intelligence Community to promote data sharing and intelligence collaboration among the many agencies involved in these missions will remain a top priority. Increasingly, the critical ingredients of successful intelligence and homeland security work are the information systems that collect, organize, tag, store and manipulate data about terrorists or terrorist threats and feed that information into decision support tools for those government agencies entrusted with protecting the U.S. from these threats.

The intelligence budget for fiscal year 2008 totaled approximately $48 billion, a 9% increase from fiscal year 2007, and has grown at a compound annual rate of 6% over the last 10 years since fiscal year 1998, when it totaled $27 billion. We believe that the Intelligence Community will continue to see growth in its budget as the global threat of terrorism continues.

A Continued Drive Toward Force Mobility and Modernization in all the Services

For decades the U.S. military services have designed their equipment and processes around the mission to defend Western Europe. Because that mission was forecasted to take place in a theater with reliable and mature infrastructure, at the end of the Cold War the U.S. military was ill-suited for rapid expeditionary deployments to austere environments, characterized by undeveloped and sometimes non-existent infrastructure. Over the past 15 years, and more recently for theaters such as Iraq, Afghanistan, Africa, Southeast Asia and elsewhere, the military services have had to design new systems to support expeditionary forces to be deployed quickly to remote areas with little or no infrastructure for the delivery of power, water and other essential services. Designing and supporting a military for what is known by the Pentagon as “expeditionary warfare” is a long-term strategic initiative that will outlast the current engagements in Iraq and Afghanistan. In addition, a new combatant command (U.S. Africa Command) focused on the deployment of soft power to Africa will require a new suite of expeditionary capabilities and systems. We expect that the requirement to support worldwide force mobility and modernization for U.S. forces will remain a priority for the Department of Defense and other national security agencies.

Our work in this area derives principally from the Department of Defense’s force mobility and modernization programs, which are funded from the modernization, operations, readiness and support segments of the Department of Defense’s base budget. In the submitted fiscal year 2010 budget, these segments represent approximately $347 billion. In addition, supplemental spending bills related directly to the conflicts in Iraq and Afghanistan, as well as counter-terrorism efforts in general, have contributed programmatic funding to systems supporting these requirements.

The President’s fiscal year 2010 defense budget request includes $130 billion for overseas contingency operations, primarily to fund operations in the Iraq and Afghanistan theaters. Of that, more than $8 billion is directed to subsistence and logistics support for the troops deployed in Iraq and Afghanistan.

Emphasis on Enhancing the Information Advantage in Warfare

The most sustainable advantages in warfare and security are generally viewed to be obtained from the way in which military forces and national security agencies collect, organize, tag, store and manipulate information to support warfare. While funding for expensive platforms may be at risk in the future, we believe that the military and intelligence funding to create a proprietary information network of digitally linked sensors, data processors and decision support tools for command and control will remain a top priority for the U.S. government. C4ISR systems and a net-centric environment are intended to allow the U.S. military to have fewer weapons platforms while producing increased military effect. We believe the funding stream for these programs is likely to remain strong. The technologies and systems used to integrate weapon systems with real-time digitized ISR networks are both critical and complex, as are the command and control systems that allow for information sharing and provide decision support to that network. Funding for the continued development and production of these systems and solutions in fiscal year 2010 is expected to be included in the Department of Defense’s modernization, operations, readiness and support funds, its overall IT budget, and from funds allocated to the Intelligence Community.

A Continued Commitment to Long-Running Overseas Contingencies Operations

Even with the U.S. military drawdown in Iraq, there will still be hundreds of thousands of uniformed U.S. service members deployed worldwide, especially on long-running overseas contingencies operations, or OCOs, in the Middle East and Afghanistan. President Obama committed an additional 21,000 troops to Afghanistan in March 2009. Whether or not the President approves an additional deployment of combat troops or simply commits to a surge in military training, capacity building, and reconstruction, the U.S. military footprint in Afghanistan will increase. The surge in troop levels there and the commitment to other operations worldwide entails a rise in the need for services, technology and engineering solutions to support those deployments. In the second half of calendar year 2009, tens of thousands of additional U.S. troops are expected to be deployed to Afghanistan and Congress has passed a supplemental appropriations bill including $95 billion in Department of Defense, Department of State and international assistance funding predominantly related to Iraq and Afghanistan for the remainder of fiscal year 2009. We have intelligence specialists, proprietary command and control systems and advanced expeditionary systems deployed to Afghanistan in support of the U.S. and coalition efforts there. In particular, the austere operating conditions in Afghanistan, with its power, water and fuel challenges, as well as lack of roads and other reliable infrastructure, lend themselves to the force mobility and survivability systems we design for the U.S. military.

Our Business Strengths and Competitive Advantages

Our ability to provide innovative systems, solutions and services in support of key national security priorities is a result of the business strengths and competitive advantages outlined below. Because of these advantages, we believe that we are well-positioned to capitalize on the market opportunities presented by the Obama administration’s defense and intelligence spending priorities and to support the ongoing and new requirements of customers and programs in these mission-critical areas.

Alignment with Policy Priorities and Military Requirements

Our core capabilities and exemplary past performance are well-aligned with the top priorities of the Obama administration and the national security community. Our capabilities and expertise closely match current and expected future requirements in the defense, intelligence and homeland security communities. For example, we provide not only high-level expertise for counter-terrorism analysis, but also design systems, data fusion tools and other technology solutions for intelligence and law enforcement agencies performing the counter-terrorism mission. Our software engineering, systems engineering and scientific research and development skills used in our work for the U.S. Navy and the U.S. Coast Guard apply across the whole range of C4ISR challenges in military and homeland security markets. We have strong market position in providing a range of innovative systems engineered specifically for the U.S. military’s move to a more expeditionary footing as part of the Pentagon’s long-term force mobility and modernization priorities, especially for operations in austere or undeveloped environments.

Highly Skilled Workforce with High-Level Security Clearances

We work with customers in highly classified environments due to the mission-critical nature of the systems we support and the complexity of the solutions we provide. This work requires highly skilled employees with appropriate levels of security clearances. Over 425 of our approximately 675 employees have security clearances and two-thirds of those are at the Top Secret level or above. In the parts of our business that support counter-terrorism programs and C4ISR efforts, over 90% of the employees have clearances. Over 20% of our employees have advanced degrees, principally in technical sciences, and 48 employees hold Ph.D.’s.

Strong Contract Base

Over 80% of our revenue is derived from our work with the U.S. government as a prime contractor. Many of these contracts also have not yet reached their funding ceilings and so have more potential for additional systems and services to be procured through them. Other contracts provide flexible enough procurement vehicles to allow an array of existing or new customers to engage us quickly and efficiently to meet their mission-critical needs.

Long-Term Customer Relationships Based on Our Mission-focused Culture

We have worked with many of our customers for long periods of time, decades in some cases. Over that time we have been providing differentiated technology services, mission expertise and innovative solutions for mission-critical military and national security programs. We believe that key factors contributing to the longevity of our customer relationships are our mission-focused culture and the subject matter expertise and level of understanding we have of our customers’ requirements. Our culture is built around an affinity for and connection to our customers’ national security mission. We believe we have developed with our government customers a reputation for exemplary work, integrity, a commitment to outstanding customer service, an alignment with the mission and a heritage of trust.

Disciplined and Experienced Growth-Oriented Executive Management Team

The members of our executive management team have a successful track record of identifying and pursuing and executing on key growth opportunities in the military and national security marketplaces, developing integrated and innovative solutions and services for customers in those markets, and winning large contracts for those services from those customers. In addition, members of our executive management team have considerable experience as executives of private and publicly traded companies in identifying, acquiring and integrating strategic acquisitions.

Proprietary Technology, Intellectual Property and Know-How

We create and own intellectual property and know-how relating to technologies, processes and methods. Our innovations in sensor integration, decision support systems for both the military and intelligence markets, maritime navigation, network and communications management, tactical water purification and reuse, and highly engineered force mobility support solutions have enhanced our reputation in the industry as an innovative mission systems provider.

Our Growth Strategy

Our objective is to become a leading mid-sized defense and national security technology company that is clearly differentiated from our competitors by our mission solutions. We intend to achieve this goal through solid organic growth, leveraging our intellectual property to secure and maintain a sustained technological advantage, and the focused strategic acquisition and integration of other innovative defense technology and intelligence companies.

Our key strategies for achieving this objective are to:

Focus on Growth Segments in the National Security Space

We intend to expand our position in well-funded and rapidly growing U.S. government national security programs and policy priorities such as counter-terrorism, technology solutions for data fusion, mission-focused command, control and decision support tools and building net-centric C4ISR, and force mobility and modernization systems.

Expand Customer Presence and Increase Base of Customers/Contracts

We plan to increase our level of business from our existing customer base by expanding the range of services we provide to customers with whom we have developed successful relationships. In the past, for example, we have been very successful in building on an initial engagement with a customer for limited-scope technology consulting, and then going on to win larger and more sophisticated original software engineering or systems engineering work for the same customer across different contracts. We also intend to broaden our national security client base to other agencies and military services that require services similar to those we provide to existing customers, but with whom we do not now perform a large amount of work.

Pursue Strategic Acquisitions

We will actively pursue focused strategic acquisitions that enhance and expand our core capabilities and broaden our customer base into other high-growth national security segments consistent with our overall strategic objectives. Combined with our continued organic growth, this will provide both new customers, capabilities, technologies and talent and the additional critical mass to pursue larger-scale, technology-based national security contracts. Our executive management team brings significant experience in building defense companies through strategic acquisitions. We believe that the experience of our executive management team in effectively identifying, acquiring and integrating acquisitions will advance this strategy.

Pursue Larger and More Complex Contracts as a Prime Contractor

We intend to leverage our strong set of complementary capabilities to win larger and more complex contracts as a prime contractor in key areas such as C4ISR, counter-terrorism/intelligence and force mobility and modernization. As we gain more capabilities, organically and through acquisitions, we expect to position ourselves effectively to win more complex contracts. We will continue to base our bid strategies on the differentiated solutions we provide to the customer and our intimate knowledge of customers’ mission requirements.

Maintain Our Technical Leadership

We intend to continue to attract and retain highly skilled employees and to focus our research and development efforts in high-value areas such as network communications and management, sensor integration, decision support tools, data fusion systems, and the design, engineering and integration of highly mobile mission support systems to maintain our proprietary leading-edge technical position.

Capabilities and Customer Solutions

We tailor our solutions to our customers’ requirements based on our technical acumen and knowledge of the mission, often helping the customer define their requirements and range of needs. We then formulate and propose a specific solution that is often technologically differentiated from competitors’ proposals to the same customer.

Capabilities

Our business is driven by the following core capabilities and expertise:

•Software Engineering	•Technology Development

•Systems Engineering	•Engineering Design, Prototyping and Integration

•Mission System IT & Architectures

Software Engineering

We design, develop, document, test, integrate and implement custom software modules and solutions focused on C4ISR and Intelligence Community applications. See “Relevant Industry Terms” for a definition of C4ISR and Intelligence Community. These services range from firmware development for weapons systems to web-based portal development for network operations centers. We also develop applications that provide real-time sensor control and fusion, data integration and correlation, communications management, cross-domain solutions, knowledge management, automated navigation systems and decision support systems. We have a Capabilities Maturity Model Integration (CMMI) Level III certification issued by the Carnegie Mellon Software Engineering Institute in June 2009. The CMMI Level III rating certifies that we have implemented best practices associated with integrated product and process development and supplier sourcing. Using these certified practices and processes, we have optimized our software production in areas such as schedule, quality, repeatability and goal completion. The U.S. government often requires a CMMI Level III rating as a qualification to bid on complex software development and systems integration projects.

Systems Engineering

We provide services to design, develop and implement custom mission systems for communications, decision support and sensor integration. In this capacity we provide systems, solutions and services for dynamic network and bandwidth management, joint law enforcement and Department of Defense tactical data links, network topology design, integration of legacy systems and interfaces, integration of diverse and disparate sensors, geospatial systems and data fusion for decision support.

Mission Systems IT & Architectures

We design, develop and run mission-critical information technology systems and architectures. Beginning with a set of requirements, we combine our operational subject matter expertise (e.g., intelligence and C4ISR) and our information technology capabilities to develop new operational approaches and methodologies into the mission architecture. Among other solutions, we use this capability in the design and operation of a key terrorist tracking center in the national security/law enforcement community.

Technology Development

Our technology development capabilities involve teams of research engineers seeking innovative approaches to complex and enduring national security problems. We investigate and develop new technologies that can be used to improve, enhance or create new systems and solutions for use by military and national security customers. We lead customer-funded research and development efforts at government research laboratories in the fields of electronics, acoustics, electronic warfare, radar, optics, chemistry, plasma physics, materials, space sciences and other disciplines. Our personnel also integrate sensors, components and devices on aircraft and into aircraft reconnaissance pods.

Engineering Design, Prototyping and Integration

We design, assemble and deploy a number of highly-engineered solutions for the U.S. military services to support force mobility and modernization requirements and to move the U.S. military to a more expeditionary footing. Our engineering expertise is in designing new systems to service support requirements in the field for highly mobile and survivable systems with a smaller footprint or more efficient water, power, electric, communications and operational configurations. We are an ISO 9001:2000 approved company.

Customer Solutions

The solutions we offer our customers fall into the following two major categories:

•	Counter-Terrorism, Intelligence, and Command, Control and Decision Support Solutions

•	Highly Engineered Force Mobility and Modernization Solutions

Counter-Terrorism, Intelligence, and Command, Control and Decision Support Solutions

•

Watch-standing systems for U.S. government agencies.    We provide IT specialists, software developers and counter-terrorism subject matter experts to a number of agencies in the U.S. government who maintain active terrorist “watch lists” and counter-terrorism analytical centers. Our experts assist the government with the technical infrastructure required for all-source strategic and tactical analysis. For the systems and tools we design and develop, we also provide the experts to monitor multiple classified and unclassified networks for potential terrorist-related threats, and to provide early warning and threat notification to key government officials for rapid decision-making. We also assist the government by facilitating the flow of critical information between federal, state and local agencies. We believe our work contributes significantly to closing the gaps between the collection and analysis of actionable intelligence.

•	Management of a Software Development Center for a national security agency. We perform custom application development, integration and various levels of analysis, testing and validation.

•

Analytical and information-sharing tools to integrate commercial off-the-shelf software with government systems.    For a prominent Intelligence Community customer, we are currently deploying innovative analytical tools and specialists to facilitate faster and more thorough analysis of threats, as well as cross-agency information sharing. We integrate key data sources to explore relationships of interest. These findings can then be shared among analysts in a collaborative work environment.

•

Identity management solutions.    We design solutions to enable clients to counter the threat of terrorism on the Internet by analyzing the increased use of the web by extremist organizations, with a focus on identifying and analyzing terrorist communications and attack planning. Using our solution, analysts can identify, monitor and assess the intent and capabilities of extremists via the Internet.

•

Complex network and communications toolkits and solutions for the U.S. Navy and the U.S. Coast Guard.    These solutions include network topology design, data encryption algorithm development, cross domain solution development, data visualization and high assurance guard (HAG) development, which enables the transfer of classified and unclassified data to and from multiple security enclaves (groups of machines pulled together to protect networks from outside interference and attacks by forming secure virtual subnets). Our solutions are applied to dynamic and heterogeneous voice, video and data infrastructures for mission-critical systems and weapons platforms.

•

Systems and tools to integrate, process and distribute data from diverse and disparate sensors, equipment and information sources that allow decision-makers to improve their situational awareness and decision making.    Using proprietary tool kits and systems, we have developed solutions such as WatchIT, which integrates complex sensor data with a geospatial overlay into a desktop command and control system. This capability allows operators to intuitively manage a large array of sensor systems and automates many of the manual tasks that the decision-maker must execute in a time of crisis. In addition to WatchIT, we have developed a plug-and-play architecture for legacy and state-of-the-art C4ISR sensors. This architecture, called ResourceNet, provides a quick and easy application interface for any kind of sensor or network appliance with a digital interface, greatly reducing the non-recurring costs for sensor/device integration.

•

Navigation and geospatial information systems to enhance maritime domain awareness.    For over 15 years we have designed and deployed computer-based navigation systems and geospatial information systems that integrate data from multiple sensors in order to give the U.S. Coast Guard and other maritime services real-time situational awareness of the littoral waterways and port/harbor environments.

Highly Engineered Force Mobility and Modernization Solutions

•

Innovative tactical water purification systems that provide high quality drinking water to U.S. troops in operational environments.    The system is capable of purifying, storing and dispensing potable water from fresh, brackish, sea and nuclear, biological and chemically contaminated waters. Our water purification technology has also been extended to shower waste water reuse. This initial design is also being extended to handle laundry and other gray waters to provide a more general use. In addition to our systems for purifying water, we are also developing systems to transport and to package drinking water for users in the field. We are currently pursuing revenue opportunities for these waste water technologies.

•

Operational systems that support deployed military personnel over extended periods in austere field environments.    These systems are expeditionary field feeding units, showers, laundries and waste disposal units to support personal hygiene. We also provide a complete, self-contained expeditionary base camp system that provides billeting, feeding and hygiene services for over 550 soldiers and support staff. We design units that are entirely self-sufficient and environmentally-friendly.

•

Transportable military medical systems.    These systems include service-proven Mobile Dental Units (MODENT), Chemical Protected Deployable Medical Units (CPDEPMED), and Chemical Protected Expeditionary Waste Disposal Units to support personal hygiene for mobile military hospitals.

•

Command and control systems used for communications and mobile applications.    We have developed significant expertise in mobile systems integration of communications and electronics equipment into platforms ranging from land vehicles to transportable shelters.

•

Technical, engineering, and software development support services.    We have been supporting the U.S. Army Aberdeen Test Center, Aberdeen Proving Ground continuously for over 20 years, providing scientific and engineering support for the development of instrumentation systems and test facilities. Our support has been enhanced with on-site engineers and software developers. The emphasis has been quick response design and development of instrumentation solutions to collect, process and display operational characteristics associated with testing of military systems.

Business Development

Our organic growth has been driven by a disciplined and growth-oriented business development process centered on the defense, intelligence and homeland security communities, individual agencies and specific capabilities and program areas. As such, we have business development teams that focus on the Department of Defense, the Intelligence Community and the Homeland Security marketplaces. Within each team, account managers specifically target agencies or program areas representing attractive opportunities. Historically, our business development efforts have been driven principally by our existing services and solutions.

Most of our past business development activity was focused on selling current capabilities to current customer groups. In the past year, we have built a corporate-level business development capability to pursue opportunities that cut across our core competencies and customer groups, and that are more complex in both scope of task and depth of solutions required.

Our executive management team is focused on growth and business development, and plays a central role in identifying, qualifying, and bidding on opportunities for large and complex contracts that cut across our core competencies and customer groups. The members of our executive management team are subject matter experts in the mission areas of our customers and in the government procurement and acquisition fields, serving in visible leadership positions in industry groups, publishing articles in professional journals and speaking in expert forums. In 2009, we hired an experienced business development manager with a track record of winning large contracts. Our corporate business development function also oversees our pipeline and bid status. Our operating management team regularly reviews all of our business development efforts with the Chief Executive Officer and Chief Financial Officer.

We place a high value on our understanding of our customers’ mission and technology requirements in our business development process. Our account-based and capabilities-based business development approach allows us deep domain expertise with respect to both our customers’ needs and also the technology and engineering areas in which we operate. The relationships we have with our customers and the subject matter expertise we have in the industry help us create differentiated mission-critical solutions for our customers. We use industry standard methods for the business development process itself, including examining customer and market trends/ data, qualifying possible work, solutions creation and generating proposals that capture our value proposition to the customer. We always aim to be the prime contractor on any opportunity on which we will bid, but will be a subcontractor when necessary to perform good work for mission-critical customers. We have four legacy small business contracts with the U.S. Navy Research Laboratory. Consistent with other U.S. Navy Research Laboratory contracts awarded to us during the last two years that have transitioned from small business to large business contracts, these contracts are scheduled for recomplete during 2009 and 2010 as large business awards.

Some of our business has been awarded to us without competition. We call these “sole source” awards. We win these awards, particularly for some of our counter-terrorism and force mobility and modernization programs, because we have proven technical capabilities that we believe are superior to almost any known competitor and a trusted relationship with the customer.

Competition

We both compete against and “team” with a number of different technology services companies in the course of bidding on government contracts.

We compete against large prime contractors, who may have greater financial capabilities than we do. We also compete against mid-tier technology services firms, as well as smaller, more specialized companies that concentrate their resources on particular segments. The same companies are often partnered with us as prime-sub or sub-prime teams on various opportunities.

We believe our principal competitors in these categories include the following companies in our TIS segment:

•

Among large defense contractors, Lockheed Martin Corporation, SAIC, Inc., Northrop Grumman Corporation, BAE Systems plc, General Dynamics Corporation, The Boeing Company, ITT Corporation and L-3 Communications Holdings, Inc.

•	Among mid-tier technology services firms, SRA International, Inc., CACI International Inc., Stanley, Inc. and ManTech International Corporation.

In our FMMS segment:

•

We mostly compete against smaller niche organizations, including Carlin Manufacturing, LLC, Highland Group Industries, Inc., Tri-tech Inc., as well as, AAR Mobility Systems, a division of AAR Manufacturing, Inc. and DRS Technologies, Inc., a subsidiary of Finmeccanica S.p.A.

Customers

We derive substantially all of our revenue from contracts with federal government agencies involved with national security missions. Our customers include the Department of Defense, Department of Homeland Security, the Department of State and other national agencies. For 2008, we derived approximately 74% of our revenue from the Department of Defense, including the U.S. Army, U.S. Navy, U.S. Marine Corps and National Guard and Department of Defense agencies within the Intelligence Community and approximately 26% of our revenue from national agencies including the Department of Homeland Security, federal law enforcement agencies and other agencies in the Intelligence Community.

Our customers include various intelligence, defense and other national agencies such as:

Department of Defense	National Agencies/Other

•Space and Naval Warfare Systems Command (SPAWAR)

•Naval Research Laboratory (NRL)

•U.S. Army Aberdeen Test Center

•U.S. Army Natick Soldiers Systems Center

•U.S. Army TACOM (Tank-Automotive and Armaments Command)

•Department of Defense Intelligence Community

•Other Intelligence Community •Department of Homeland Security •Department of Justice •Transportation Security Agency •U.S. Coast Guard •Department of State

Contracts

We derive revenue primarily from contracts with U.S. government agencies that are focused on national security and as a result, funding for its programs is generally linked to trends in U.S. government spending in the areas of defense, intelligence and homeland security. In response to evolving terrorist threats and world events, the U.S. government has substantially increased its overall defense, intelligence and homeland security budgets in the past several years.

We provide our services and solutions under three types of federal government contracts: fixed-price, time-and-materials and cost-plus.

For the six months ended June 30, 2009, we derived approximately 57.0%, 30.5% and 12.5% of our revenue from fixed-price, time-and-materials and cost-plus contracts, respectively, and approximately 88.8% of our revenue was derived from contracts in which we are the prime contractor with the remaining 11.2% being derived from contracts in which we are a subcontractor. For the year ended December 31, 2008, we had three contracts that each accounted for over 10% of our revenue, for a total of $91.0 million, or 48.1% of our total revenue. For the six months ended June 30, 2009, we had two contracts that each accounted for over 10% of our revenue, for a total of $40.7 million, or 39.5% of our total revenue.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion on our contracts. See also “Risk Factors—Risks Related to Our Industry—Our U.S. government contracts may be terminated by the federal government at any time and, if we do not replace terminated contracts, our operating results would be adversely affected.”

Backlog

We define total backlog as the amount of revenue we expect to realize (i) over the remaining base contract performance period and (ii) from the exercise of option periods that we reasonably believe will be exercised, in each case from signed contracts in existence as of the measurement date. We also include in backlog our estimates of revenue from future delivery orders on requirements and ID/IQ contracts. At times, our estimates of future revenue on such contracts are less than the contract ceiling.

We define funded backlog as the portion of our total backlog for which funding is currently appropriated and obligated to us under a signed contract or task order by the purchasing agency, or otherwise authorized for payment to us by a customer upon completion of a specified portion of work. Our funded backlog does not include the full potential value of our contracts, because the Congress often appropriates funds to be used by an agency for a particular program or contract only on a yearly or quarterly basis, even though the contract may call for performance over a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until the Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. Unfunded backlog is total backlog minus funded backlog.

As of June 30, 2009, our total backlog was $452.8 million, of which $120.9 million was funded and $331.9 million was unfunded.

Properties

Our executive offices and certain of our operations are located at 1501 Farm Credit Drive, McLean, Virginia. We also have other facilities in Virginia, Maryland, South Carolina and California. Additionally, we have high-level Sensitive Compartmented Information Facilities (SCIFs) that are used for classified work. Many of our employees are located in facilities provided by the U.S. government. We do not currently own any real estate. The total square footage of our leased offices and facilities are approximately 340,000 square feet, of which 200,000 square feet are a part of our integration and prototyping facility in Easton, Maryland. We believe our facilities meet our current needs and that additional facilities will be available as we expand in the future.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of business. Currently, we do not have any litigation pending the outcome of which, if unfavorable to us, would have a material adverse effect on our financial condition and results of operations.

Employees

As of June 30, 2009, we had approximately 675 full-time and part-time employees. 147 of those employees hold advanced degrees, with 48 of those holding Ph.D.’s. 436 of our employees hold security clearances with 288 of those clearances at the level of Top Secret or above. None of our employees are subject to collective bargaining agreements.

Intellectual Property

We believe we have a number of trade secrets and other forms of intellectual property that contribute to our success and competitive position; however, while we endeavor to protect the secrecy of this proprietary information, our solutions are not dependent on patent protection. We own a number of trademarks and copyrights. We rely upon a combination of nondisclosure and other contractual arrangements and trade secret laws to protect our proprietary rights and also enter into confidentiality and intellectual property agreements with our employees that require them to disclose any inventions created during employment, convey all rights to inventions to us, and restrict the distribution of proprietary information.

Research and Development

We regularly perform research and development activities for our clients under contract. Our clients generally retain the rights to all intellectual property developed under those contracts. In addition, we also pursue independent research and development activities to enhance our competitive position. We incurred costs for our independent research and development of $0.3 million for the six months ended June 30, 2009.

MANAGEMENT

Prior to this offering, except for Ronald Jones, who was one of our officers, all of our officers and directors were officers and directors of our operating subsidiary, GNA. As a result, except with respect to Ronald Jones, when we refer to our officers, directors and board committees we mean officers, directors and board committees of GNA for the time period prior to completion of this offering and officers, directors and board committees of GLOBAL Defense Technology for all time periods thereafter.

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of September 3, 2009.

Name	Age	Title
Thomas R. Wilson	63	Non-Executive Chairman of the Board

John F. Hillen, III	43	President and Chief Executive Officer, Director

James P. Allen	60	Executive Vice President and Chief Financial Officer

Ronald C. Jones(1)	50	Executive Vice President, Corporate Development and Director

Michael Weixel	55	Senior Vice President, Contracts and Administration

Kirk Herdman	45	Senior Vice President, Business Development and Operations

Alexander Drew	48	President, The Analysis Corp.

Stephen Corey	46	Senior Vice President

Timothy Jones	46	Vice President and General Manager

A. Damian Perl	41	Director

Jacques S. Gansler	74	Director

John J. Devine	68	Director

(1)	To be named Executive Vice President, Corporate Development immediately prior to the registration statement of which this prospectus forms a part being declared effective.

Set forth below is biographical information for our directors and executive officers.

Thomas Wilson, Vice Admiral (Ret.) has served as a director since March 2007 and as Chairman of the Board since October 2008. From 2002 to 2008, Vice Admiral Wilson was associated with Alliant Techsystems, Inc. serving in various positions including Senior Vice President for Tidewater Operations, Combatant Command Relations and President of ATK Missile Systems Company. Prior to this, Vice Admiral Wilson served for more than thirty years in the U.S. Navy, with his last position as Director, Defense Intelligence Agency (DIA) from July 1999 to July 2002. Mr. Wilson currently serves on the board of Global Strategies Group (Integrated Security) Inc., an affiliate of our indirect parent, GLOBAL, as well as the National Defense Industrial Association Board of Trustees and on The Ohio State University Alumni Association Board of Directors. Mr. Wilson received a B.S. degree from the Ohio State University and a Master’s Degree in Management and Human Relations from Webster University.

John Hillen has been our President and Chief Executive Officer since August 2008 and a member of our board of directors since January 2008. Prior to joining us, from January 2007 to August 2008, Dr. Hillen was President of Global Strategies Group (USA) LLC, an affiliate of our indirect parent, GLOBAL. From 2005 to 2007, Dr. Hillen served as U.S. Assistant Secretary of State for Political-Military Affairs. Prior to this, Dr. Hillen was President of what is now CGI Federal Inc., a federal IT services company that is a subsidiary of CGI Inc (NYSE: GIB), a Canadian IT services firm. Prior to that Dr. Hillen led the defense and intelligence business at American Management Systems, Inc. (NASDAQ: AMSY), which was sold to CACI International, Inc. in 2004.

From 2000 to 2002, Dr. Hillen served as a Vice President and then Chief Operating Officer of Island ECN Inc., a $160 million capital markets firm. Prior to joining Island ECN Inc., Dr. Hillen spent 12 years as an officer in the U.S. Army in both conventional and special operations units and has been decorated for his actions in combat. Dr. Hillen currently serves as a trustee at several non-profit institutions, and is the non-executive chairman and member of the compensation committee of Ericsson Federal, Inc. Dr. Hillen also serves on the federal advisory commission for the U.S. Navy, having been appointed to that position by the Secretary of Defense in 2007. Dr. Hillen received a B.A. in Policy Studies/History from Duke University, an M.A. degree in Defense Studies from King’s College, London University, a D.Phil. in International Relations from Oxford University and a Master’s of Business Administration, or MBA, from Cornell University. Dr. Hillen is the author of several books and numerous journal articles on military and security affairs.

James P. Allen has been our Executive Vice President and Chief Financial Officer since May 2009. Prior to joining us, Mr. Allen served as a senior vice president and chief financial officer of several publicly traded companies in the federal information technology sector, including CACI International, Inc., GRC International, Inc. and Veridian Corporation. Mr. Allen serves on the board as a director and audit committee chairman of the following companies: NCI, Inc., Applied Research Associates, Inc., Preferred Systems Solutions, Inc. and as a member of the board of advisors of Stinger Ghaffarian Technologies, Inc. and HeiTech Services, Inc. Mr. Allen received a B.S. in Business and Operation Research and an MBA from the University of Maryland.

Ronald C. Jones, immediately prior to the effectiveness of this offering, will become our Executive Vice President, Corporate Development. Ronald Jones has been a member of GNA’s board of directors since February 2007. Since March 2006, Ronald Jones has served as President, Technology and Systems, for Contego Systems LLC, our direct parent. Prior to joining Contego Systems LLC, Ronald Jones was Senior Vice President, Strategy and Corporate Development and a director of Gray Hawk Systems, Inc. from 2003 to 2006. From 1995 to 2003, Ronald Jones served as Senior Vice President, Corporate Strategy and Development for Veridian Corporation. From 2004 to 2005, Ronald Jones served on the board of the Infodata Corporation. Ronald Jones received a B.S. in Engineering from the U.S. Naval Academy and an MBA from the University of Pennsylvania, Wharton School of Business. Ronald Jones also served as a commissioned officer in the U.S. Marine Corps.

Michael Weixel has been our Senior Vice President, Contracts and Administration since January 2009. From 2007 to 2009, Mr. Weixel served as Vice President, Contracts of Global Strategies Group (Integrated Security) Inc., an affiliate of our indirect parent, GLOBAL. From 1977 to 2007, Mr. Weixel held senior management positions at several companies, including ManTech International Corporation, Gray Hawk Systems, Inc. and Lockheed Martin Corporation. Mr. Weixel received a B.S. in Government from the College of William & Mary and an MBA in Logistics, Operations, and Material Management from George Washington University.

Kirk Herdman has been our Senior Vice President, Business Operations and Development since June 2009. Prior to this, and since 2005, Mr. Herdman served as Senior Vice President, for Defense and Space Programs at Wyle Information Systems Inc. From 1988 to 2004, Mr. Herdman served in various positions at Gray Hawk Systems, Inc. and General Dynamics Corporation (formerly Veridian Corporation) including Vice President for Defense Business Development, Vice President of Sales & Marketing for Veridian Corporation’s engineering Applied Technology Group (ATG) and Director of Veridian Engineering’s San Diego, CA office. Mr. Herdman received a B.S. in Applied Mathematics from Virginia Polytechnic Institute and State University (Virginia Tech) and is a graduate of the University of Virginia’s Darden Business School Executive Training Program on Leadership Change.

Alexander Drew has been President of The Analysis Corp., a wholly owned subsidiary of GNA, since January 2009. From June 2005 to December 2008, Mr. Drew served as Vice President-Intelligence Operations with The Analysis Corp. In 2001, Mr. Drew was recalled to active duty and counterterrorism exercises for NATO and the Department of Defense’s Joint Staff J2 (Intelligence). Mr. Drew served as Senior Watch Officer for the National Counterterrorism Center (NCTC) and was the representative from the Defense Intelligence Agency’s Joint Intelligence Task Force for Combating Terrorism (JITF-CT) to help establish NCTC’s Operations Center until his retirement in May 2005. From 1996 to 2001, Mr. Drew was Senior Vice President and General Counsel of EDGE Tech Corporation, and from 1992 to 1996, was an associate at the law firm of Akin, Gump, Strauss, Hauer and Feld LLP. Mr. Drew served in the U.S. Navy, retiring with the rank of Captain. Mr. Drew received a B.S. in Physics from Miami University of Ohio and a J.D. from the Catholic University, Columbus School of Law.

Stephen Corey has been our Senior Vice President since 2004. Since joining us in 1989, Mr. Corey has served in various technical roles and key management positions. Mr. Corey received a B.S. in Management from the University of Maryland.

Timothy Jones has been our Vice President and General Manager since February 2009. From 2008 to 2009, Timothy Jones was Deputy General Manager, and from 2005 to 2008, Timothy Jones served as Senior Program Manager and Director of Finance. Prior to 2005, Timothy Jones was a Senior Vice President of the Delmarva Foundation for Medical Care, Inc. Timothy Jones received a B.S. in Economics and an MBA from Virginia Polytechnic Institute and State University (Virginia Tech).

Damian Perl has served as a director since April 2009. Mr. Perl is the founder, Chairman and Chief Executive Officer of GLOBAL, our indirect parent company, established in 1998. Prior to 1998 and for a period of a year, Mr. Perl worked on a consultancy basis in the risk management field for industry clients drawn from the energy and mining sectors. Prior to this, Mr. Perl served in the British military both in the Royal Marines Commandos and in Special Forces, and was involved in counter-insurgency operations in Africa and the Balkans. He also advised foreign governments on counter-terrorism, working with indigenous security services and linking civil and military security interests. Mr. Perl is a member of the SAS Regimental Association and the Royal African Society. Mr. Perl received a B.A. degree in Physiology and Biomechanics from Brunel University, London, United Kingdom.

Jacques Gansler has served as a director since March 2007. Since 2001, Dr. Gansler has been a Professor at the University of Maryland. From 1997 to 2001, Dr. Gansler served as the Under Secretary of Defense for Acquisition, Technology and Logistics for the Department of Defense. Prior to this, Dr. Gansler served as the Executive Vice President and a Director for TASC Incorporated, an operating unit of Northrop Grumman Corporation. From 1972 to 1977, Dr. Gansler served as Deputy Assistant Secretary of Defense (Material Acquisition) and Assistant Director of Defense Research and Engineering (Electronics). Dr. Gansler is a member of the Defense Science Board, Enhanced OSD Acquisition Operations with Modeling and Simulation; Comptroller General’s Advisory Board (CGAB) for the U.S. Government Accountability Office (GAO); Chair of Commercial Systems Acquisition Task Force; Chair of the Task Force on Integrating Commercial Systems; and a member of the board of directors of iRobot Corporation where he also serves as chair of the nominating and governance committee. Dr. Gansler also serves on the advisory boards of Israel Aircraft Industries (North America), Ltd., Computer Science Corporation, SafeLife Corporation (formerly Triosyn Corporation), Lockheed Martin Corporation, Space and Integrated Systems Sector and the National Security Advisory Panel, University of Maryland. Dr. Gansler received a B.E. in Electrical Engineering from Yale University, an M.A. in Political Economy from New School for Social Research, an M.E. in Electrical Engineering from Northeastern University and a Ph.D. in Economics from American University.

John J. Devine has been a director since March 2007. Mr. Devine is a founding partner and President of The Arkin Group LLC since May 2000. Prior to this, Mr. Devine completed a distinguished career of more than thirty years with the Central Intelligence Agency, serving as both Acting Director and Associate Director of the Agency’s foreign operations from 1993 to 1995 and from 1995 to 1998 as the senior CIA representative in Great Britain. Mr. Devine also served as the leader of the Agency’s Latin American Division, Counternarcotics Center and Afghan Task Force. Mr. Devine is a member of the Council on Foreign Relations, the Board of Advisors at Claremont Graduate University’s School of Politics and Economics and serves on the board of CyberCore Technologies LLC and Global Strategies Group (Integrated Security) Inc., an affiliate of our indirect parent, GLOBAL. Mr. Devine received a B.S. in Social Sciences from West Chester University and an M.A. in Political Science from Villanova University.

2008 and 2009 Executive Appointments and Departures

In 2006, our indirect parent, GLOBAL, commenced planning for the establishment of technology operations in the U.S. and hired Ronald Jones to lead this effort. In early 2007, GLOBAL acquired SFA. To ensure a smooth transition, GLOBAL extended two-year employment agreements to a number of SFA’s executives who were at or near retirement age, with the expectation that GNA would undergo significant management changes within a two-year period following the date of the acquisition. As a result, prior to the SFA acquisition, GLOBAL identified and hired Dr. John Hillen to succeed the then Chief Executive Officer, Jerry D. Robinson, upon the expiration of his employment agreement in February 2009.

In August 2008, after being notified that his employment agreement would not be renewed upon expiration of its term, Mr. Robinson and we reached a separation agreement, and he resigned as our Chief Executive Officer in August 2008. At such time, we appointed Dr. Hillen to serve as our Chief Executive Officer.

In January 2009, John O. Brennan, who was the President of TAC, left the Company to join the Obama administration as Assistant to the President for Homeland Security and Counterterrorism. Upon Mr. Brennan’s departure, we promoted Alexander Drew, the former Vice President-Intelligence Operations of TAC, to serve as the President of TAC.

In February 2009, upon expiration of his employment agreement, our Senior Vice President, Richard Mattingley, retired at age 73. Mr. Mattingly was replaced by Timothy Jones as the new Vice President and General Manager. Prior to his promotion, Timothy Jones was serving as our Deputy General Manager.

In May 2009, in contemplation of a potential initial public offering of our common stock, we hired James Allen to serve as our Executive Vice President and Chief Financial Officer. Mr. Allen replaced Kevin Kissner, formerly GNA’s Chief Financial Officer, who continues to serve us as our Vice President-Finance.

In June 2009, we hired Kirk Herdman to serve as our Senior Vice President, Business Operations and Development.

We believe the changes in our executive management team over the past few years will enable us to achieve our growth objectives. The current members of our executive management team have a successful track record of identifying, pursuing and executing on key growth opportunities in the military and national security marketplaces, both through organic business development and the pursuit of strategic acquisition opportunities.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to our officers, directors and employees. A copy of that code will be available on our corporate website at www.globalgroup.us.com upon completion of this offering. We expect that any waivers of the requirements of the Code granted to officers or directors will be disclosed on our website.

Director Independence

In [—] 2009, our board of directors undertook a review of the independence of each director and considered whether any director had a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. The board determined, with respect to Messrs. Wilson and Devine, who serve on the board of directors of one of GLOBAL’s affiliates, Global Strategies Group (Integrated Security) Inc., or GIS, that service on the board of GIS does not interfere with their ability to exercise independent judgment with respect to carrying out their duties as a member of our board of directors and that any amounts received in connection with service on the GIS board do not represent a material portion of their annual income. As a result of this review, our board of directors has determined that all of our directors, other than Dr. Hillen and Messrs. Ronald Jones and Perl are “independent directors” and meet the independence requirements under SEC rules and the listing standards of The Nasdaq Global Market.

Board Composition

Prior to this offering, GNA has operated under a Special Security Agreement (SSA) with the Department of Defense. The SSA is required for GNA to perform certain work it does with the U.S. government because more than 50% of our voting equity is owned by a non-U.S. entity. The purposes of the SSA are to insulate GNA from undue Foreign Ownership Control and Influence (FOCI) and to permit GNA, despite our foreign ownership, to maintain security clearances that are required to perform work on classified contracts. The key elements of the SSA are that it:

•	imposes substantial industrial security and export control measures within an institutionalized set of corporate practices and procedures;

•

requires active involvement of senior management (referred to as “Officer/Directors”) and certain board members (referred to as “Outside Directors”) in security matters (all of whom must be U.S. citizens and must eligible to have personal security clearances at the level of GNA’s facility security clearance);

•	provides for the establishment of a government security committee (consisting of cleared Officer/ Directors and Outside Directors) to oversee classified and export controlled matters; and

•

preserves the foreign indirect stockholder’s right to be represented on GNA’s board of directors, as an “Inside Director”, with a direct voice in the business management of the Company while denying unauthorized (i) access to classified or export controlled information, and (ii) influence over GNA’s business or management in a manner which could result in the compromise of classified information or could adversely affect the performance of classified contracts.

Upon completion of the offering, the SSA will be amended, with the consent of the Department of Defense, to impose its provisions on the Company instead of GNA. Thus our board composition will meet the requirements specified in the SSA. The board of directors will be comprised of Dr. Hillen and Mr. Ronald Jones (each of whom will be an Officer/Director); Mr. Perl (who will be an Inside Director); and Dr. Gansler and Messrs. Devine and Wilson (each of whom will be an Outside Director). Mr. Wilson serves as a non-executive Chairman of the Board.

Committees of the Board of Directors

Upon completion of the offering, our board of directors will have established an audit committee, a compensation committee and a nominating/governance committee. Our board of directors has determined that each of the members of these committees shall be independent under the applicable SEC rules and the listing standards of The Nasdaq Global Market. In addition, each member of the compensation committee shall be a non-employee director as defined in Rule 16b-3 under the Exchange Act and shall be an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, or the Code. We will also have established a government security committee, which will be composed of the individuals who served on the government security committee of GNA prior to the offering.

Audit Committee

The audit committee will consist of Messrs. [—], [—] and [—], with Mr. [—] serving as Chairman. Our board of directors has determined that Mr. [—], an independent director, qualifies as an “audit committee financial expert” as such term is defined in the Exchange Act.

The audit committee will discharge the responsibilities of our board of directors in monitoring our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate their services;

•

determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, other than immaterial aggregate amounts of non-audit services as excepted under applicable laws and rules;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our quarterly financial statements and annual and quarterly reports;

•	reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;

•	conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting; and

•	establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

Compensation Committee

The compensation committee will consist of Messrs. [—], [—] and [—], with Mr. [—] serving as Chairman. The compensation committee will discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and other senior management. Specific responsibilities of our compensation committee include:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•

evaluating and recommending to our board of directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers.

Nominating/Governance Committee

The nominating/governance committee will consist of Messrs. [—],[—] and [—], with Mr. [—] serving as Chairman. The nominating/governance committee will assist our board of directors in promoting our best interests and the best interests of our stockholders through the implementation of sound corporate governance principles and practices. The specific responsibilities of our nominating/corporate governance committee include:

•	identifying, reviewing, evaluating and recommending for selection candidates for membership to our board of directors;

•

reviewing, evaluating and considering the recommendation for nomination of incumbent members of our board of directors for reelection to our board of directors and monitoring the size of our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	reviewing, discussing and reporting to our board of directors an assessment of our board’s performance; and

•	determining adherence to our corporate governance documents.

Government Security Committee

Pursuant to the SSA, the government security committee, which will consist of Messrs. Wilson and Devine and Drs. Hillen and Gansler, ensures that, throughout its duration, we implement and maintain policies and procedures to safeguard classified information and controlled unclassified information in our possession and that we comply with the SSA, appropriate customer contract provisions regarding security, U.S. government export control laws and regulations and the National Industrial Security Program. The Chairman of the government security committee will be Mr. Devine and he will designate Dr. Gansler to be Secretary of the committee. The committee will meet, at a minimum, quarterly.

Compensation Committee Interlocks and Insider Participation

Although Dr. Hillen and Mr. Ronald Jones have been members of the GNA board’s compensation committee since August 2008, upon completion of this offering, they will not be members of our board of directors’ compensation committee. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Prior to this offering, our compensation committee has established non-employee director compensation on an annual basis. For 2008, our compensation committee determined that the non-employee directors of the board (other than Mr. Perl), comprising of Dr. Gansler and Messrs. Devine and Wilson, would each receive annual retainers of $50,000, payable quarterly, covering up to four regular board meetings. Mr. Perl, a non-employee member of the board appointed in April 2009, did not receive any compensation for his service on the board or any committees of the board. All non-employee directors are entitled to reimbursement of expenses for attending board and committee meetings. The compensation committee has not yet established non-employee director compensation for periods after this offering.

The following table sets forth information concerning non-employee director compensation and expense reimbursement as of the end of fiscal year 2008:

Name	Fees Earned or Paid in Cash		Option Awards		Total
Thomas R. Wilson	$53,625	(1)	$4,037	(2)	$57,662
Jacques S. Gansler	57,079	(1)	4,037	(2)	61,116
Jack Devine	52,876	(1)	4,037	(2)	56,913

(1)	Amounts in excess of $50,000 were for travel expenses related to such director’s attendance at meetings of the board.

(2)	Amounts set forth represent the aggregate grant date fair value of the stock option awards under the SFA Plan granted to the director in fiscal year 2008 calculated in accordance with FAS 123R. See “Executive Compensation—Compensation Discussion and Analysis—Long Term Compensation.”

EXECUTIVE COMPENSATION

Prior to this offering, except for Ronald Jones, all of our officers were officers of, and compensated by, our operating subsidiary, GNA. As a result, except with respect to Ronald Jones, when we refer to executive compensation we mean compensation for service as an officer of GNA for the time period prior to completion of this offering and compensation for service as an officer of GLOBAL Defense Technology for all time periods thereafter.

Prior to this offering, Ronald Jones was an employee of Contego Systems LLC and his compensation was determined by our indirect parent, GLOBAL. As a result, he was not subject to the executive compensation philosophy and programs of GNA described below. Thus, when we refer to Ronald Jones’ compensation we mean compensation for his service as an officer of Contego Systems LLC. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Ronald Jones will be appointed as our Executive Vice President, Corporate Development.

Compensation Discussion and Analysis

Overview of Our Executive Compensation Philosophy

Our compensation program and policies are designed to attract, motivate and retain executives of outstanding ability in order to achieve our full growth potential and maximize the return to our stockholders.

The primary objectives of our executive compensation program are to:

•	Attract and retain talent;

•	Provide total direct compensation opportunities that are competitive with opportunities provided to executives of comparable companies at comparable levels of performance;

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Ensure that our executives’ total compensation levels are correlated to both our short-term and long-term financial performance in areas such as revenue, net income and operating efficiency, which we believe are then reflected in increased stockholder value over time;

•	Focus and motivate executives on the achievement of objectives at the individual, business unit and company-wide levels; and

•	Reward executives in accordance with their relative contributions to achieving strategic milestones and advancing key mission-related objectives.

To achieve these objectives, the compensation committee has implemented compensation policies that tie a substantial portion of the executives’ overall compensation to financial and operational goals such as growth in revenue and profit from year-to-year. These compensation policies may be summarized as follows:

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Total compensation for executive officers is measured at the 50th-75 th percentile of the median of local and nationally recognized survey data. Our survey information is discussed in more detail below. We believe this is necessary to attract outstanding executives.

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The mix of total compensation elements reflects an appropriate balance between competitive market requirements and strategic business needs. We believe the opportunity for executives to receive additional compensation based upon achieving or exceeding established performance objectives properly aligns our equity programs and management’s focus with the interests of our stockholders.

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The short-term non-equity incentive compensation portion of total compensation, which we refer to as the Management Performance Incentive Plan, provides the opportunity to earn total cash compensation at the upper quartile of competitive pay based on outstanding corporate performance. Each executive is eligible to receive cash incentive payments based on achievement of specific performance measures. The amount awarded annually is determined by the compensation committee’s review of the executive’s achievement of such performance measures. As an executive’s responsibility increases, the portion of his or her total compensation represented by incentive compensation payments increases.

•	The long-term equity incentive compensation portion of each executive’s annual compensation is linked to our overall performance with a goal of maximizing stockholder return.

•	Benefits are designed to be market competitive.

Compensation Committee Process

Our compensation committee meets at least twice a year to evaluate the performance of our executive officers and holds additional meetings as the compensation committee members deem appropriate. The compensation committee is responsible for adopting, administering and maintaining programs and plans involving stock incentives and executive bonuses and other similar compensation programs and any other compensation matters requested by the Board. In addition, the compensation committee is responsible for reviewing and approving the compensation of the Chief Executive Officer and the other executive officers. The compensation committee determines the amount of each element of our compensation program by taking into consideration the competitive landscape, executive’s experience, results of operations, short and long term corporate goals and economic conditions.

In 2006, our compensation committee engaged Aon Consulting, Inc., which we refer to as Aon, to provide us with feedback as to the competitiveness of our executive compensation programs compared to comparable companies in our industry represented in the survey data compiled by Aon. Aon did not determine or recommend any particular compensation package for our executives. Rather, Aon provided survey data from comparable companies for persons serving in the same management roles as our executive officers. Aon is independent from us and, except for its work on behalf of the compensation committee, has not been engaged to perform any work for us and has no prior relationship with management.

In addition, management obtains market analysis information and executive compensation survey data obtained from nationally recognized survey providers, including Watson Wyatt Worldwide and Washington Technical Personnel Forum—Market Pay Survey. Management and the compensation committee utilize the information obtained through this analysis, together with all other relevant materials, to make informed recommendations and decisions concerning both the composition of and the level of our executive compensation, and to assist in designing executive compensation plans and programs that are aligned with our corporate compensation philosophy. Executives are provided total compensation packages in the 50-75th percentile of the median of the compiled survey data.

Historically, our Chief Executive Officer has participated in compensation committee meetings as a member of the committee and made recommendations to the compensation committee with respect to base salary increases, the setting of performance targets and the amounts of any short-term and long-term incentive compensation, and equity awards for our executive officers (other than himself). As noted above, upon completion of this offering, our Chief Executive Officer will not be a member of the compensation committee. Nevertheless, he will provide the committee with feedback regarding the performance of our executive officers, including their contributions toward achieving our corporate performance goals. Our Chief Executive Officer and Vice President of Human Resources have worked, and are expected to continue to work, with the compensation committee to establish the agenda and prepare the materials for compensation committee meetings. Our Chief Executive Officer is not present for portions of compensation committee meetings that involve deliberations with respect to his own compensation. Our other officers may attend these meetings at the invitation of the compensation committee. The compensation committee believes input from management and outside advisors, as noted below, is valuable; however, the compensation committee makes all final compensation decisions based on independent analysis and assessment.

Elements of Executive Compensation

Our executive compensation program consists of the following components:

•	base salary, which is designed to allow us to attract and retain the most qualified candidates,

•

short-term non-equity incentive compensation (consisting of cash performance bonuses), which is designed to provide performance-based incentives to our executives for the achievement of important financial objectives, and

•	long-term equity incentive compensation (consisting of stock options and restricted stock awards), which are granted to incentivize executive performance that results in increasing stockholder value.

A detailed description of these components is provided below.

As a result, a majority of each executive officer’s (other than Kevin Kissner) total annual compensation opportunity is “at-risk” and tied to our annual and long-term financial performance, as well as to the enhancement of stockholder value. We have measured the total direct compensation opportunities for executives with the goal of linking such opportunities to performance. Our executive compensation programs are intended to reward achievement of target financial performance with total direct compensation in the range of the 50th-75th percentile of the median of local and nationally recognized survey data. Most of our executives are provided compensation at the 50% median level. In the past, while not reducing salaries, we have reduced annual increases and bonuses for executive salaries in excess of the 50% median. Base salary is generally kept consistent with the market and reflects the complexity and scope of responsibilities for the executive.

Executive officers also receive competitive benefits.

Base Salary.    We provide a fixed base salary to our executives to compensate them for services provided to us during the year. We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets. Base salaries are reviewed annually with this objective in mind.

For 2008, the compensation committee approved the following increases in base salary of our executives over 2007 base salaries:

Name	% Increase in Base Salary	2008 Base Salary
Jerry D. Robinson	0%	$389,334
Kevin Kissner	10	170,539
Richard Mattingley	5	263,369
Stephen Corey	5	257,608
John O. Brennan	5	283,962

In general, base salaries for our named executive officers are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience and prior salary. Base salaries of our named executive officers are approved and reviewed annually by our Chief Executive Officer, and in the case of our Chief Executive Officer’s base salary, by our compensation committee. Annual merit adjustments to base salaries are made to align base salary with an executive officer’s responsibilities, individual contribution, prior experience and sustained performance. Performance evaluations are conducted annually to determine merit increases for all employees including executives. The performance evaluation includes the following 16 performance factors:

•	Attendance/Punctuality

•	Knowledge

•	Problem Solving and Creativity

•	Judgment/Decision Making

•	Planning and Organization

•	Flexibility and Adaptability

•	Ability to Work Independently

•	Ability to Work With Others

•	Acceptance of Supervision/Criticism

•	Productivity/Efficiency

•	Quality of Output

•	Effectiveness of Customer Relations

•	Company Identification

•	Written Expression

•	Oral Expression

•	Ability to Direct Activities of Others

The performance factors are graded from 1 to 5, with 5 being the highest or exceptional performance. The grading results determine an executive officer’s eligibility for a merit increase. To be eligible for a merit increase, the executive officer must receive an acceptable rating and the compensation survey data that we use must support that an increase in base salary is warranted. We consider the year-to-year merit increases that we have implemented to be in line with industry standards.

Other factors that we may take into account in deciding upon base salary increases include the executive officer’s current salary, equity ownership, if any, and pay equity relative to an executive officer’s peers within our company, which we analyze by comparing the pay of each executive officer to other members of the management team. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. We have historically reviewed anonymous private company compensation surveys when setting and adjusting base salaries. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

For 2008, Mr. Kissner was given a higher base salary increase based on his being below the 50th percentile of the survey data for his position. Mr. Robinson was not given an increase due to the plan to not renew his existing employment agreement, which is detailed below. Dr. Hillen joined us as an officer in August 2008 and thus was not eligible for an increase in salary in 2008. Pursuant to his employment agreement, his 2008 base annual salary was $380,000.

Short-Term Non-Equity Incentive Compensation.    We provide annual cash incentive awards to our executives through our Management Performance Incentive Plan. Pursuant to the Management Performance Incentive Plan, our executives are eligible to receive cash incentive awards upon the achievement of certain key Company-level performance measures and business unit goals for certain business units. Such Company-level performance measures, business unit goals and the eligibility under the Management Performance Incentive Plan are established by the compensation committee at the beginning of each fiscal year. The compensation committee establishes threshold, target and stretch level goals for each Company-level performance measure and business unit goal. Each performance measure is considered independently from the other measures.

In addition, the compensation committee, within its discretion, can make modifications to the Management Performance Incentive Plan, or may elect not to make any awards under the Management Performance Incentive Plan, dependent upon Company and individual performance. We believe that having a significant portion of compensation linked to key Company performance measures and business unit goals directly aligns individual executive performance with our business objectives. For 2008, executive compensation was not linked to individual performance measures. However, for 2009, the compensation committee has established individual performance measures for each executive.

In the past, short-term non-equity incentive compensation payments have been distributed prior to March 31 of each year. Since audited financial information has not, historically, been available until April, the compensation committee established the threshold, target and stretch goals and distributed short-term non-equity incentive compensation payments based on preliminary unaudited calculations of the performance measures. To date, there has been no material change between the unaudited financial information used to determine satisfaction of performance measures and our actual audited financial information. If, however, there were a material change between the audited and unaudited financial information that affected the payment to an executive officer, corresponding adjustments would be made to such executive officer’s short-term non-equity incentive compensation payment. Going forward as a public company, we intend to award short-term non-equity incentive compensation based upon achievement of performance measures using audited financial information.

The EBITDA, as adjusted, performance measure for 2008 represents EBITDA adjusted for (1) the payment of retention bonuses to SFA employees in connection with continued employment subsequent to the SFA acquisition, (2) expenses related to amendment of our credit facility in 2008 to allow for certain dividends to our parent, GLOBAL, (3) expenses related to certain strategic transactions that were abandoned in 2008 and (4) expenses related to revising our GAAP audited financial statements to comply with International Financial Reporting Standards at the request of GLOBAL.

2008 Potential Payments under Management Incentive Performance Plan.

The table below illustrates the potential cash incentive award payable, which we refer to as the management performance incentive potential, at each performance level (i.e., threshold, target or stretch) as a percentage of 2008 base salary for each named executive officer:

	Management Performance Incentive Potential (as a percentage of 2008 base salary)
Name and Principal Position	Management Performance Incentive Potential at Threshold	Management Performance Incentive Potential at Target(1)	Management Performance Incentive Potential at Stretch(2)(3)
John Hillen(4)	0%	80.0%	160.0%
Jerry D. Robinson(5)	0	80.0	160.0
Kevin Kissner	0	25.0	50.0
Richard Mattingley	0	50.0	100.0
John O. Brennan	0	50.0	100.0
Stephen Corey	0	50.0	100.0

(1)	When a performance measure (other than the EBITDA, as adjusted, performance measure) was achieved above the threshold level, but below the target level, the executive earned management performance incentive compensation on a linear basis between the management performance incentive potential at threshold and at target for such performance measure. The executive did not earn incentive compensation on the EBITDA, as adjusted, performance measure until the target goal was achieved.

(2)	When a performance measure was achieved above the target level, but below the stretch level, the executive earned management performance incentive compensation on a linear basis between the management performance incentive potential at target and at stretch for such performance measure.

(3)

With respect to the EBITDA, as adjusted, performance measure, the executive did not earn incentive compensation until the target goal was achieved. At that time, the executive earned the full management performance bonus at target. When the EBITDA, as adjusted, performance measure was achieved above the target level, but below the stretch level, the executive earned management performance incentive compensation on a linear basis between the management performance incentive potential at target and at stretch. In addition, the executive was eligible to receive a “kicker” on the EBITDA, as adjusted, performance measure of  1/2% of the executive’s 2008 base salary for each 1% achievement above the target level with a cap of 5% of his 2008 base salary. Furthermore, each of Dr. Hillen and Messrs. Robinson and Kissner was not eligible for the full management performance incentive compensation at stretch unless the EBITDA, as adjusted, performance measure was met at the stretch level. Similarly, each of Messrs. Mattingley, Brennan and Corey was not eligible for the full management performance incentive compensation at stretch unless the GDE EBIT, TAC EBIT or GMS EBIT performance measure, respectively, was met at the stretch level. GDE is our Global Defense Engineering division and GMS is our Global Mission Systems division.

(4)	Pursuant to Dr. Hillen’s employment agreement, because he joined us after January 1, 2008, his management performance incentive potential was based on 60% of his annualized base salary, or $228,000.

(5)	Mr. Robinson resigned from his position as Chief Executive Officer with the Company in August 2008. Pursuant to a separation agreement, Mr. Robinson’s management performance incentive potential for 2008 was pro-rated at 60%, or $233,605.

2008 Performance Measures Under Management Performance Incentive Plan

Hillen, Robinson & Kissner:

For 2008, the compensation committee established the following performance measures for Dr. Hillen and Messrs. Robinson and Kissner:

Performance Measure	Allocation(1)	Threshold ($MM)		Target ($MM)		Stretch ($MM)(1)
Revenue	20%	$157.3	(2)	$188.3	(3)	$	> Target
EBITDA, as adjusted	20	12.9		15.1	(4)		19.4	(5)
Funded backlog	35	96.8	(6)	121.0	(7)		> Target
Consolidated Business unit EBIT	25	N/A		—	(8)		N/A

(1)	Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the revenue, EBITDA, as adjusted, and funded backlog performance measures is subject to change based on the Company’s achievement in each category. Notwithstanding the foregoing, the full management performance incentive compensation for each executive could not be earned unless the stretch EBITDA, as adjusted, performance measure was met.

(2)	The threshold goal for the revenue performance measure represents 2007 revenue.

(3)	The target goal for the revenue performance measure was an approximately 20% increase in revenue from 2007 revenue.

(4)	The target goal for the EBITDA, as adjusted, performance measure was 8% of the target revenue performance measure.

(5)

The stretch goal for the EBITDA, as adjusted, performance measure was achieving EBITDA, as adjusted, equal to 154% of the 2007 EBITDA, as adjusted, goal, which was 8.2% of 2007 revenue, or $12.9 million. In addition, each of Dr. Hillen and Messrs. Robinson and Kissner was eligible for a “kicker” of up to 5% of the executive’s 2008 base salary. The kicker for each of Dr. Hillen and Messrs. Robinson and Kissner, consisted of an additional  1/2% of such executive’s 2008 base salary for each 1% achievement above the target goal for the EBITDA, as adjusted, performance measure.

(6)	The threshold goal for the funded backlog performance measure represents the funded backlog at December 31, 2007.

(7)	The target goal for the funded backlog performance measure represents a 25% increase over funded backlog at December 31, 2007.

(8)	Each of the earnings before interest and taxes (EBIT) performance measures for the GDE, TAC and GMS business units set forth in the charts for Messrs. Mattingley, Brennan and Corey, respectively, must be met at the target level on a consolidated basis. Therefore, if one business unit did not meet its EBIT goal at target, but the other two business units exceeded their target goals, on a combined basis still exceeded 100% of the Business Unit EBIT goal, then Messrs. Hillen, Robinson and Kissner would receive the full 25% allocation for this performance measure. The compensation committee did not establish threshold or stretch level goals for the business unit EBIT performance measure.

Mattingley:

In 2008, Mr. Mattingley was Senior Vice President of GDE. For 2008, the compensation committee established the following performance measures for Mr. Mattingley:

Performance Measure	Allocation(1)	Threshold ($MM)		Target ($MM)		Stretch ($MM)(1)
GDE revenue	25%	$84.2	(2)	$97.7	(3)	$	> Target
GDE EBIT	25	7.2		7.8	(4)		10.1	(5)
GDE funded backlog	25	53.2	(6)	66.5	(7)		> Target
Consolidated EBITDA, as adjusted	25	N/A		15.1	(8)		N/A

(1)	Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the revenue, GDE EBIT and funded backlog performance measures is subject to change based on the Company’s achievement in each category. Notwithstanding the foregoing, the full management performance incentive compensation for each executive could not be earned unless the stretch GDE EBIT performance measure was met.

(2)	The threshold goal for the GDE revenue performance measure was 2007 GDE revenue.

(3)	The target goal for the GDE revenue performance measure was an approximately 16% increase from 2007 GDE revenue.

(4)	The target goal for the GDE EBIT performance measure was achieving GDE EBIT equal to 8% of the target goal for the GDE revenue performance measure.

(5)

The stretch goal for the GDE EBIT performance measure was achieving GDE EBIT equal to 140% of the 2007 GDE EBIT goal, which was 8.5% of 2007 GDE revenue, or $7.2 million. In addition, Mr. Mattingley was eligible for a “kicker” of up to 5% of his 2008 base salary. The kicker for Mr. Mattingley consisted of an additional  1/2% of his 2008 base salary for each 1% achievement above the target level goal for the GDE EBIT performance measure.

(6)	The threshold goal for the GDE funded backlog performance measure represents the GDE funded backlog at December 31, 2007.

(7)	The target goal for the GDE funded backlog performance measure represents a 25% increase over the GDE funded backlog at December 31, 2007.

(8)	The target goal for the EBITDA, as adjusted, performance measure was 8% of the target revenue performance measure set forth in the charts to Dr. Hillen and Messrs. Robinson and Kissner. The EBITDA, as adjusted, performance measure must be met at the target level. The compensation committee did not establish threshold or stretch level goals for the EBITDA, as adjusted, performance measure for Mr. Mattingley.

Brennan:

In 2008, Mr. Brennan was President of TAC. For 2008, the compensation committee established the following performance measures for Mr. Brennan:

Performance Measure	Allocation(1)	Threshold ($MM)		Target ($MM)		Stretch ($MM)(1)
TAC revenue	20%	$43.1	(2)	$53.4	(3)	$	> Target
TAC EBIT	20	4.3		4.3	(4)		6.7	(5)
TAC funded backlog	35	20.3	(6)	25.4	(7)		> Target
Consolidated EBITDA, as adjusted	25	N/A		15.1	(8)		N/A

(1)	Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the revenue, TAC EBIT and funded backlog performance measures is subject to change based on the Company’s achievement in each category. Notwithstanding the foregoing, the full management performance incentive compensation for each executive could not be earned unless the stretch TAC EBIT performance measure was met.

(2)	The threshold goal for the TAC revenue performance measure represents the 2007 TAC revenue.

(3)	The target goal for the TAC revenue performance measure was an approximately 24% increase from 2007 TAC revenue.

(4)	The target goal for the TAC EBIT performance measure was achieving TAC EBIT equal to 8.28% of the target goal for the TAC revenue performance measure.

(5)

The stretch goal for the TAC EBIT performance measure was achieving TAC EBIT equal to 154% of the 2007 TAC EBIT goal, which was 10.1% of 2007 TAC revenue, or $4.3 million. In addition, Mr. Brennan was eligible for a “kicker” of up to 5% of his 2008 base salary. The kicker for Mr. Brennan consisted of an additional  1/2% of his 2008 base salary for each 1% achievement above the target level goal for the TAC EBIT performance measure.

(6)	The threshold goal for the TAC funded backlog performance measure represents the TAC funded backlog at December 31, 2007.

(7)	The target goal for the TAC funded backlog performance measure represents a 25% increase over the TAC funded backlog at December 31, 2007.

(8)	The target goal for the EBITDA, as adjusted, performance measure was 8% of the target revenue performance measure set forth in the charts to Dr. Hillen and Messrs. Robinson and Kissner. The EBITDA, as adjusted, performance measure must be met at the target level. The compensation committee did not establish threshold or stretch level goals for the EBITDA, as adjusted, performance measure for Mr. Brennan.

Corey:

Mr. Corey is Senior Vice President of GMS. For 2008, the compensation committee established the following performance measures for Mr. Corey:

Performance Measure	Allocation(1)	Threshold ($MM)		Target ($MM)		Stretch ($MM)(1)
GMS revenue	20%	$30.0	(2)	$37.2	(3)	$	> Target
GMS EBIT	20	2.4		3.0	(4)		3.7	(5)
GMS funded backlog	35	23.3	(6)	29.1	(7)		> Target
Consolidated EBITDA, as adjusted	25	N/A		15.1	(8)		N/A

(1)	Amounts above threshold are calculated on a linear basis. For this reason, the percentage allocation for the revenue, GMS EBIT and funded backlog performance measures is subject to change based on the Company’s achievement in each category. Notwithstanding the foregoing, the full management performance incentive compensation for each executive could not be earned unless the stretch GMS EBIT performance measure was met.

(2)	The threshold goal for the GMS revenue performance measure the 2007 GMS revenue.

(3)	The target goal for the GMS revenue performance measure was an approximately 24% increase from 2007 GMS revenue.

(4)	The target goal for the GMS EBIT performance measure was achieving EBIT equal to 8% of the target goal for the GMS revenue performance measure.

(5)

The stretch goal for the GMS EBIT performance measure was achieving EBIT equal to 154% of the 2007 GMS EBIT goal, which was 8% of 2007 GMS revenue, or $2.4 million. In addition, Mr. Corey was eligible for a “kicker” of up to 5% of his 2008 base salary. The kicker for Mr. Corey consisted of an additional  1/2% of his 2008 base salary for each 1% achievement above the target level goal for the GMS EBIT performance measure.

(6)	The threshold goal for the GMS funded backlog performance measure represents the GMS funded backlog at December 31, 2007.

(7)	The target goal for the GMS funded backlog performance measure represents a 25% increase over the GMS funded backlog at December 31, 2007.

(8)	The target goal for the EBITDA, as adjusted, performance measure was 8% of the target revenue performance measure set forth in the charts to Dr. Hillen and Messrs. Robinson and Kissner. The EBITDA, as adjusted, performance measure must be met at the target level. The compensation committee did not establish threshold or stretch level goals for the EBITDA, as adjusted, performance measure for Mr. Corey.

2008 Achievements under Management Incentive Performance Plan Performance Measures.

In February 2009, the compensation committee met to review the satisfaction of the performance measures for fiscal year 2008 under the Management Performance Incentive Plan. The following table reflects the 2008 achievement for each performance measure:

Performance Measure	Achievement ($MM)
Consolidated Revenue	$189.4
EBITDA, as adjusted	20.6
Consolidated Funded Backlog	117.0
GDE Revenue	109.0
GDE EBIT	13.1
GDE Funded Backlog	72.6
TAC Revenue	50.1
TAC EBIT	4.9
TAC Funded Backlog	21.4
GMS Revenue	30.3
GMS EBIT	2.8
GMS Funded Backlog	23.0

Based on the achievement outlined above, the compensation committee approved the following management performance incentive payments:

Executive	Percentage of Base Salary
John Hillen	121	%(1)
Jerry D. Robinson	80	(2)
Kevin Kissner	41
Richard Mattingley	100
John O. Brennan	51	(3)
Stephen Corey	20

(1)	Dr. Hillen’s 2008 base annual salary was $380,000. Although Dr. Hillen did not begin employment with the Company until August, for purposes of the Management Incentive Performance Plan, the Company agreed to pro-rate his management performance incentive potential at 60%, or $228,000. Therefore, Dr. Hillen received 121% of $228,000 as his management performance incentive compensation.

(2)	Mr. Robinson resigned from his position as Chief Executive Officer with the Company in August 2008. Pursuant to a separation agreement, the Company agreed to pro-rate Mr. Robinson’s management performance incentive potential at 60%, or $233,605. In addition, Mr. Robinson and the Company agreed to distribute his 2008 management performance incentive potential payment at target level performance, which amount was lower than actual achievement. Therefore, Mr. Robinson received 80% of $233,605 as his management performance incentive compensation.

(3)	Mr. Brennan took a leave of absence in November 2008 and officially resigned in January 2009 to join the Obama administration. At that point, Mr. Brennan forfeited all of his outstanding options and Mr. Brennan and the Company agreed to distribute a pro-rated amount of Mr. Brennan’s eligible incentive performance payment in the amount of $138,319, or 51% of his 2008 salary, to Mr. Brennan in early January 2009 based on our preliminary 2008 results.

Long-Term Incentive Compensation

Prior to this offering, our long-term incentive compensation program consisted of awards of stock options and/or restricted stock under the SFA Plan, adopted by GNA in 2007 following its acquisition of SFA.

The SFA Plan was designed to reward executives and other employees for long-term growth consistent with Company performance and stockholder return through the award of stock options and restricted stock. The compensation committee reviewed and approved all award grants to the executive officers. Our compensation committee typically made annual grants of equity awards, if any, to our executives in connection with its annual review of our executives’ compensation. Throughout the year, our compensation committee evaluated grants for new hires, promotions or other changes that may warrant additional grants.

The compensation committee did not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, the compensation committee exercised its judgment and discretion and considered, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. When making grants under the SFA Plan, the compensation committee also took into account the potential dilution to which our stockholders are exposed by reviewing our option overhang. Option overhang, which is represented in percentage form, is calculated as stock options granted plus the remaining options that have yet to be granted under the SFA Plan divided by our total shares outstanding.

Outstanding stock options and restricted stock awards made under the SFA Plan vest ratably over a four year period from the date of grant for all employees, except for options granted to James Allen, our Executive Vice President and Chief Financial Officer, in May 2009, which have a three year vesting period. The exercise price of any option is equal to the fair market value of the shares on the date of grant, which in the past has been determined by the board of directors.

The ultimate value of the long-term incentive compensation awards will be dependent upon the actual performance of our stock over time. After the effective date of this offering, the exercise price of any option will be the closing price of our common stock on The Nasdaq Global Market on the date of grant.

In connection with this offering, we have adopted the 2009 Performance Incentive Plan, which we refer to as the Plan. Concurrent with the closing of this offering, we will assume all obligations relating to outstanding awards made under the SFA Plan and will not make any further grants of stock options or restricted stock under that plan.

Pursuant to his employment agreement, upon the closing of this offering, so long as it occurs before December 31, 2009, James Allen, our Executive Vice President and Chief Financial Officer, will be awarded [—] shares of our common stock under the Plan. In addition, pursuant to his employment agreement, upon the closing of the offering, Kirk Herdman, our Senior Vice President, Business Operations and Development, will be awarded options to purchase [—] shares of our common stock under the Plan.

As the compensation committee does not currently intend on making other new grants of equity awards under the Plan until early 2010, the compensation committee has not determined how it will administer the Plan going forward.

On April 30, 2009, Kevin Kissner was granted, pursuant to the SFA Plan, [—] stock options at an exercise price of [—], expiring April 30, 2019 with a SFAS No. 123R grant date fair value of $91,800. Pursuant to SEC rules, these option grants are not reflected in Equity Compensation Tables set forth later in this section even though the grants were based on 2008 performance. These option grants will be reflected in our proxy statement for the 2010 annual meeting of stockholders.

Indirect Compensation: Benefits and Perquisites

Executive officers participate in the employee benefit plans and programs that are generally available to all of our employees, including health and welfare benefits and 401(k) matching, profit sharing and other standard benefits. We do not consider perquisites to be a principal component of our executive officers’ compensation. We believe that our executive officer benefits and perquisite programs are reasonable and competitive with benefits and perquisites provided to executive officers of similarly situated companies, and are necessary to sustain a fully competitive executive compensation program.

In 2008, the Company provided a leased car to Mr. Mattingley. The value of the lease totaled $11,396. In addition, since Mr. Mattingley used the car for personal use, 25% of the cost was allocated to personal use and Mr. Mattingley’s income was grossed-up by $2,849 to cover the income tax due for the personal use of the Company-provided vehicle.

Other Bonus Compensation.    Upon the acquisition of SFA, each of Messrs. Kissner, Corey, Robinson, Brennan and Mattingley executed retention agreements granting them a right to payment on the one year anniversary of the acquisition if such executives continued employment with us through such date. Retention payments of $25,500, $105,000, $535,000, $115,000 and $112,500 were made to Messrs. Kissner, Corey, Robinson, Brennan and Mattingley, respectively, on February 9, 2008.

In January 2009, the compensation committee granted a discretionary bonus to Mr. Brennan in the amount of $36,681, and in February 2009, the compensation committee granted discretionary bonuses to Messrs. Kissner and Corey in the amounts of $16,793 and $3,373, respectively. Several factors contributed to the granting of these discretionary bonuses, including revenue and EBITDA achievements for the year at levels significantly above stretch goals. In addition, with respect to Mr. Kissner, the compensation committee noted his significant efforts with respect to the preparation and timely delivery of Company financial information in preparation of a liquidity event for our stockholders.

Executive Equity Ownership.    Following this offering, we will encourage our executives to hold an equity position in our company. However, we do not have specific share retention and ownership guidelines for our executives.

In addition see “—Employment Arrangements with Named Executive Officers” and “—Payments Upon Termination or Upon Change in Control” below for a description of the severance and change in control arrangements we have with our named executive officers. The compensation committee believes that these arrangements are necessary to attract and retain our named executive officers. The terms of each arrangement were determined through negotiations with the applicable named executive officer in connection with his hiring and were not based on any set formula.

Government Limitations on Compensation.    As a government contractor, we are subject to the Federal Acquisition Regulations, or FAR, which governs the reimbursement of costs by our government customers. FAR 31.205 -6(p) limits the allowability of senior executive compensation to a benchmark compensation cap established each year by the Administrator of the Office of Federal Procurement Policy, or OFPP, under Section 39 of the OFPP Act (41 U.S.C. 435). The benchmark cap applies to the five most highly compensated employees in management positions in each home office and each of our business segments. When comparing senior executive compensation to the benchmark cap, all wages, salary, bonuses and deferred compensation, if any, for the year, as recorded in our books and records, must be included. The current benchmark compensation cap, effective January 1, 2008 and as published in the Federal Register, is $612,196. Any amounts over the cap are considered unallowable and are therefore not recoverable under our government contracts.

Deductibility of Executive Compensation.    Section 162(m) of the Internal Revenue Code generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to the principal executive officer and the other three highest paid executive officers (other than the principal financial officer). Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met. As described above, all of our short-term non-equity incentive compensation is determined based upon the achievement of certain pre-determined financial performance goals, which permits us to deduct such amounts pursuant to Section 162(m). In addition, stock options are inherently performance-based and qualify for the deduction under Section 162(m). Pursuant to applicable regulations, Section 162(m) will not apply to compensation paid or stock options, stock appreciation rights or restricted stock granted under the compensation agreements and plans described in this prospectus during the reliance transition period ending on the earlier of the date the agreements or plan is materially modified or the first meeting at which directors are elected during 2013. While we will continue to monitor our compensation programs in light of Section 162(m), the compensation committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of our company and our stockholders, particularly as we continue our transition from a private to a public company. As a result, we have not adopted a policy requiring that all compensation be deductible and the compensation committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of the Company and our stockholders.

Summary Executive Compensation

Below is a summary compensation table for 2008 including both of our Chief Executive Officers that served during 2008, our former Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers at the end of 2008.

Name and Principal Position	Salary		Bonus		Option Awards(1)		Non-Equity Incentive Plan Compensation(2)	All Other Compensation		Total
John Hillen	$126,665	(3)	$—		$53,131		$275,282	$—		$455,078
President and Chief Executive Officer

Jerry D. Robinson	259,556	(4)	—		12,846		186,884	1,617,845	(5)	2,077,131
Former Chief Executive Officer

Kevin Kissner	166,053		16,793	(6)	—		70,207	46,297	(7)	299,350
Former Chief Financial Officer

Richard Mattingley	272,729		—		—		263,000	481,239	(8)	1,016,967
Former Senior Vice President

John O. Brennan	280,013		36,681	(9)	112,352	(10)	138,319	183,619	(11)	750,984
Former President of The Analysis Corp.

Stephen Corey	254,029		3,373	(12)	112,352		51,627	459,934	(13)	881,315
Senior Vice President

(1)	Amounts set forth in this column represent the aggregate grant date fair value of option awards calculated in accordance with FAS 123R. The Company’s calculation of the expense amount for FAS 123R purposes is based upon a model that includes subjective assumptions, which are set forth in and discussed in more detail in the footnotes to the financial statement for the Company contained herein. The awards for which expense is shown in this table include the awards described in the Grants of Plan-Based Awards table below as well as awards made in prior years.

(2)	Executive officers are eligible for non-equity incentive compensation in the form of cash awards that are based upon achievement of Company and/or business unit performance goals in accordance with our Management Performance Incentive Plan. Cash bonuses under the Management Performance Incentive Plan are accrued in the year earned and paid in the following year. With the exception of Mr. Robinson, who was paid in December 2008, and Mr. Brennan, who was paid in January 2009, the amounts identified in this column were paid in February 2009 for 2008 performance. For a detailed description of our short-term non-equity incentive compensation, see “Compensation Discussion and Analysis—Short Term Non-Equity Incentive Compensation.”

(3)	John Hillen was appointed as the Chief Executive Officer on August 18, 2008. Mr. Hillen’s annual salary is $380,000. The figure in the table reflects the salary Mr. Hillen received from August 18, 2008 through December 31, 2008.

(4)	Jerry D. Robinson resigned from his position as Chief Executive Officer on August 15, 2008. Mr. Robinson’s annual salary for 2008 was $389,334. The figure in the table reflects the salary Mr. Robinson received from January 1, 2008 through August 15, 2008.

(5)	The other compensation that Mr. Robinson received in 2008 is comprised of the following: (i) a retention payment in the amount $535,000 made on February 9, 2008, (ii) the balance of the payments due to Mr. Robinson, as an optionholder in SFA prior to the SFA acquisition, in connection with the settlement of obligations to SFA optionholders from the escrow account established in relation to the purchase of SFA totaling $664,779, (iii) a severance payment pursuant to separation agreement in the amount of $129,778, (iv) payment for cancellation of options granted under the SFA Plan after the closing of the SFA acquisition, in the amount of $269,772, (v) a payment for unused accrued vacation balance in the amount of $18,344 and (vi) a gross-up payment for excess life insurance above $50,000 in the amount of $172.

(6)	In February 2009, Mr. Kissner received a discretionary bonus in the amount of $16,793.

(7)	The other compensation that Mr. Kissner received in 2008 is comprised of the following: (i) a retention payment in the amount of $25,500 made on February 9, 2008, (ii) the balance of the payments due to Mr. Kissner, as an optionholder in SFA prior to the SFA acquisition, in connection with the settlement of obligations to SFA optionholders from the escrow account established in relation to the purchase of SFA totaling $19,880, (iii) a payment for unused accrued vacation balance in the amount of $857 and (iv) a gross-up payment for excess life insurance above $50,000 in the amount of $60.

(8)	The other compensation that Mr. Mattingley received in 2008 is comprised of the following: (i) a retention payment in the amount of $112,500 made on February 9, 2008, (ii) the balance of the payments due to Mr. Mattingley, as an optionholder in SFA prior to the SFA acquisition, in connection with the settlement of obligations to SFA optionholders from the escrow account established in relation to the purchase of SFA totaling $353,731, (iii) a gross up payment for taxes due for personal use of company-provided vehicle in the amount of $2,849, (iv) the lease payments made on the company provided vehicle in the amount of $11,396 and (v) a gross-up payment for excess life insurance above $50,000 in the amount of $762.

(9)	In January 2009, Mr. Brennan received a discretionary bonus in the amount of $36,681.

(10)	Upon Mr. Brennan’s departure from the Company to join the Obama administration in January 2009, Mr. Brennan forfeited all of his outstanding option awards.

(11)	The other compensation that Mr. Brennan received in 2008 is comprised of the following: (i) a retention payment in the amount of $115,000 made on February 9, 2008, (ii) the balance of the payments due to Mr. Brennan, as an optionholder in SFA prior to the SFA acquisition, in connection with the settlement of obligations to SFA optionholders from the escrow account established in relation to the purchase of SFA totaling $59,641, (iii) a payment for excess vacation above 160 hours in the amount of $8,840 and (iv) a gross-up payment for excess life insurance above $50,000 in the amount of $138.

(12)	In February 2009, Mr. Corey received a discretionary bonus in the amount of $3,373.

(13)	The other compensation that Mr. Corey received in 2008 is comprised of the following: (i) a retention payment of $105,000 made on February 9, 2008, (ii) the balance of the payments due to Mr. Corey, as an optionholder in SFA prior to the SFA acquisition, in connection with the settlement of obligations to SFA optionholders from the escrow account established in relation to the purchase of SFA totaling $354,844 and (iii) a gross-up payment for excess life insurance above $50,000 in the amount of $90.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards to the named executive officers during 2008:

Name	Grant Date	Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards (per share)		Grant Date Fair Value of Option Awards(2)
		Threshold	Target	Stretch
John Hillen	—	$0	$182,400	$364,800	—	[—]	$	[—]	$53,131
Chief Executive Officer

Jerry D. Robinson	—	0	186,884	373,768	—	—		—	12,846
Former Chief Executive Officer

Kevin Kissner	—	0	42,635	85,270	—	—		—	—
Former Chief Financial Officer

Richard Mattingley	—	0	131,684	263,369	—	—		—	—
Senior Vice President

John O. Brennan	—	0	141,981	283,962	—	[—]		—	36,681
Former President The Analysis Corp.

Stephen Corey	—	0	128,804	257,608	—	[—]		—	3,373
Senior Vice President

(1)	Represents the amounts that could have been paid at threshold, target and stretch performance levels for 2008 under our Management Performance Incentive Plan. The “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table sets forth the actual amounts paid under our Management Performance Incentive Plan for 2008. For a detailed description of our short-term non-equity incentive compensation, see “Compensation Discussion and Analysis—Short Term Non-Equity Incentive Compensation.”

(2)	Represents the aggregate grant date fair value of all awards made in 2008 calculated in accordance with FAS 123R.

Outstanding Equity Awards at Year-End

The following table sets forth information concerning stock and stock option awards held by the named executive officers as of the end of fiscal year 2008:

Name	Number of Securities Underlying Unexercised Options		Option Exercise Price		Option Expiration Date
	Number Exercisable(1)	Number Unexercisable
John Hillen	—	[—]	$	[—]	8/18/2018
Chief Executive Officer

Jerry D. Robinson	—	—		—	—
Former Chief Executive Officer

Kevin Kissner	—	—		—	—
Former Chief Financial Officer

Richard Mattingley
Former Senior Vice President

John O. Brennan	[—]	[—]	$	[—]	2/9/2017
Former President The Analysis Corp.(2)

Stephen Corey	[—]	[—]	$	[—]	2/9/2017
Senior Vice President

(1)	The standard vesting schedule for all options granted is that one-quarter of each option grant vests upon each anniversary of the grant date until the grant is fully vested or vesting is accelerated based upon a designated change of control event.

(2)	Upon Mr. Brennan’s departure from the Company to join the Obama administration in January 2009, Mr. Brennan forfeited all outstanding option awards.

Option Exercises and Stock Vested

The named executive officers did not exercise any stock options in 2008, nor did any restricted stock awarded to any named executive officer vest in 2008. There were no stock options exercised by or vesting of stock awards made to the named executive officers during 2008. In connection with Mr. Robinson’s separation agreement, on August 15, 2008, we paid Mr. Robinson $269,772 in exchange for the cancellation of all of his outstanding options granted to him after the date of the SFA acquisition.

Pension Benefits and Non-Qualified Deferred Compensation

We do not have, and the named executive officers do not participate in, any pension or non-qualified deferred compensation plans. We do, however, maintain the GNA 401(k) Plan and TAC 401(k) Plan, as defined below, and our named executive officers are eligible to participate on the same terms as other eligible employees.

Executive Employment Contracts and Potential Payments upon Termination or Change in Control

Employment Agreements

Prior employment arrangements

On February 9, 2007, in connection with our acquisition of SFA, we entered into employment agreements with Mr. Jerry Robinson, our former Chief Executive Officer, Mr. Richard Mattingley, our former Senior Vice President of GDE, Mr. Stephen Corey, our current Senior Vice President of GMS, and Mr. John Brennan, the former President of TAC. The Board concluded that these agreements were necessary to secure the dedicated attention of executive officers whose personal positions were at risk and who might have had other opportunities readily available to them. They were intended to ensure the continuity of the leadership team within the Company.

These agreements each had a two-year term. All of the executives were notified in advance that their agreements would not automatically renew on February 9, 2009. Mr. Mattingley was planning to retire and Mr. Corey and Mr. Brennan were notified that they would be offered new employment agreements after February 9, 2009. Mr. Brennan resigned in January 2009 to accept a position in the Obama administration. Mr. Corey has entered into a new employment agreement as described below. Mr. Robinson reached an agreement with us to terminate his employment on August 15, 2008, which was prior to the expiration of his employment agreement. We entered into a separation agreement with Mr. Robinson, whereby he received severance equal to the amount of his base salary from August 16, 2008 through February 9, 2009. Mr. Robinson was also paid the balance of his retention bonus in the amount of $267,500, a pro-rated management performance incentive bonus (60% of eligible bonus) which equated to $186,884, and $269,772 in exchange for the cancellation of all of his outstanding options. In addition, Mr. Robinson was paid $5,000 to cover legal fees for the drafting and negotiation of his separation agreement and $5,000 for outplacement fees. As a result, as of February 9, 2009, all of the prior employment agreements were terminated.

Current employment arrangements

All current executive employment agreements have been entered into with GNA, our operating subsidiary.

The compensation committee considers executive employment agreements as important tools to align executive and stockholder interests and attract and retain senior executive talent. The executive employment agreements for Dr. Hillen and Mr. Allen include “change of control” and “termination” provisions that are designed to become effective only in the event of a change of control or other termination event. Under change of control circumstances, for example, it can be extremely important to secure the dedicated attention of our principal executive and financial officers whose personal positions are at risk and who may have other opportunities readily available to them.

By establishing compensation payable under various merger and acquisition scenarios, change of control provisions enable the executive to set aside personal financial and career objectives and focus on maximizing stockholder value. Moreover, these provisions help to minimize distractions such as the executive’s concern about what may happen to his or her position, and assist in maintaining the executive’s objective focus in analyzing opportunities that may arise for the benefit of the stockholders. Furthermore, change of control provisions are intended to ensure the continuity of a leadership team at a time when business continuity is of paramount concern. Without change of control provisions enabling executives to focus on important Company objectives within important time constraints, the Company may have a greater risk of losing key executives in times of uncertainty.

The compensation committee approved the payment and benefit levels in the executive employment agreements described below and determined such provisions to be generally consistent with those entered into by comparable companies, to be market competitive, and to reflect the consolidating nature of the government services industry. The material terms of the current executive employment agreements are described in more detail below.

The compensation committee expects to enter into an executive employment agreement with Ronald Jones, who is expected to be appointed our Executive Vice President, Corporate Development upon consummation of this offering. The terms of Mr. Ronald Jones’ agreement (other than base salary) are expected to be substantially similar to those of Dr. Hillen’s and Mr. Allen’s agreements.

Chief Executive Officer and Chief Financial Officer Employment Agreements

On August 18, 2008, we entered into an executive employment agreement with Dr. John Hillen, our President and Chief Executive Officer, and on May 18, 2009, we entered into an executive employment agreement with Mr. James Allen, our Executive Vice President and Chief Financial Officer. Each agreement provides for a one-year term and is automatically extended for additional one-year terms unless we provide written notice no later than six months prior to the end of the current term that we do not wish to extend the term of the agreement. Each executive may, at his discretion with or without “good reason,” terminate his employment with us by giving us at least 30 days written notice of his decision to terminate his employment.

Under each agreement, we may terminate the executive’s employment prior to expiration of the term for any of the following reasons: (i) as a result of his death or disability, (ii) for cause or (iii) without cause.

These agreements contain severance provisions that provide for payment of the following amounts to the executive upon the occurrence of: (i) termination by the Company without “cause” or (ii) termination by the executive for “good reason” following a change in control:

•	accrued and unpaid salary through the date of termination;

•	for Dr. Hillen, cash payments equal to 100% of his annual salary in effect immediately prior to the termination;

•	for Mr. Allen, cash payments equal to 50% of his annual salary in effect immediately prior to the termination; and

•

in the event of a termination within six months after the date of a definitive agreement for a “change of control” that is subsequently consummated, full vesting of the executive’s stock and stock option awards that have not yet become vested.

The cash severance shall be payable in equal installments, as and when executive’s base salary would have otherwise been payable.

In addition, Mr. Allen’s agreement provides that upon the closing of this offering, so long as it occurs before December 31, 2009, he will receive a grant of [—] shares of our common stock.

“Cause” is defined in each executive’s employment agreement as:

•

willfully failing to perform his duties hereunder in a material manner and such failure is not discontinued promptly after written notice to the executive thereof (which notice shall be signed by the Board or a designated officer of the Company and refer to a breach of the employment agreement);

•	being charged with or indicted for a felony or other crime casting doubt on the executive’s trustworthiness or integrity;

•	knowingly and/or materially breaching certain covenants of the agreement;

•	committing any act of dishonesty that is intended to result in personal enrichment of the executive at our expense; or

•	in bad faith, committing any act or omitting to take any action, to our material detriment.

“Change of Control” is defined in each executive’s employment agreement as having been deemed to occur if:

•

an individual, person, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust, foreign business organization or other entity, together with any affiliate of the foregoing (other than (i) the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (iii) GLOBAL or any affiliate thereof) (a “Person”) acquires (other than solely by reason of a repurchase of voting securities by the Company) more than 50% of the combined voting power of the Company’s then total outstanding voting securities;

•

there is consummated a merger or consolidation of the Company with any other corporation or other entity, other than (i) a merger or consolidation which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 25% of the combined voting power of the securities of the Company or such surviving entity or any direct or indirect parent thereof outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Company (meaning that such Person is entitled to the benefits of ownership although such Person does not have possession of or title to such securities) (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 50% or more of the combined voting power of the Company’s then outstanding securities; or

•

the stockholders of the Company approve a plan of complete liquidation or dissolution; provided, however, that in no event shall an initial public offering constitute a Change in Control for purposes of these agreements.

“Good Reason” is defined in each executive’s employment agreement as the occurrence, without the executive’s written consent, of any of the following circumstances unless such circumstances are fully corrected prior to the date of termination specified in the notice of termination given by the executive:

•	the assignment to the executive of any duties materially and adversely inconsistent with his position as set forth in the agreement including, but not limited to status, office or responsibilities;

•	a change in the executive’s reporting relationship such that he no longer reports directly to the Board;

•	a material breach by us of any provision of the agreement after receipt of written notice from the executive and failure by us to cure the breach within thirty (30) days; or

•

the relocation of the executive’s office as assigned to him by us to a location more than 50 miles from his office prior to the date of such relocation, except for travel reasonably required in the performance of the executive’s responsibilities.

Other Executive Employment Agreements

We also have entered into employment agreements with other executives, including Messrs. Corey, Drew, Herdman, Timothy Jones and Kissner. Each of these agreements provides for “at will” employment and does not have a term. Pursuant to these employment agreements, the executive can terminate his employment at any time by providing us four weeks notice. These employment agreements provide for six to nine months salary continuation as severance protection in the event the executive is terminated without cause. Each of Messrs. Corey, Herdman, Kissner and Timothy Jones’ agreements provides for six months salary continuation for termination without cause, while Mr. Drew’s agreement provides for nine months salary continuation.

“Cause” is defined in each executive’s employment agreement as:

•

a good faith finding by the President and Chief Executive Officer that the executive: (i) has been convicted of a felony; (ii) has been convicted of a misdemeanor (excluding traffic violations) to the extent such conviction could reasonably be considered to compromise our best interests or any of our subsidiaries or render the executive unfit or unable to perform his/her services and duties; (iii) has committed any other act or omission involving dishonesty, disloyalty or fraud with respect to us or any of our subsidiaries or any of our customers or suppliers, (iv) has engaged in illegal use of drugs or unauthorized use of alcohol in the workplace; or (v) has committed an act involving unlawful or disreputable conduct in the context of executive’s employment which is likely to be harmful to us or our reputation;

•

the continued failure by the executive to perform his duties in all material respects for us or any of our subsidiaries continuing for a period of 10 days following a written demand for such performance by the Chief Executive Officer or a designated official or a material breach by the executive of his obligations under his employment agreement continuing uncured (if curable) for a period of 10 days following written notice from the Chief Executive Officer or a designated official (other than any such failure or breach resulting from the executive’s incapacity due to physical or mental illness), which demand shall identify in reasonable detail the manner that the executive has not performed his duties or has breached his obligations (as applicable) and give the executive an opportunity to respond; provided, that, the foregoing shall not be construed to include the executive’s failure to achieve financial or operating objectives and goals established by the Board, President and Chief Executive Officer or a designated official; or

•

a good faith finding by the Board or the President and Chief Executive Officer or a designated official that the executive engaged in (i) misconduct materially injurious to us or any of our subsidiaries or our or any of our subsidiaries’ reputation or (ii) gross negligence or willful misconduct by the executive which has a material adverse effect on us or any of our subsidiaries.

Severance and Change of Control Payments

General

As described above, we currently have employment agreements with the following named executive officers: Dr. Hillen and Messrs. Kissner and Corey. The employment agreements, along with the individual equity compensation award agreements entered into pursuant to our SFA Plan that we will assume upon completion of this offering, contain provisions that, in some cases, provide for severance payments or accelerated vesting of unvested equity awards, as applicable. The amount of compensation payable to each named executive officer upon any termination is shown below. All estimates are based on an assumed termination date of December 31, 2008 and governed by the employment agreements then in place with the listed individuals. The actual payments due on terminations occurring on different dates could materially differ from the estimates in the table.

Termination by the Company without Cause

Name	Severance Amount		Early Vesting of Options and Stock Awards(1)	Other		Total
John Hillen	$380,000	(2)	[—]	[—]		[—]
Chief Executive Officer

Kevin Kissner	$155,477	(3)	[—]	$25,500	(4)	[—]
Former Chief Financial Officer

Stephen Corey	$467,292	(5)	[—]	$105,000	(6)	[—]
Senior Vice President

(1)	Represents the value of the stock and stock option awards held by the executive and unvested as of December 31, 2008. In the case of stock awards, the value of the unvested awards is the number of unvested shares multiplied by the initial public offering price of $[—] (assuming the mid-point of the price set forth on the cover page of this prospectus). In the event of stock option awards, the value of the unvested awards is the number of unvested shares multiplied by the difference between the initial public offering price of $[—] (assuming the mid-point of the price set forth on the cover page of this prospectus) and the exercise price for each such option award.

(2)	Represents a cash payment of 100% of base salary payable. If Dr. Hillen were to terminate his employment for Good Reason following a Change in Control, he would also be entitled to this severance payment.

(3)	Represents a cash payment equal to (i) six months of his base salary in effect upon termination, or $170,539 and (ii) a pro-rated bonus, however, since we are assuming a termination date of December 31, 2008, Mr. Kissner would be entitled to his full bonus, or $70,207.

(4)	Pursuant to his retention agreement, the Company was obligated to pay Mr. Kissner a total retention bonus of $51,000, payable in two equal installments on February 9, 2008 and February 9, 2009. Since we are assuming Mr. Kissner was terminated without cause on December 31, 2008, the Company must pay the remaining retention payment in the amount of $25,500 upon Mr. Kissner’s termination. If Mr. Kissner were to terminate his employment for Good Reason, he would also be entitled to this retention payment.

(5)	Represents a cash payment of 200% of base salary payable. Please note that Mr. Corey’s employment agreement provided that his severance payment be based on his base salary as of the effectiveness of the employment agreement, not as of the termination date. Mr. Corey’s base salary as of the effectiveness of the employment agreement was $233,646. If Mr. Corey were to terminate his employment for Good Reason following a Change in Control, he would also be entitled to this severance payment. Please also note that Mr. Corey and the Company entered into an executive employment agreement in April 2009 that supercedes the employment agreement in effect as of December 31, 2008. Under the new executive employment agreement. Mr. Corey’s severance payment equals (i) six months of base salary at the highest rate in the effect prior to the termination and (ii) pro-rated bonus.

(6)	Pursuant to his employment agreement, the Company was obligated to pay Mr. Corey a total retention bonus of $210,000, payable in two equal installments on February 9, 2008 and February 9, 2009. Since we are assuming Mr. Corey was terminated without cause on December 31, 2008, the Company must pay the remaining retention payment in the amount of $105,000 upon Mr. Corey’s termination.

During 2008, we also had employment agreements with Messrs. Robinson, Mattingley and Brennan. On August 15, 2008, we entered into a separation agreement with Mr. Robinson with respect to his resignation as our Chief Executive Officer. The terms of Mr. Robinson’s separation are described above under “—Prior Employment Agreements.” Messrs. Mattingley and Brennan did not receive any severance payments upon their termination of employment.

Employee Benefit Plans

401(k) Plans

GNA

We maintain a 401(k) savings plan that covers all eligible GNA employees, which we refer to as the GNA 401(k) Plan. The GNA 401(k) Plan allows eligible participants to reduce their current compensation by up to the statutorily prescribed limit and to have the amount of this reduction contributed to the GNA 401(k) Plan. We provide 100% matching funds for eligible participating employees, limited to the employee’s participation of up to 5% of earnings. Participants’ interests in Company matching contributions vest ratably over five years. Participants also become fully vested upon reaching age 55 with 5 years of vesting service, upon reaching age 59 1/ 2, permanent disability, or death.

TAC

We maintain a 401(k) savings plan that covers all eligible TAC employees, which we refer to as the TAC 401(k) Plan. The TAC 401(k) Plan allows eligible participants to reduce their current compensation by up to the statutorily prescribed limit and to have the amount of this reduction contributed to the TAC 401(k) Plan. We provide 100% matching funds for eligible participating employees, limited to the employee’s participation of up to 3% of earnings. Participants’ interests in Company matching contributions immediately vest. In addition, we also provide a year end discretionary match on profit sharing of 2% to all eligible employees which vests ratably over five years.

Profit Sharing Plan

We maintain a Profit Sharing Plan that covers eligible employees. We provide discretionary contributions annually, allocated on the basis of the ratio of each participant’s annual earnings to the aggregate of all participants’ total earnings, to eligible employees who meet the service requirement of 1000 hours for the allocation year. Participants’ interests in Company contributions vest ratably over five years. Participants also become fully vested in their interests upon reaching age 59 1/ 2, permanent disability or death. In the past, we have contributed a minimum 3% of earnings assuming profit goals are achieved.

2009 Performance Incentive Plan and SFA Inc. 2007 Stock Option Plan

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt the 2009 Performance Incentive Plan, which we refer to as the Plan. The Plan authorizes the issuance of options to purchase shares of common stock and the grant of bonus stock awards, restricted common stock awards, stock appreciation rights, deferred shares, performance shares and performance units. Stock options previously granted by GNA, under the SFA Inc. 2007 Stock Option Plan, which we refer to as the SFA Plan, will, prior to the effectiveness of the registration statement of which this prospectus is a part, be assumed under the Plan. Subject to adjustment of the number of shares and exercise price by reason of this assumption, an optionee will then be permitted to purchase stock of the Company in accordance with the terms of the option grant and the SFA Plan under which the option was originally granted. Except as discussed below, the terms of those assumed options are materially similar to the terms that will be applicable to options granted under the Plan.

Administration.    Sole authority for administration of the Plan is conferred upon the of the Board of Directors, and any Committee to which the Board of Directors, in its sole discretion, delegates all or any portion of its authority to administer the Plan (hereinafter, the “Administrator”). With respect to grants to officers and directors, any such Committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Exchange Act.

Eligibility.    All of our officers and employees, and those of our affiliates, are eligible to participate in the Plan. Our directors and other persons that provide consulting services to us and our affiliates are also eligible to participate in the Plan. The term “affiliates” is used in this summary to refer to any subsidiary, parent or other specified entity. The term “subsidiary” is used in this summary to refer to any corporation or other corporate entity (other than the Company) in an unbroken chain of corporate entities beginning with the Company if each of the corporations or other corporate entity (other than the last corporation in the unbroken chain) owns stock possessing at least 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain. The term “parent” is used in this summary to refer to any corporation or other corporate entity (other than the Company) in an unbroken chain of corporate entities ending with the Company if each of the corporations (other than the Company) owns stock possessing at least 50% of the total combined voting power of all classes of stock in one of the other corporate entities in such chain. The term “other specified entities” is used in this summary to refer to any corporate entity, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its affiliates, and any other entity in which the Company or any of its affiliates has a material equity interest and which is designated as an “affiliate” by resolution of the Administrator.

Maximum Shares and Award Limits.    Under the Plan, the maximum number of shares of common stock that may be subject to awards is [—]. The number of shares of common stock allocated to the Plan shall automatically increase at the beginning of each fiscal year by a number equal to the lesser of [—%] of the Company’s shares of outstanding common stock, [—] shares of common stock and an amount determined by the Administrator. No one participant may receive awards for more than [—] shares of common stock in any one calendar year. The maximum number of performance units that may be granted to a participant in any one calendar year is [—] for each full or fractional year included in the performance period for the award granted during the calendar year. These limitations, and the terms of outstanding awards, will be adjusted without the approval of our stockholders as the Administrator determines is appropriate in the event of a stock dividend, stock split, reclassification of stock or similar event. If an option terminates, expires or becomes un-exercisable, or shares of common stock subject to a stock award, grant of performance shares, grant of deferred shares or stock appreciation right are forfeited, the shares subject to such option, stock award, grant of performance shares, grant of deferred shares or stock appreciation right are available under the first sentence of this paragraph for future awards under the Plan. In addition, shares that are issued under any type of award under the Plan and that are repurchased or reacquired by us at the lesser of fair market value and the original purchase price for such shares are also available under the first sentence of this paragraph for future awards under the Plan.

Stock Options.    The Plan provides for the grant of both options intended to qualify as incentive stock options under Section 422 of the Code and options not intended to so qualify. Options intended to qualify as incentive stock options may be granted only to persons who are employees or employees of subsidiaries that are treated as corporations for federal income tax purposes. No participant may be granted incentive stock options that are exercisable for the first time in any calendar year for common stock having a total fair market value (determined as of the option grant) in excess of $100,000.

The Administrator will select the participants who are granted options and, consistent with the terms of the Plan, will prescribe the terms of each option, including the vesting rules for such option. The option exercise price for options intended to qualify as incentive stock options cannot be less than the common stock’s fair market value on the date the option is granted, and in the event a participant is deemed to be a 10% owner of the Company or one of our subsidiaries, the exercise price of an incentive stock option cannot be less than 110% of the common stock’s fair market value on the date the option is granted. The option exercise price for non-qualified stock options (not intended to qualify as incentive stock options) cannot be less than the common stock’s fair market value on the date the option is granted. The Plan prohibits repricing of an outstanding option, and therefore, the Administrator may not, without the consent of the stockholders, lower the exercise price of an outstanding option. This limitation does not, however, prevent adjustments resulting from stock dividends, stock splits, reclassifications of stock or similar events. Generally, the option price may be paid in cash, cash equivalents acceptable to the Administrator, shares of common stock held for at least 6 months prior to the date of exercise, payment through a broker-dealer sale and remittance procedure, a combination of cash and shares of common stock, or pursuant to any other method acceptable to the Administrator. Options may be exercised in accordance with requirements set by the Administrator. The maximum period in which an option may be exercised will be fixed by the Administrator, provided that (a) in order for options to qualify as incentive stock options, the maximum period cannot exceed ten years, and (b) in the event a participant is deemed to be a 10% owner of the Company or one of our corporate affiliates, the maximum period for an incentive stock option granted to such participant cannot exceed five years. Options generally will be nontransferable except in the event of the participant’s death, but the Administrator may allow the transfer of non-qualified stock options.

Unless provided otherwise in a participant’s stock option agreement and subject to the maximum exercise period for the option, an option generally will cease to be exercisable upon the earlier of three months following the participant’s termination of service with us or our affiliate or the expiration date under the terms of the participant’s stock option agreement. The right to exercise an option will expire immediately upon the participant’s termination of service with us if the termination is for cause or is a voluntary termination any time after an event that would be grounds for termination for cause. Upon death or disability, the option exercise period is extended to the earlier of one year from the participant’s termination of service or the expiration date under the terms of the participant’s stock option agreement.

Stock Awards and Performance Based Compensation.    The Administrator also will select the participants who are granted bonus or restricted common stock awards and, consistent with the terms of the Plan, will establish the terms of each bonus or restricted common stock award. A bonus or restricted common stock award may be subject to payment by the participant of a purchase price for the shares of common stock subject to the award, and may be subject to vesting requirements or transfer restrictions or both, if so provided by the Administrator. Those requirements may include, for example, a requirement that the participant complete a specified period of employment with the Company or its affiliate or the achievement of certain performance objectives. Any such performance objectives may be based on the individual performance of the participant, our performance or the performance of our affiliates, subsidiaries, divisions, departments or functions in which the participant is employed or has responsibility. In the case of a performance objective for an award intended to qualify as “performance based compensation” under Section 162(m), the performance objectives are limited to specified levels of and increases in our or a business unit’s revenue; return on equity; total earnings; earnings per share; earnings growth; return on capital; return on assets; economic value added; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; revenue; funded backlog; gross margin return on investment; increase in the fair market value of the shares (including but not limited to growth measures and total stockholder return); net operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investments (which equals net cash flow divided by total capital); internal rate of return; increase in net present value or expense targets, with each such performance objective determined in accordance with and subject to such requirements set forth in the terms of award. A transfer of the shares of common stock subject to a restricted common stock award normally will be restricted prior to vesting.

Stock Appreciation Rights.    The Administrator also will select the participants who receive stock appreciation rights under the Plan. A stock appreciation right entitles the participant to receive a payment of up to the amount by which the fair market value of a share of common stock on the date of exercise exceeds the base value for a share of common stock as established by the Administrator at the time of grant of the award. A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the Administrator. A stock appreciation right may be granted either alone or in tandem with other awards under the Plan. The amount payable upon the exercise of a stock appreciation right may be settled in cash or by the issuance of shares of common stock.

Deferred Shares.    The Plan also authorizes the grant of deferred shares, i.e., the right to receive a future delivery of shares of common stock, if certain conditions are met. The Administrator will select the participants who are granted awards of deferred shares and will establish the terms of each grant. The conditions established for earning the grant of deferred shares may include, for example, a requirement that certain performance objectives, such as those described above, be achieved.

Performance Shares and Performance Units.    The Plan also permits the grant of performance shares and performance units to participants selected by the Administrator. A performance share is an award designated in a specified number of shares of common stock that is payable in whole or in part, if and to the extent certain performance objectives are achieved. A performance unit is a cash bonus equal to $1.00 per unit awarded that is payable in whole or in part, if and to the extent certain performance objectives are achieved. The performance objectives will be prescribed by the Administrator for grants intended to qualify as “performance based compensation” under Section 162(m) and will be stated with reference to the performance objectives described above. A grant of performance units may be settled by payment of cash, shares of common stock or a combination of cash and shares and may grant to the participant or reserve to the administrator the right to elect among these alternatives.

Change in Capitalization.    The number of shares of common stock covered by outstanding awards, the number of shares of common stock that have been authorized for issuance under the Plan, the exercise or purchase price of each outstanding award, the maximum number of shares of common stock and performance units that may be granted subject to awards to any participant in a calendar year, and the like, shall be proportionally adjusted by the administrator in the event of a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the common stock outstanding without receiving consideration therefore in money, services or property; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive.

The exercise price for outstanding options granted under the Subsidiary Plan may be adjusted in the event that either debt is incurred for borrowed money or mandatorily redeemable preferred stock or similar equity instrument is issued and in either case the proceeds of which are to be used to fund a dividend or other distribution to stockholders.

Merger, Consolidation or Asset Sale.    If the Company is merged or consolidated with another entity or sells or otherwise disposes of substantially all of its assets to another company, all outstanding awards shall terminate. However, all such awards shall not terminate to the extent the contractual obligations represented by the award are assumed by the successor entity.

Amendment and Termination.    No awards may be granted under the Plan after [—], which is the tenth anniversary of the date on which the Plan was initially adopted. The Board of Directors may amend or terminate the Plan at any time, but an amendment will not become effective without the approval of our stockholders if it increases the aggregate number of shares of common stock that may be issued under the Plan, changes the class of employees eligible to receive incentive stock options or stockholder approval is required by any applicable law, regulation or rule, including any rule of The Nasdaq Global Market. No amendment or termination shall, without a participant’s consent, adversely affect any rights of such participant under any award outstanding at the time such amendment is made; provided, however, that an amendment that may cause an incentive stock option to become a nonqualified stock option shall not be treated as adversely affecting the rights of the participant.

Federal Income Tax Aspects of the 2009 Performance Incentive Plan

The following is a brief summary of the federal income tax aspects of awards that may be made under the Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. The tax consequences of awards under the Plan depend upon the type of award.

Incentive Stock Options.    The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the stock until more than one year after the receipt of the stock and two years after the option was granted, then, upon sale or disposition of the stock, the difference between the exercise price and the market value of the stock as of the date of exercise will be treated as a capital gain, and not ordinary income. If a recipient fails to hold the stock for the minimum required time, at the time of the disposition of the stock, the recipient will recognize ordinary income in the year of disposition in an amount equal any excess of the market value of the common stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. The Company will not receive a tax deduction for incentive stock options which are taxed to a recipient as capital gains; however, the Company will receive a tax deduction if the sale of the stock does not qualify for capital gains tax treatment.

Nonqualified Stock Options.    The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option, provided that the option is granted with an exercise price no less than the fair market value of the stock on the date of grant. Federal income taxes are generally due from a recipient of nonqualified stock options when the stock options are exercised. The difference between the exercise price of the option and the fair market value of the stock purchased on such date is taxed as ordinary income. Thereafter, the tax basis for the acquired stock is equal to the amount paid for the stock plus the amount of ordinary income recognized by the recipient. The Company will take a tax deduction equal to the amount of ordinary income realized by the option recipient by reason of the exercise of the option.

Other Awards.    The payment of other awards under the Plan will generally be treated as ordinary compensation income at the time of payment or, in the case of restricted common stock subject to a vesting requirement, at the time substantial vesting occurs. A recipient who receives bonus or restricted shares which are not substantially vested, may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares. The amount of ordinary compensation income is equal to the amount of any cash and the amount by which the then fair market value of any common stock received by the participant exceeds the purchase price, if any, paid by the participant. Subject to the application of Section 162(m), the Company will receive a tax deduction for the amount of the compensation income.

Section 162(m).    Section 162(m) of the Code renders non-deductible to the Company certain compensation in excess of $1,000,000 in any year to certain executive officers of the Company unless such excess is “performance-based compensation” (as defined in the Code) or is otherwise exempt from Section 162(m). Pursuant to applicable regulations, Section 162(m) will not apply to compensation paid or stock options, stock appreciation rights or restricted stock granted under the plan during the reliance transition period ending on the earlier of the date the plan is materially modified or the first meeting at which directors are elected during 2013.

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders
Equity compensation plans not approved by securityholders
Total

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of October [—], 2009 regarding the beneficial ownership of our common stock by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our executive officers named in the Summary Compensation Table;

•	each of our stockholders selling shares in this offering;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options that are currently exercisable or exercisable within 60 days of October [—], 2009 are deemed issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other stockholder.

Percentage of beneficial ownership is based on [—] shares of common stock outstanding as of October [—], 2009, after giving effect to:

•	a [—]-for-[—] stock split of our common stock;

•

our assumption of all options previously granted pursuant to the SFA Plan and appropriate adjustments to the number of shares of common stock underlying such options as well as the exercise price of such options;

•

the redemption by Contego Systems LLC of all of Ronald Jones’ membership interests in Contego Systems LLC, representing a 12% economic interest in Contego Systems LLC, in exchange for a number of shares of our common stock owned by Contego Systems LLC with equal value; and

•	the issuance of [—] shares of common stock to James Allen, our Executive Vice President and Chief Financial Officer, upon the closing of this offering.

Unless otherwise indicated to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each listed stockholder is c/o Global Defense Technology & Systems, Inc., 1501 Farm Credit Drive, Suite 2300, McLean, Virginia 22102-5011.

Name of Beneficial Owner	Number of Shares Beneficially Owned					Percentage of Shares Outstanding
	Before Offering	Shares Being Offered	Shares Being Offered in Overallotment	After Offering Assuming No Exercise of Overallotment Option	After Offering Assuming Full Exercise of Overallotment Option	Before Offering	After Offering Assuming No Exercise of Overallotment Option	After Offering Assuming Full Exercise of Overallotment Option
A. Damian Perl(1) Global Strategies Group Holding, S.A.(1) Kende Holding kft(1) Contego Systems LLC(1)	[—]	[—]	[—]	[—]	[—]	88.0%	[—]	[—]
Ronald C. Jones(2)	[—]	[—]	[—]	[—]	[—]	12.0%	[—]	[—]
John Hillen(3)	[—]	[—]	[—]	[—]	[—]	0.6%	[—]	[—]
Jerry D. Robinson(4)	—	—	—	—	—	—%	—	—
Kevin Kissner	[—]	[—]	[—]	[—]	[—]	—%	[—]	[—]
Richard Mattingley(5)	—	—	—	—	—	—%	—	—
John O. Brennan(6)	—	—	—	—	—	—%	—	—
Stephen Corey(7)	[—]	[—]	[—]	[—]	[—]	0.8%	[—]	[—]
Jacques S. Gansler(8)	[—]	[—]	[—]	[—]	[—]	*	[—]	[—]
Thomas R. Wilson(9)	[—]	[—]	[—]	[—]	[—]	*	[—]	[—]
John J. Devine(10)	[—]	[—]	[—]	[—]	[—]	*	[—]	[—]
All of our directors and executive officers as a group (12 persons)	[—]	[—]	[—]	[—]	[—]	100%	[—]	[—]

*	Less than 1%

(1)	Contego Systems LLC is wholly owned and managed by Kende. Kende is 99.98% owned and controlled by GLOBAL. GLOBAL is controlled by Damian Perl, one of our directors. Mr. Perl may be deemed to have sole voting and investment power over the shares held by Contego Systems LLC. Mr. Perl disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. See “Prospectus Summary—Our History and Organizational Structure” for a discussion of the manner in which GLOBAL acquired its ownership of us.

(2)	Immediately prior to this offering, Contego Systems, LLC will redeem all of the membership interests in Contego Systems, LLC owned by Ronald Jones, in exchange for shares of our common stock owned by Contego Systems, LLC of equal value.

(3)	Consists of [—] shares of our common stock subject to options exercisable within 60 days of October [—], 2009.

(4)	Resigned as Chief Executive Officer in August 2008.

(5)	Resigned as Senior Vice President in February 2009.

(6)	Resigned as President of TAC in January 2009.

(7)	Consists of [—] shares of our common stock subject to options exercisable within 60 days of October [—], 2009.

(8)	Consists of [—] shares of our common stock subject to options exercisable within 60 days of October [—], 2009.

(9)	Consists of [—] shares of our common stock subject to options exercisable within 60 days of October [—], 2009.

(10)	Consists of [—] shares of our common stock subject to options exercisable within 60 days of October [—], 2009.

RELATED PARTY TRANSACTIONS

Transactions with GLOBAL Entities

Debt Transactions

In 2008 and during the first six months of 2009, various borrowings were outstanding between us and GLOBAL and its affiliates. With respect to all such debt, we expect that all amounts outstanding will be repaid with the net proceeds of this offering.

Interest bearing loans payable to GLOBAL and its affiliates

Through our subsidiary, we entered into a demand note agreement with Kende, an entity controlled by GLOBAL, in the amount of $26.0 million at a fixed rate of 8% per annum in order to fund part of the purchase price of SFA. As of June 30, 2009, the balance payable to Kende was $15.5 million.

In addition, the Company has two demand notes payable to Kende and Global Strategies Group (Hong Kong) Ltd, which we refer to as Global Hong Kong, an entity controlled by GLOBAL, in the amounts of $0.5 million and $0.4 million, respectively. Interest on the affiliate loans accrues quarterly based on LIBOR plus a margin of 2.5% determined as of the beginning of each calendar quarter. As of June 30, 2009, the balance payable to Kende and Global Hong Kong was $0.5 million and $0.4 million, respectively.

Debt of Global Strategies Group (Integrated Security) Inc. to GNA

During the first quarter of 2009, Global Strategies Group (Integrated Security) Inc., which we refer to as GIS, an entity controlled by GLOBAL, borrowed $3.0 million from our subsidiary, GNA. As of June 30, 2009, the amount outstanding with respect to this loan was $0.8 million. This amount was repaid in full by GIS to GNA in August 2009.

Other debt to GLOBAL and its affiliates

GLOBAL Defense Technology received periodic advances from GLOBAL and its affiliates for limited holding company expenses. The balances payable for these advances as of June 30, 2009 was $0.5 million.

Management and Other Services

For the six months ended June 30, 2009, we paid a management fee of $1.1 million, pursuant to a management services agreement, to GSG Holding (United Kingdom) Limited, an affiliate of GLOBAL. Upon the consummation of this offering, the management services agreement will be terminated and thus we will no longer incur this expense on a going-forward basis.

GNA provided payroll services to GIS for a minimal charge and advanced payroll related funds on behalf of GIS. As of June 30, 2009, GIS owed $0.5 million to GNA.

Contracting Relationships

Subcontracting and support services provided to GIS by GNA

In 2008, we entered into a subcontracting agreement with GIS, pursuant to which we provide command and control and intelligence services to GIS. The agreement expires on December 12, 2009. The total subcontract has a value of $2.9 million. Revenue for all services to GIS for the year ended December 31, 2008 and for the six months ended June 30, 2009 were $70,000 and $670,000, respectively.

Subcontracting services provided to Global Strategies Group (Middle East) FZE by GNA

During 2008 and for the six months ended June 30, 2009, GNA provided sales, support and consulting services to Global Strategies Group (Middle East) FZE, which we refer to as GAE, an entity controlled by GLOBAL. Revenue for subcontracting services to GAE for the year ended December 31, 2008 and for the six months ended June 30, 2009 were $0.3 million and $0.5 million, respectively.

On June 24, 2009, GNA entered into a preferred supplier services framework agreement with GAE. Under the agreement, we have granted GAE a right of first refusal to perform on any subcontracts where GNA is the prime contractor for services related to defense and security, as set forth in the agreement, performed outside of the United States. To date, no subcontracting agreements have been entered into pursuant to this agreement.

Trademark License

We have entered into a trademark license agreement, dated September 29, 2009, with GLOBAL, whereby, we have been granted a non-exclusive worldwide license to use the GLOBAL name and logo. We will pay royalties of $1 to GLOBAL in relation to our use of the GLOBAL name and logo. The agreement can be terminated by GLOBAL upon 12 months prior written notice.

Redemption Agreement

Ronald C. Jones, a director and, immediately prior to the effectiveness of this offering, our Executive Vice President, Corporate Development, has entered into a redemption agreement, dated September 3, 2009, with Kende, Contego Systems LLC and us. Pursuant to the terms of the agreement, immediately prior to this offering, Kende will cause Contego Systems LLC to redeem all of Ronald Jones’ membership interests in Contego Systems LLC, representing a 12% ownership interest in Contego Systems LLC in exchange for a number of shares of our common stock of equal value. Following such redemption, Ronald Jones will participate in this offering on a pro rata basis with Contego Systems LLC, provided that Ronald Jones shall sell or dispose of at least 50% of the common stock held by him in this offering.

Registration Rights

Contego Systems LLC and Ronald C. Jones have registration rights with respect to the shares of our common stock that they hold. For a description of the registration rights, see “Description of Capital Stock –Registration Rights.”

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of [—] shares of common stock, $0.01 par value per share, consisting of [—] shares of common stock, par value $0.01 per share, and [—] shares of preferred stock, par value $0.01 per share. Immediately following this offering, [—] shares of our common stock and no shares of preferred stock will be issued and outstanding. As of October [—], 2009, Contego Systems LLC and Ronald C. Jones were the only holders of record of shares of our common stock.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such series of preferred stock may have class or series voting rights.

Registration Rights

According to the terms of our Registration Rights Agreement, Contego Systems LLC is entitled to demand, piggyback and shelf registration rights and Ronald Jones is entitled to piggyback registration rights. The stockholders who are a party to the Registration Rights Agreement will hold an aggregate of [—] shares of our common stock upon completion of this offering. See also “Related Party Transactions –Registration Rights.”

Demand Registration Rights

At any time following 180 days after the date of this prospectus, Contego Systems LLC has the right to require that we register all or a portion, but not less than 20%, of the aggregate number of shares of common stock held by Contego Systems LLC. We are not required to effect more than three demand registrations requested by Contego Systems LLC, or effect more than one in any twelve-month period. Ronald Jones may also include a ratable portion of his shares in any such registration demanded by Contego Systems LLC. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale after this offering, Contego Systems LLC and Ronald Jones have the right to include their shares of common stock in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these piggyback registration rights.

Shelf Registration Rights

At any time following 180 days after the date of this prospectus, Contego Systems LLC has the right to require that we register all or a portion of their shares of common stock on Form S-3 if we are eligible to file a registration statement on that form and the expected gross proceeds of such offering are at least $2,000,000. Ronald Jones may also include his shares in any such registration. We must pay all expenses, except for underwriters’ discounts and commissions, for all registrations on Form S-3.

Nasdaq

We will apply for listing of our common stock on the Nasdaq Global Market under the symbol “GTEC.”

Certain Anti-Takeover Provisions of our Charter and Bylaws and the Delaware Law

Provisions of our certificate of incorporation and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws provide that special meetings of the stockholders may be called only upon the request of the holders having a majority of the voting power of all of our outstanding common stock or upon request of the Board of Directors, Chief Executive Officer or Secretary.

Our bylaws establish advance notice procedures with respect to stockholder proposals for meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled by a vote of a majority of the directors then in office or a remaining sole director or our stockholders, as to which a plurality of the votes of the shares entitled to vote on the election of a director and voted in favor thereof, shall be required. Our bylaws preclude the conduct of certain business at a meeting if the rules and regulations set forth in the bylaws are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the Delaware General Corporation Law, or the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise.

Certain Other Provisions of our Charter and Bylaws and the Delaware Law

Board of Directors

Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board.

Business Combinations under Delaware Law

Our certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts that are not approved by a company’s board of directors. Our decision to opt out of Section 203 of the DGCL provides us greater flexibility in engaging in business combinations with interested stockholders and increases the potential for success of a hostile merger or other takeover or change of control transaction that is not approved by our board of directors.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. Our bylaws also require us to pay, to the fullest extent not prohibited by law, all expenses incurred by an officer or director in defending himself against any proceeding by reason of the fact that such officer or director is our legal representative. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of [—], 2009, upon the completion of this offering, [—] shares of common stock will be outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately [— ] shares immediately after this offering, based on the number of shares of common stock outstanding as of [—], 2009; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of our directors, officers and stockholders have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of the underwriter for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under “Underwriting.”

Stock Options

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2009 Performance Incentive Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Employee Benefit Plans.”

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. In addition, this discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former U.S. citizens or residents, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that, except as specifically set forth below, own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is neither a “U.S. holder” nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. holder is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of our common stock, the U.S. federal income tax treatment of a partner (or owner) will generally depends upon the status of the partner (or owner) and the activities of the partnership (or other pass-through entity). Partnerships (or other pass-through entities) that are beneficial owners of our common stock (and partners or owners in such entities) should consult their tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.

Distributions on Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalties of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty, (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable U.S. Treasury Regulations, or (c) in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by a non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the U.S.), other documentary evidence establishing such holder’s entitlement to the lower treaty rate in accordance with applicable U.S. Treasury Regulations. Non-U.S. holders that qualify for a reduced treaty rate on dividends, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the procedures for claiming the benefits on such tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from withholding.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in generally the same manner as if such holder were a resident of the U.S.. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty or that any dividends are effectively connected with the conduct of a non-U.S. holder’s U.S. trade or business generally will be required to satisfy applicable certification and other requirements prior to the distribution date and any IRS Forms (e.g., W-8BEN, W-8ECI) required to be provided by the non-U.S. holder may be required to be periodically updated.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.;

•

the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days during the taxable year of the disposition, and certain other requirements are met, and is not eligible for relief under an applicable income tax treaty; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. However, even if we are or later become a USRPHC, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Internal Revenue Code and the applicable U.S. Treasury Regulations, such common stock will be treated as a U.S. real property interest only if you actually or constructively owned more than 5% of such regularly traded common stock at any time during the applicable period. If we are or were to become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or, if our common stock were not considered to be “regularly traded on an established securities market,” any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business (except for purposes of the branch profits tax) and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates in generally the same manner as if the non-U.S. holder was a U.S. person. In such case, the non-U.S. holder would be subject to withholding on the gross proceeds realized with respect to the sale or other disposition of our common stock, and any amount withheld in excess of the tax owed as determined in accordance with the preceding sentence may be refundable if the required information is timely furnished to the IRS.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions, regardless of whether withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, and additional information reporting, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder to or through the U.S. office of any broker (U.S. or non-U.S.) generally will be subject to information reporting and possible backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain enumerated connections with the U.S. In general, the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is a foreign person that has certain enumerated connections with the United States or is a U.S. person will be subject to information reporting (but not backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no knowledge to the contrary. Holders of common stock are urged to consult their tax advisors on the application of information reporting and backup withholding in light of their particular circumstances. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

We, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares
Cowen and Company, LLC	[—]
Other Underwriters	[—]
Total	[—]

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below.

We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares.    The selling stockholders have granted an option to the underwriters to purchase up to [—] additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby.

Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $[—] and are payable by us.

Total
	Per Share	Without Overallotment	With Overallotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

The underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $[—] per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $[—] per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information.    Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied for the listing of our common stock on The Nasdaq Global Market under the symbol “GTEC.”

Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, covering transactions and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•

Covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.    In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution.

A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements.    Pursuant to certain “lock-up” agreements, we and our executive officers, directors and our stockholder, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC, for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants (c) issue securities in connection with acquisitions or similar transactions, or (d) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) participate in tenders involving the acquisition of a majority of our stock, (b) participate in transfers or exchanges involving common stock or securities convertible into common stock or (c) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Directed Share Program.    At our request, the underwriters have reserved up to [—] shares of our common stock for sale, at the initial public offering price, through a directed share program to members of our management and our employees and directors. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced to the extent the reserved shares are purchased in the directed share program. Any reserved shares of common stock not purchased through the directed share program will be offered to the general public on the same basis as the other common stock offered hereby.

Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriters, and should not be relied upon by investors.

Other Relationships.    The underwriters and their affiliates may in the future provide various investment banking and other financial services for us and our affiliates for which they may in the future receive, customary fees.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP. The underwriters are being represented in connection with this offering by DLA Piper LLP (US), New York, New York.

EXPERTS

The consolidated financial statements of Global Defense Technology & Systems, Inc. (Successor or the Company) at December 31, 2008 and 2007 and for the year ended December 31, 2008 and the period from February 9, 2007 through December 31, 2007, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Global Defense Technology & Systems, Inc. (formerly SFA, Inc. or Predecessor) for the period from April 1, 2006 through February 8, 2007, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement or the exhibits and schedules filed therewith. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operations of the public reference facilities.

Upon the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements, and other information at the SEC’s public reference room, and the website of the SEC referred to above.

We will make our SEC filings are available to the public at no cost over the Internet at www.globalgroup.us.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the SEC. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Global Defense Technology & Systems, Inc.

1501 Farm Credit Drive, Suite 2300

McLean, Virginia 22102-5011

Attention: Investor Relations

(703) 738-2840

RELEVANT INDUSTRY TERMS

“Austere Environment” means a location characterized by undeveloped or non-existent infrastructure.

“Capabilities Maturity Model Integration” (CMMI) means a process improvement approach that provides organizations with the essential elements of effective processes. It can be used to guide process improvement across a project, a division, or an entire organization.

“Chemical Protected Deployable Medical Unit” (CPDEPMED) means a protective shelter for combat support hospitals to allow medical operations in nuclear, biological and chemical threat environments.

“Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance” (C4ISR) means systems, procedures and techniques used to collect and disseminate information. It includes intelligence collection and dissemination networks, command and control networks and systems that provide the common operational/tactical picture. It also includes information assurance products and services, as well as communications standards that support the secure exchange of information by C4ISR systems.

“Commercial Off-The-Shelf” means software or hardware, generally technology or computer products, that is ready-made and available for sale, lease, or license to the general public.

“Competitive Bidding Process” means procurement method in which bids from competing contractors, suppliers or vendors are invited by openly advertising the scope, specifications and terms and conditions of the proposed contract as well as the criteria by which the bids will be evaluated. Competitive bidding aims at obtaining goods and services at the lowest prices by stimulating competition and by preventing favoritism.

“Compound Annual Growth Rate” (CAGR) means the year over year growth rate of an investment over a specified period of time calculated by taking the nth root of the total percentage growth rate, where n is the number of years in the period being considered.

“Contract Ceiling” means a sum established during contract negotiations, beyond which the principal or client has no obligation to pay.

“Contract Mix” means the combination of fixed-price, time-and-materials and cost-plus contracts held by us.

“Cost Accounting Standards” means the set of 19 standards and rules promulgated by the U.S. Government for use in determining costs on negotiated procurements.

“Cost Overruns” means the excess of cost over budget.

“Cost Plus Contracts” means a contract that provides for a payment consisting of a base amount fixed at inception of the contract along with an award amount that is based upon a judgmental evaluation by the U.S. Government.

“Cost Principles” means an accounting concept that goods and services purchased should be recorded at their historical cost and not at their current market value.

“Defense Contract Audit Agency” (DCAA) means the agency responsible for performing all contract audits for the Department of Defense, and providing accounting and financial advisory services regarding contracts and subcontracts to all offices of the Department of Defense responsible for procurement and contract administration.

“Delivery Orders” means a supply contract that specifies a minimum and maximum quantity during the contract period, but not a schedule of delivery.

“Department of Defense” (DoD) means the cabinet level agency of the U.S. government responsible for the defense and military operations of the U.S.

“Expeditionary Deployment” means a military operation conducted by an armed force to accomplish a specific objective in a foreign country.

“False Claims Act” means the U.S. federal law 31 U.S.C. §3729-3733 under which persons not affiliated with the government may file actions against federal contractors claiming fraud against the government.

“Federal Acquisition Regulation” (FAR) means the principal set of rules in the Federal Acquisition Regulation System governing the acquisition process by which the U.S. government acquires goods and services, codified in Title 48 of the U.S. Code of Federal Regulations.

“Fiscal Year” means the fiscal year of the U.S. government, beginning on October 1 of the previous year and ending on September 30 of the year with which it is numbered.

“Fixed-Price Contract” means a contract providing for a price that is not subject to any adjustment on the basis of the contractor’s cost experience in performing the contract.

“Foreign Ownership Control and Influence” (FOCI) means the use of information regarding ownership, control, or influence of contractors to decide eligibility for facility clearances.

“Funded Backlog” means the portion of our backlog for which funding currently is appropriated and obligated to us under a signed contract or task order by the purchasing agency, or otherwise authorized for payment to us by a customer upon completion of a specified portion of work less the amount of revenue we have previously recognized under the contract. Funded backlog does not include the full potential value of our contracts, because the Congress often appropriates funds to be used by an agency for a particular program or contract only on a yearly or quarterly basis, even though the contract may call for performance over a number of years.

“Government-Wide Acquisition Contract” (GWAC) means task order or delivery order contracts for Information Technology (IT) established by one agency for government wide use, as defined in part 2 of the Federal Acquisition Regulation.

“High Assurance Guard” (HAG) means a multi-level computer device used to communicate between different security domains.

“Indefinite Delivery/Indefinite Quantity” (ID/IQ) means a contract that provides for an indefinite quantity of services during a fixed period of time, used when agencies cannot predetermine, above a specified minimum, the precise quantities of supplies or services that the Government will require during the contract period.

“Information Technology” means the study, design, development, implementation, support or management of computer-based information systems, particularly software applications and computer hardware.

“Intelligence Community” means a group of government agencies and organizations that carry out intelligence activities for the U.S. government. Headed by the Director of the Central Intelligence Agency, the Intelligence Community is comprised of the following agencies and organizations: Central Intelligence Agency, the Defense Intelligence Agency, the Bureau of Intelligence and Research (State Department), the National Security Agency, the National Imagery and Mapping Agency, the military services’ intelligence staffs and centers and other organizations within the Departments of Defense, Treasury, Justice and Energy.

“ISR” means intelligence, surveillance and reconnaissance.

“Maritime Domain Awareness” means the effective understanding of anything associated with the maritime domain that could impact the security, safety, economy, or environment.

“MODENT” means a mobile dental system.

“National Guard” means the U.S. military reserves recruited by the states and equipped by the federal government; subject to call by either.

“Overseas Contingency Operations” (OCO) means an overseas military operation that (A) is designated by the Secretary of Defense as an operation in which members of the armed forces are or may become involved in military actions, operations, or hostilities against an enemy of the United States or against an opposing military force; or (B) results in the call or order to, or retention on, active duty of members of the uniformed services during a war or during a national emergency declared by the President or Congress.

“Prime Contractor” means an individual or business that has entered into a prime contract with the U.S. or any individual or business that holds, or has held, a government contract subject to E.O. 11246.

“Procurement” means the acquisition of goods and/or services at the best possible total cost of ownership, in the right quality and quantity, at the right time, in the right place and from the right source for the direct benefit or use of corporations, individuals, or the U.S. government, generally via a contract.

“Quadrennial Defense Review” (QDR) means the Congressionally mandated study by the U.S. Department of Defense, conducted every four years, that analyzes strategic objectives and potential military threats, conducted most recently in 2006.

“Quality Assurance/Quality Control” (QA/QC) means the planned and systematic production processes that provide confidence in a product’s suitability for its intended purpose.

“Recompete” means competitively awarded contracts on which the Company is the incumbent.

“Research and Development” means creative work undertaken on a systematic basis in order to increase the stock of knowledge used to devise new applications and inventions.

“Security Clearances” means a status granted to individuals allowing them access to classified information.

“Sensitive Compartmented Information Facilities” (SCIF) means an enclosed area within a building that is used to process sensitive compartmented classified information (SCI).

“Set-Aside Program” means federal programs requiring that a certain percentage of government funds and contracts be reserved for businesses owned by women and members of minority groups.

“Small Business Administration” (SBA) means the agency of the U.S. government, created in 1953, responsible for aiding, counseling, assisting and protecting the interests of small business concerns.

“Soft Power” means humanitarian assistance and relief, support of civil institutions, job and skills training, stabilization and reconstruction efforts.

“SPAWAR” means Space and Naval Warfare Systems Command.

“Special Security Agreement” (SSA) means that certain agreement dated April 18, 2007 by and among GLOBAL, Kende, Contego Systems LLC (as successor to Contego Systems, Inc.), GNA Holdings (as successor to Global Technology Strategies, Inc.), GNA (as successor to SFA) and Department of Defense, as amended and restated immediately prior to this offering to add the Company as a party.

“Subcontractor” means an individual or business that signs a contract to perform part or all of the obligations of another’s contract.

“Subject Matter Expertise” (SME) means a person who is an expert in a particular area.

“TACOM” means Tank-Automotive and Armament Command.

“Tactical Water Purification System” (TWPS) means an advanced micro-filtration technology to filter out silt and biological materials including disease-causing microorganisms. It also includes advanced, high salt rejection, reverse osmosis technology to produce drinking water from the extremely salty seawater sources in the Middle East.

“Task Order” means a contract which permits the government to stock specific items at minimum levels and ship directly to the users of products or services.

“Time-and-Materials Contracts” means a contract providing for the acquisition of supplies or services on the basis of direct labor hours at specified fixed hourly rates or materials at cost, including material handling costs if appropriate.

“Total Backlog” means the amount of revenue the company expects to realize (i) over the remaining base contract performance period and (ii) from the exercise of option periods that are reasonably expected to be exercised, in each case from signed contracts in existence as of the measurement date. Also included in backlog are estimates of revenue from future delivery orders on requirements and ID/IQ contracts.

“Truth in Negotiations Act” means the public law enacted for the purpose of providing for full and fair disclosure by contractors in the conduct of negotiations with the U.S. government codified at 10 U.S.C. § 2306a, 41 U.S.C. § 254b.

“Unfunded Backlog” means total backlog minus funded backlog.

“U.S. Army” means the branch of the U.S. armed forces responsible for land-based military operations.

“U.S. Army Aberdeen Test Center” means the Major Range and Test Facility Base (MRTFB), operating under the guidance of Department of Defense (DoD) Directive 3200.11 and located in Aberdeen, MD.

“U.S. Coast Guard” means the element of the U.S. armed forces responsible for enforcement of U.S. maritime law, coastal defense and search and rescue.

“U.S. Marine Corps” means the element of the U.S. armed forces charged with providing marine troops for seizure and defense of advanced bases and conducting operations on land and in the air in connection with naval campaigns.

“U.S. Navy” means the element of the U.S. armed forces responsible for defending the nation at sea and maintaining security on the seas wherever U.S. interests extend.

Global Defense Technology & Systems, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of

Global Defense Technology & Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholder’s equity, and of cash flows present fairly, in all material respects, the financial position of Global Defense Technology & Systems, Inc. (Successor or the Company) at December 31, 2008 and 2007, and the results of their operations and their cash flows for the year ended December 31, 2008 and the period from February 9, 2007 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, VA

September 3, 2009

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of

Global Defense Technology & Systems, Inc.

In our opinion, the accompanying consolidated statements of operations, of changes in stockholder’s equity, and of cash flows present fairly, in all material respects, the results of operations and of cash flows of Global Defense Technology & Systems, Inc. (formerly SFA, Inc. or Predecessor) for the period from April 1, 2006 through February 8, 2007, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, VA

April 20, 2009

Global Defense Technology & Systems, Inc.

Consolidated Balance Sheets

	Successor
	As of December 31,		As of June 30, 2009
	2007	2008
(in thousands, except share and per share amounts)			(unaudited)
Assets
Current assets
Cash and cash equivalents	$279	$1,422	$217
Accounts receivable, net	38,311	38,393	51,379
Due from affiliates	—	288	2,274
Prepaid expenses and other current assets	1,426	855	908
Deferred tax assets	384	357	688
Income taxes receivable	—	1,747	343

Total current assets	40,400	43,062	55,809
Property and equipment, net	3,686	3,349	3,571
Intangible assets, net	40,912	29,624	25,447
Goodwill	24,373	24,373	24,373
Deferred tax assets	2,891	5,029	5,516
Other assets	275	215	308

Total assets	$112,537	$105,652	$115,024

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$7,775	$8,587	$17,805
Accrued expenses	9,772	11,632	7,008
Advance payments on contracts	9,052	4,555	554
Due to affiliates	16	234	502
Income taxes payable	87	—	—
Interest rate swap liability	—	—	222
Bank loans, current	3,600	3,600	3,600
Loans from affiliates	19,146	15,830	16,427

Total current liabilities	49,448	44,438	46,118
Interest rate swap liability	144	272	—
Deferred rent	97	229	266
Bank loans, net of current	20,946	17,584	23,798

Total liabilities	70,635	62,523	70,182

Commitments and contingencies (Note 15)
Stockholder’s Equity
Common stock, par value $0.01 per share, 1,000 shares authorized and 100 shares issued and outstanding, respectively	—	—	—
Additional paid-in capital	47,090	47,255	47,408
Accumulated deficit	(5,188)	(4,126)	(2,566)

Total stockholder’s equity	41,902	43,129	44,842

Total liabilities and stockholder’s equity	$112,537	$105,652	$115,024

(See Accompanying Notes)

Global Defense Technology & Systems, Inc.

Consolidated Statements of Operations

	Predecessor	Successor
	Period April 1, 2006 to February 8,	Period February 9 to December 31,	Year Ended December 31,	Six Months Ended June 30,
(in thousands, except share and per share amounts)	2007	2007	2008	2008	2009
				(unaudited)
Revenue
Products	$66,607	$70,342	$108,993	$54,885	$59,010
Services	56,517	64,476	80,433	38,282	44,030

Total Revenue	123,124	134,818	189,426	93,167	103,040

Operating costs and expenses
Cost of revenue—products	59,416	61,264	91,076	47,897	49,229
Cost of revenue—services	46,228	53,000	65,195	31,286	36,435
Selling, general and administrative expenses	16,317	13,202	16,957	7,702	9,253
Amortization of intangible assets	72	10,279	8,841	4,595	4,178
Impairment of intangible asset	—	—	2,447	—	—

Total operating costs and expenses	122,033	137,745	184,516	91,480	99,095

Operating income (loss)	1,091	(2,927)	4,910	1,687	3,945
Other income (expense)
Interest income	270	46	40	7	3
Interest expense	(67)	(3,594)	(2,750)	(1,444)	(1,000)

Income (loss) before income taxes	1,294	(6,475)	2,200	250	2,948
(Provision for) benefit from income taxes	(2,116)	2,406	(1,138)	(116)	(1,388)

Net (loss) income	$(822)	$(4,069)	$1,062	$134	$1,560

Earnings (loss) per share
Basic	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,604.04
Diluted	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,560.83
Weighted average common shares outstanding
Basic	329,378	100	100	100	100
Diluted	329,378	100	100	100	100

(See Accompanying Notes)

Global Defense Technology & Systems, Inc.

Consolidated Statements of Changes in Stockholder’s Equity

(in thousands, except share amounts)	Shares	Amount	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Predecessor
Balance at April 1, 2006	329,378	$33	$—	$25,217	$25,250
Dividends		—	—	(2,852)	(2,852)
Net loss		—	—	(822)	(822)

Balance at February 8, 2007	329,378	$33	$—	$21,543	$21,576

Successor
GLOBAL Defense Technology common stock and accumulated deficit prior to acquisition	100	$—	$—	$(1,119)	$(1,119)
Capital contributed in connection with acquisition		—	46,500	—	46,500
Equity-based compensation		—	590	—	590
Net loss		—	—	(4,069)	(4,069)

Balance at December 31, 2007	100	—	47,090	(5,188)	41,902

Equity-based compensation		—	435	—	435
Cash distribution for vested options		—	(270)	—	(270)
Net income		—	—	1,062	1,062

Balance at December 31, 2008	100	—	47,255	(4,126)	43,129

Equity-based compensation (unaudited)		—	153	—	153
Net income (unaudited)		—	—	1,560	1,560

Balance at June 30, 2009 (unaudited)	100	$—	$47,408	$(2,566)	$44,842

Global Defense Technology & Systems, Inc.

Consolidated Statements of Cash Flows

	Predecessor	Successor
	Period April 1, 2006 to February 8,	Period February 9 to December 31,	Year Ended December 31,	Six Months Ended June 30,
	2007	2007	2008	2008	2009
				(unaudited)
(in thousands)
Cash flows from operating activities
Net (loss) Income	$(822)	$(4,069)	$1,062	$134	$1,560
Adjustments to reconcile net (loss) income to net cash used in operating activities
Depreciation and amortization	721	707	928	464	459
Amortization and impairment of intangible assets	72	10,279	11,288	4,595	4,178
Amortization of deferred financing costs	—	49	68	33	38
Equity-based compensation	2,922	590	435	337	153
Loss on disposition of property and equipment	8	1	12	—	—
Loss (gain) from change in market value of interest rate swap	—	144	128	49	(50)
Deferred income taxes	—	(2,512)	(2,111)	(664)	(818)
Change in operating assets and liabilities
Accounts receivable	(3,218)	(3,732)	(82)	(1,337)	(12,986)
Due from affiliates	—	—	(279)	—	(667)
Prepaid expenses and other assets	(76)	(387)	96	127	(184)
Accounts payable	3,147	(326)	812	7,966	9,218
Accrued expenses	1,133	1,170	1,860	(3,338)	(4,624)
Accrued interest on loans from affiliates	—	367	201	708	597
Income taxes receivable/payable	2,063	(2,007)	(1,834)	(614)	1,404
Due to affiliates	—	(16)	218	261	268
Advance payments on contracts	—	9,052	(4,497)	792	(4,001)
Deferred rent	26	97	132	25	37

Net cash provided by (used in) operating activities	5,976	9,407	8,437	9,538	(5,418)

Cash flows from investing activities
Purchases of property and equipment	(1,152)	(1,559)	(602)	(402)	(681)
Acquisition, net of cash acquired	—	(56,273)	—	—	—
Recovery of acquisition escrow	—	—	475	—	—
Payments to former option and stock appreciation rights holders	—	(22,054)	—	—	—

Net cash used in investment activities	(1,152)	(79,886)	(127)	(402)	(681)

Cash flows from financing activities
Proceeds from bank loans	18,000	—	—	—	3,000
Payments under bank loans	—	(1,800)	(3,600)	(1,800)	(1,800)
Net (payments) borrowings under revolving line of credit	(3,973)	8,346	238	(7,406)	5,013
Payments under loans from affiliates	—	(8,084)	(3,517)	—	—
Borrowings under loans from affiliates	—	25,980	—	—	—
Dividends	(2,852)	—	—	—	—
Distribution for vested options	—	—	(270)	—	—
Payments of financing costs	(155)	(184)	(9)	—	—
Cash contributed from GLOBAL	—	46,500	—	—	—
Net advances to affiliates	—	—	(9)	—	(1,319)

Net cash provided by (used in) financing activities	11,020	70,758	(7,167)	(9,206)	4,894

Increase (decrease) in cash and cash equivalents	15,844	279	1,143	(70)	(1,205)
Cash and cash equivalents, beginning of period	5,025	—	279	279	1,422

Cash and cash equivalents, end of period	$20,869	$279	$1,422	$209	$217

Supplemental disclosure of cash flow information
Cash paid during the period for:
Income taxes	$53	$2,106	$5,061	$1,504	$801

Interest	$67	$2,887	$2,420	$686	$405

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

1. Organization and Business Overview

Basis of Presentation

Global Defense Technology & Systems, Inc. (the Company) is a diversified technology and engineering services firm that provides mission-critical technology-based systems, solutions and services for national security agencies and programs of the U.S. government.

In 2006, the Company’s indirect parent, Global Strategies Group Holding, S.A. (GLOBAL), formed Contego Systems Inc. (Contego) and Global Technology Strategies, Inc. for the purpose of commencing technology operations in the U.S. On February 9, 2007, Global Technology Strategies, Inc. acquired all of the outstanding stock of SFA, Inc. and its subsidiary, The Analysis Corp. (TAC), collectively, SFA. Subsequent to the SFA acquisition, SFA was renamed Global Strategies Group (North America) Inc. (GNA), and Global Technology Strategies, Inc. was renamed Global Strategies Group Holding (North America) Inc. (GNA Holding). GNA and TAC are operating subsidiaries. On December 31, 2008, as part of a restructuring, (i) the Company was formed as a wholly owned subsidiary of Contego under the name Contego NewCo Company, as a Delaware corporation, (ii) Contego transferred all of its assets to the Company, which also assumed all of Contego’s liabilities and (iii) Contego was converted into Contego Systems LLC. In July 2009, the Company changed its name to Global Defense Technology & Systems, Inc.

SFA is the predecessor entity (Predecessor), for accounting purposes since its operations represent the principal business. The historical results of SFA have been presented from April 1, 2006 through February 8, 2007, the date prior to the date of the SFA acquisition. The consolidated financial statements of the Company is the successor entity (Successor) and includes, in addition to the Predecessor, GNA Holding and GNA. The Successor’s historical results have been presented from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008. The Successor’s consolidated financial statements also include the historical results of Contego which consists of general and administrative expense incurred on behalf of GNA, for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008.

Interim Consolidated Financial Information

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with Accounting Principles Board, or APB, No. 28, Interim Financial Reporting, and, accordingly, do not include all the information disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to state fairly the financial position of the Company as of June 30, 2009 and the result of operations, changes in stockholders’ equity and cash flow for the six months ended June 30, 2008 and 2009. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results for the full year or the results for any future periods.

Nature of Operations

The Company’s offerings include software engineering services, network and communications management technology, decision support systems for command and control, maritime navigation systems, counter-terrorism intelligence and analysis, data analysis and fusion tools, identifying management solutions and providing innovative expeditionary systems to support troop mobility and survivability worldwide. The Company serves as

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

a prime contractor on a majority of its contracts. The Department of Defense provided 75%, 72% and 74% of total revenue for the periods from April 1, 2006 through February 8, 2007, February 9, 2007 through December 31, 2007, and for the year ended December 31, 2008, respectively. The Department of Defense also provided 76% and 74% of total revenue for the six months ended June 30, 2008 and 2009, respectively.

The Department of Homeland Security and the Intelligence Community provided 26%, 28% and 26% of total revenue for the periods from April 1, 2006 through February 8, 2007, February 9, 2007 through December 31, 2007, and for the year ended December 31, 2008, respectively. The Intelligence Community also provided 24% and 26% of total revenue for the six months ended June 30, 2008 and 2009, respectively.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Primarily all of the Company’s revenue is derived from products and services provided to the U.S. government, primarily by Company employees and, to a lesser extent, subcontractors. The Company generates its revenue from three different types of contractual arrangements: fixed-price contracts, time-and-materials contracts, and cost-plus contracts.

In accordance with Statement of Position 81-1, Accounting for Performance of Construction Type and Certain Production-Type Contracts, or SOP 81-1, revenue for fixed-price contracts is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs, because these contracts require design, engineering, and manufacturing performed to the customer’s specifications. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and other direct expenses incurred in performance on the contract. Profits on time-and-material contracts result from the difference between the cost of services performed inclusive of labor, direct costs, indirect cost burdens, and other direct expenses and the contract-defined billing rates for these services.

Revenue on cost-plus contracts is recognized as services are performed, generally, based on the allowable costs incurred during the period, plus any recognizable earned fee.

The use of the percentage-of-completion methods requires significant judgment relative to estimating total contract revenue and costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, and anticipated changes in estimated salaries and other costs.

Due to the size and nature of many of the Company’s contracts, the determination of total revenue and cost at completion requires the use of estimates. Contract costs include material, labor and subcontracting costs, as

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

well as an allocation of allowable indirect costs. For contract change orders, claims or similar items, the Company applies judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in the contract value when they can be reliably estimated and realization is considered probable.

With regard to claims, revenue is only recognized when settlement on the value of any claim is agreed upon with the customer. Incentive and award payments are included in estimated revenue using the percentage-of-completion method when the realization of such amounts is deemed probable upon achievement of certain defined goals.

Estimates of total contract revenue and costs are continuously monitored during the term of contract and are subject to revision as the contract progresses. When revisions in estimated contract revenue and costs are determined, such adjustments are recorded in the period in which they are identified.

Anticipated losses on contracts accounted for under SOP 81-1 are recognized in the period they are deemed probable and can be reasonably estimated.

Cash and Cash Equivalents

The Company considers cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount, less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts at an amount that it estimates to be sufficient to cover the risk of collecting less than full payment on receivables. At each balance sheet date the Company reevaluates its receivables, including receivables that are past due, and reassesses the allowance for doubtful accounts based on specific customer collection issues as well as historical write-off trends. Since the majority of the Company’s receivables result from services provided to the U.S. government, the Company believes the credit risk to be relatively low.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost except those assets acquired through acquisition which are recorded at fair value. Property and equipment and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives, which range from three to ten years for property and equipment and over the shorter of the lease term or the useful lives of the leasehold improvements.

Long-Lived Assets (Excluding Goodwill)

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment of Long-Lived Assets, a review of long-lived assets for impairment is performed when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, the Company compares the estimated undiscounted future cash flows to be generated by the asset group to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset group, the Company records an impairment loss equal to the excess of the asset’s carrying amount over its fair value. Any write-downs are treated as permanent reductions in the carrying amount of the assets. The

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

Company believes there were no indications of impairment of such assets during 2007, however, in September 2008 the Company did impair its trade name intangible asset in the amount of $2,447 due to the principal operating subsidiary’s name change from SFA to GNA.

Intangible Assets

Intangible assets consist of contract and customer relationships, non-compete agreements, trade names and acquired technologies. Intangible assets are being amortized on a straight-line basis over the expected lives of the assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142. Acquired in-process research and development costs are expensed at the acquisition date unless an alternative future use for the asset is identified. The intangible asset for in-process research and development of $400 was expensed at the date of the SFA acquisition as it was determined that this intangible asset had no alternative future use.

Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is tested for impairment in accordance with the provisions of SFAS No. 142. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The impairment test requires the Company to estimate the fair value of its reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired, and the Company proceeds to step two of the impairment analysis. In step two of the impairment analysis, the Company measures and records an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise.

The Company performs a fair value analysis of its reporting units annually on December 31 or more frequently if a triggering event occurs. The Company’s reporting units are its operating segments. The Company estimates fair value using the best information available, including market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. If goodwill becomes impaired, the Company would record a charge to earnings in the consolidated financial statements during the period in which any impairment of goodwill is determined. Based on the analysis performed, the Company determined that the estimated fair value of each reporting unit substantially exceeded its associated carrying value and that no goodwill impairment existed as of December 31, 2007 or 2008.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with our subsidiary, GNA, entering into a loan and security agreement (see note 7), which are being amortized using the straight-line method, which approximates the effective interest method, over the life of the related debt.

Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of these instruments. Borrowings under the loan and security agreement bear a variable interest rate, and therefore the carrying amount of these borrowings approximates fair value.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

Interest Rate Swap

The Company uses interest rate swap agreements to manage certain cash flow risks for the purpose of reducing the risk associated with the variability of the Company’s interest costs. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires the recognition of the fair value of derivatives in the balance sheet, with changes in the fair value recognized either in earnings or as a component of other comprehensive income dependent upon the nature of the derivative. The change in fair value of the interest rate swap agreements is included in interest expense in the accompanying consolidated statement of operations.

Income Taxes

Prior to February 9, 2007, the Predecessor elected to be treated as a Subchapter S corporation under the Internal Revenue Code (IRC). As such, its earnings were not taxable at the entity level, except for earnings in certain states that do not recognize Subchapter S corporation status.

Effective February 9, 2007, the Company began accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, under which an asset and liability approach is used for the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, including net operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates applicable to the future years in which the deferred amounts are expected to be settled or realized. The effect of changes in tax rates is recognized in the provision for income tax in the period the change in rates is enacted.

A valuation allowance is recorded against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment for a valuation allowance requires judgment on the part of management with respect to the benefits that may be realized.

The calculation of tax liabilities involves judgment in estimating the impact of uncertainties in the application of tax laws. In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109, or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted FIN No. 48 on February 9, 2007. At the adoption date and for the period February 9, 2007 through June 30, 2009, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FIN No. 48. The Company’s practice is to recognize interest and penalty expense related to uncertain tax positions in income tax expense, which were zero at the adoption date and for the period February 9, 2007 through June 30, 2009.

The Company elected to treat the SFA acquisition, which was the purchase of all of the issued and outstanding stock of SFA, as an asset acquisition under IRC Section 338(h)(10). As a result, built-in gains on SFA and TAC were triggered unrelated to the Predecessor’s pre-tax income, resulting in approximately $2,000 of federal income tax and approximately $200 of state income taxes in the period ended April 1, 2006 through February 8, 2007. Because of its Subchapter S corporation status, the Predecessor owed no federal income tax on income for the period from April 1, 2006 through February 8, 2007.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

Product Warranties

The Company generally sells products with a limited warranty on product quality and accrues for known warranty issues if a loss is probable and can be reasonably estimated. The Company also accrues for estimated incurred but unidentified issues based on historical activity. There were no significant known claims during the periods presented. In addition, there were no accruals for incurred but unidentified issues based on the Company’s warranty claim history.

Stock-Based Compensation

In accordance with SFAS No. 123R, Share-Based Payments, or SFAS 123R, the Company charges equity-based compensation expense for stock awards to its employees based on the grant-date fair value on a straight line basis over the total requisite service period for the award.

Earnings per Share

Basic earnings per share, or EPS, has been computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Shares issued for each period and shares reacquired for each period are weighted for the portion of the period that they were outstanding. The diluted EPS calculation considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Shares that are anti-dilutive are not included in the computation of diluted EPS.

New Accounting Pronouncements

During December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), Business Combinations, or SFAS No. 141, which became effective January 1, 2009. The new standard replaces existing guidance and significantly changes accounting and reporting relative to business combinations in consolidated financial statements, including requirements to recognize acquisition-related transaction and post acquisition restructuring costs in the results of operations as incurred.

The Company adopted SFAS No. 157, Fair Value Measurements, or SFAS No. 157, effective January 1, 2008 as it relates to financial assets and January 1, 2009 as it relates to non-financial assets. SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair-value measurements. SFAS No. 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair-value measurements. In accordance with SFAS No. 157, the following summarizes the fair value hierarchy:

•	Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1: Interim Disclosures about Fair Value of Financial Instruments, FSP FAS 107-1 and APB 28-1, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in all interim financial statements. The Company adopted this standard as of June 30, 2009.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, or SFAS 165. SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and was adopted by the Company as of June 30, 2009.

The following accounting standards have been issued, but as of June 30, 2009 are not yet effective and have not yet been adopted by the Company: In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

3. Accounts Receivable

The following table details accounts receivable, which consist of billed and unbilled amounts:

	Successor
	As of December 31,		As of June 30, 2009
	2007	2008
Billed	$15,642	$7,200	$12,240
Unbilled
Billable	11,121	13,114	18,940
Revenues in excess of billing milestones and other	11,699	18,491	20,608

Total unbilled	22,820	31,605	39,548

Total accounts receivable	38,462	38,805	51,788
Less: allowance for doubtful accounts	(151)	(412)	(409)

Total accounts receivable, net	$38,311	$38,393	$51,379

All accounts receivable are expected to be collected within one year from the balance sheet date.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

4. Property and Equipment

The following table details property and equipment:

	Successor
	As of December 31,		As of June 30,
	2007	2008	2009
Equipment and software	$1,739	$2,143	$2,735
Furniture and fixtures	686	719	719
Vehicles	6	27	27
Leasehold improvements	1,958	2,077	2,164

Total property and equipment	4,389	4,966	5,645
Less: accumulated depreciation and amortization	(703)	(1,617)	(2,074)

Property and equipment, net	$3,686	$3,349	$3,571

Depreciation expense for the period from April 1, 2006 through February 8, 2007 was $721. Depreciation expense for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008 was $707 and $928, respectively. Depreciation expense for the six months ended June 30, 2008 and 2009 was $464 and $459, respectively.

5. Intangible Assets

The following table details intangible assets:

	Successor
	As of December 31,		As of June 30,
	2007	2008	2009
Customer relationships	$25,400	$25,400	$25,400
Less: Accumulated amortization	(2,223)	(4,763)	(6,032)

	23,177	20,637	19,368

Contract backlog	16,400	16,400	16,400
Less: Accumulated amortization	(4,783)	(10,250)	(12,983)

	11,617	6,150	3,417

Non-compete clauses	2,800	2,800	—
Less: Accumulated amortization	(2,450)	(2,800)	—

	350	—	—

Trade name	2,700	—	—
Less: Accumulated amortization	(118)	—	—

	2,582	—	—

Developed technologies	3,492	3,492	3,492
Less: Accumulated amortization	(306)	(655)	(830)

	3,186	2,837	2,662

Total	$40,912	$29,624	$25,447

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

Intangible assets are being amortized over the following useful lives:

Estimated Useful Lives
Customer relationships	10 years
Contract backlog	3 years
Non-compete clauses	1 year
Trade name	20 years
Developed technologies	10 years

Amortization expense for the period from April 1, 2006 through February 8, 2007 was $72. Amortization expense for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008 was $10,279 and $8,841, respectively. Amortization expense for the six months ended June 30, 2008 and 2009 was $4,595 and $4,178, respectively.

As disclosed in note 2, the trade name intangible asset was impaired in September 2008. Future amortization expense related to intangible assets is expected to be as follows:

For the Year Ending December 31,	Successor
2009	$8,356
2010	3,572
2011	2,889
2012	2,889
2013	2,889
Thereafter	9,029

$29,624

6. Leases

The Company leases office space in multiple locations and equipment under operating leases with various expiration dates through fiscal year 2016.

Minimum future lease payments under the non-cancelable operating leases are as follows:

For the Year Ending December 31,	Successor
2009	$1,610
2010	2,588
2011	1,788
2012	1,219
2013	1,244
Thereafter	2,916

$11,365

The Company incurred rent expense under operating leases of $2.3 million for the period from April 1, 2006 through February 8, 2007. For the period from February 9, 2007 through December 31, 2007, for the year ended December 31, 2008, and for the six months ended June 30, 2008 and 2009, the Company incurred rent expense of $2.8 million, $3.5 million, $1.7 million and $1.9 million, respectively.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

7. Bank Loans and Loans from Affiliates

Bank Loans:

The Company, through its subsidiary GNA, entered into a loan and security agreement on February 9, 2007 for a credit facility which includes a term loan for $18.0 million and a revolving credit facility with an available capacity of $29.0 million, including a $16.5 million swingline commitment. On September 3, 2009, the loan and security agreement was amended to extend its maturity date to February 28, 2011. The outstanding borrowings under the credit facility accrue interest based on the applicable interest rate (the Prime Rate, Federal Funds Rate, LIBOR or an index rate), plus an applicable margin, as determined by the Funded Debt Ratio. For the six month period ended June 30, 2009, the applicable margin was 1.8% to 2.8% for the term loan and 1.6% to 2.6% for the revolving credit facility. As a result of the amendment, effective September 30, 2009, the applicable margin will be 2.4% to 3.2% for borrowings under our term loan and 2.2% to 3.0% for borrowings under our revolving line of credit, subject to a minimum interest rate of 3.0%.

The outstanding indebtedness under the loan agreement is collateralized by substantially all of the assets of GNA.

GNA is required to meet certain financial and other covenants, including but not limited to, a Minimum Net Worth test, a Fixed Charges Coverage Ratio and a Maximum Funded Debt Ratio, as defined in the loan and security agreement. GNA was in compliance with all such debt covenants for the period from February 9, 2007 through December 31, 2007, for the year ended December 31, 2008 and for the six months ended June 30, 2009.

On March 25, 2009, the Company, through its subsidiary GNA, borrowed an additional $3.0 million, pursuant to a loan instrument referred to as the overline note, from the lender under the loan and security agreement. This amount of indebtedness was converted to a borrowing under the revolving line of credit by an amendment to the loan agreement on September 3, 2009.

Interest expense incurred under the loan and security agreement for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008 was $1,734 and $1,320, respectively. Interest expense for the six months ended June 30, 2008 and 2009 was $669 and $404, respectively.

Loans from Affiliates:

On February 8, 2007, the Company, through GNA Holding, entered into a demand note agreement (the “Kende Note”) with Kende Holding Vagyonkezelo Felelossegu Tarsasag, which we refer to as Kende, Contego Systems LLC’s direct parent, in the amount of $26.0 million at a fixed rate of 8% per annum in order to fund part of the purchase price of SFA (See note 9).

In addition, in connection with the restructuring described in note 1 under “—Basis of Presentation,” the Company assumed Contego’s demand notes payable to affiliates of GLOBAL (“Other Affiliate Loans”), of $883. Interest on the other affiliate loans accrues quarterly based on LIBOR plus a margin of 2.5% determined as of the beginning of each calendar quarter.

Interest expense incurred under the loans from affiliates for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008 was $1,860 and $1,430, respectively. Interest expense for the six months ended June 30, 2008 and 2009 was $775 and $596, respectively.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

The balances on bank loans and loans from affiliates and weighted average interest rates are summarized in the table below:

	December 31, 2007		December 31, 2008		June 30, 2009
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Bank loans
Revolving line of credit	$8,346	7.69%	$8,584	6.59%	$13,598	2.21%
Term loan	16,200	7.63%	12,600	5.21%	10,800	2.31%
Overline note	—	—	—	—	3,000	2.25%

Total	24,546		21,184		27,398
Less current portion	(3,600)		(3,600)		(3,600)

	$20,946		$17,584		$23,798

Loans from affiliates
Kende note	$18,191	8.00%	$14,885	8.00%	$15,464	8.00%
Other affiliate loans	955	7.83%	945	6.07%	963	3.79%

Total current portion	$19,146		$15,830		$16,427

The future minimum scheduled principal payments due as of December 31, 2008 for outstanding debt obligations, are as follows:

For the Year Ending December 31,	Successor
2009	$18,227
2010	3,600
2011	21,998

$43,825

8. Interest Rate Swap

In 2007, the Company entered into an interest rate swap agreement, expiring February 9, 2010, with a notional balance of $6.3 million to offset the fluctuation in future interest payments on a portion of its variable rate debt. Under the interest rate swap agreement, the Company pays a fixed rate of 4.91% quarterly on the principal balance as determined by the agreement in exchange for an amount based on the three-month LIBOR rate. The fair value of the interest rate swap agreement represented a non-current liability of $272 at December 31, 2008, and a current liability of $222 at June 30, 2009 in the consolidated balance sheets. The change in fair value of the interest rate swap agreement for the period from February 9, 2007 through December 31, 2007 and for the year ended December 31, 2008 was $144 and $128, respectively. The change in fair value for the six months ended June 30, 2008 and 2009 was $49 and $(50), respectively. The change in fair value is reflected in interest expense in the accompanying consolidated statements of operations.

The interest rate swap was valued based upon observable inputs including the consideration of nonperformance risk associated with the derivative liability.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

In accordance with SFAS No. 157, the following table presents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and June 30, 2009:

	As of December 31, 2008				As of June 30, 2009
	(non-current)				(current)
	Level 1	Level 2	Level 3	At Fair Value	Level 1	Level 2	Level 3	At Fair Value
Liabilities
Interest rate swaps	$—	$(272)	$—	$(272)	$—	$(222)	$—	$(222)

9. SFA Acquisition

On February 9, 2007, the Company through GNA Holding, acquired all of the outstanding shares of SFA (See note 1). The purchase price for the acquisition included: $70.0 million in cash paid to SFA’s former Employee Stock Ownership Plan, the ESOP, and approximately $1.4 million in transaction costs. The SFA acquisition was financed with $18.0 million of indebtedness incurred under the term loan portion of the loan agreement and $71.4 million of debt and equity capital invested by affiliates of GLOBAL (see note 7 for a discussion of debt obligations).

The SFA acquisition was treated as a purchase business combination requiring a new basis of accounting for the assets and liabilities pursuant to the requirements of SFAS No. 141 Business Combinations, or SFAS 141. SFAS 141 requires that the total purchase price be allocated to the estimated fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with the remaining amount being recorded as goodwill.

SFAS No. 141 further requires that a separately identifiable intangible asset should be recognized as an asset apart from goodwill at its fair value in a business combination. Included in such identifiable intangible assets as of the date of the acquisition are Customer relationships, Contract backlog, Non-compete clauses, Trade name and Developed technologies.

Customer relationships consisted of acquired contracts that have had a history of renewal upon recompete and were valued based upon the estimated future cash flows after the contract’s future recompete date. A ten-year useful life was estimated based upon an analysis of renewal history for each contract. Contract backlog was valued and the related three year useful life was estimated based on signed agreements representing expected future revenue. Non-compete clauses were valued based on relevant employment contractual obligations of key employees that were to expire over a one year period. The trade name was valued based on the equivalent costs associated with developing it or paying royalties for its use and was estimated to have a 20 year life. Developed technologies consisted of identified technology-based intangible assets used to serve the Company’s client base associated with national defense and counterintelligence and was estimated to have a life of ten years.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and the liabilities assumed in connection with the SFA acquisition:

Cash	$15,114
Accounts receivable	34,579
Prepaid expenses and other	1,030
Property, plant and equipment	2,833
Deposits	147
Identifiable intangible assets	51,192
Goodwill	24,373
Less assumed liabilities
Stock Option and Stock Appreciation rights payable	(22,054)
Accounts payable and accrued expenses	(17,827)
Term loan	(18,000)

$71,387

The Company also immediately expensed $400 of acquired in-process research and development costs.

The acquired goodwill and identifiable assets are tax deductible for tax purposes. The fair value and the weighted average amortization period of each of the components of the identifiable intangible assets are as follows:

	Fair Value	Weighted- Average Amortization Period (in years)
Customer relationships	25,400	10
Contract backlog	16,400	3
Non-compete clauses	2,800	1
Trade name	2,700	20
Developed technologies	3,492	10

	$50,792	8

At the date of the SFA acquisition, $9.5 million was placed in escrow to ensure that indemnifications provided by the sellers could be funded in case there was a breach of any representation or warranty provided to the Company. All amounts of escrow were released in August 2008 to the selling shareholders with the exception of $475 reimbursed to the Company for selling expenses incurred in excess of a limitation of $3,200 as required by the Sale and Purchase Agreement.

10. Stock-Based Compensation Plans

Successor

Effective February 9, 2007, the Company adopted the 2007 SFA, Inc. Stock Option Plan, which we refer to as the SFA Plan. As of December 31, 2008 and June 30, 2009, the SFA Plan had reserved 36,600 shares of common stock in the Company’s wholly owned subsidiary, GNA, for issuance with 10,889 shares and 9,584 shares available for future grants, respectively. The SFA Plan provides for the grant of incentive stock options

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

and non-qualified stock options. The options generally vest on a straight-line basis over 4 years and expire after 10 years. A compensation committee made up of members of GNA’s Board of Directors administers the plan. The stock option plan requires adjustments to exercise prices when distributions are made to the shareholder by subtracting a pro-rata amount of the distribution from the original exercise price. Accordingly, outstanding employee stock options were re-priced to $182.16 on October 15, 2007 and $166.98 on June 26, 2008 concurrent with the associated declarations of distribution. The exercise price of the employee stock options was adjusted based on an existing antidilution provision that requires adjustment in the event of a declaration of distribution. The adjustment represents a probable-to-probable modification where the fair value of the stock options immediately before the modification reflects the anticipated required adjustment to the stock options’ terms in accordance with the antidilution provision. Therefore, the fair value of the award immediately before the modification equals its fair value immediately after the modification, and no additional compensation expense was recognized at the time of the re-pricing.

On December 31, 2007, Contego issued shares of restricted stock to an employee of the Company. The restrictions on the award lapse upon a change in control of the Company or upon the completion of an initial public offering (IPO) of the Company’s stock. The grant date fair value of the award was $3.7 million and will be expensed upon the successful completion of the Company’s IPO.

Upon the completion of the IPO, so long as it occurs before December 31, 2009, the Company’s Executive Vice President and Chief Financial Officer, will receive a grant of 2,000 shares of the Company’s common stock. The grant date fair value of the award was $0.6 million and will be expensed upon the successful completion of the Company’s IPO.

On August 15, 2008, the Company reached a separation agreement with its former Chief Executive Officer whereby the Company paid $270 in exchange for his outstanding vested stock options.

Subsidiary Stock Options Activity

The following table summarizes stock option activity for the period February 9, 2007 through June 30, 2009:

	Successor
	Options	Weighted- Average Exercise Price
Shares outstanding at February 9, 2007	—	$—
Options granted	36,600	212.52
Options exercised	—	—
Options forfeited	(3,660)	182.16

Options outstanding at December 31, 2007	32,940	$182.16

Options granted	7,411	$203.83
Options exercised	—	—
Options forfeited	(14,640)	166.98

Options outstanding at December 31, 2008	25,711	$177.60

Options granted	10,425	$268.27
Options exercised	—	—
Options forfeited	(9,120)	174.25

Options outstanding at June 30, 2009	27,016	$213.72

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

The following table summarizes stock option vesting and unvested options for the period February 9, 2007 through June 30, 2009:

	Successor
	Options	Weighted- Average Fair Value	Exercise Price
Unvested at February 9, 2007	—	—	—
Granted	36,600	$81.86	$212.52
Vested	—	—	—
Forfeited	(3,660)	81.86	182.16

Unvested at December 31, 2007	32,940	$81.86	$182.16

Vested at December 31, 2007	—	—	—

Granted	7,411	$76.47	$203.83
Vested	(4,575)	81.86	166.98
Forfeited	(14,640)	81.86	166.98

Unvested at December 31, 2008	21,136	$79.97	$179.90

Vested at December 31, 2008	4,575	$81.86	$166.98
Granted	10,425	$89.00	$268.27
Vested	(1,121)	77.60	166.98
Forfeited	(9,120)	78.74	174.25

Unvested at June 30, 2009	21,320	$83.41	$227.46

Vested at June 30, 2009	5,696	$81.02	$166.98

Stock Compensation

Stock Based Compensation is recognized pursuant to the requirements of SFAS 123(R), Stock Based Compensation, on a straight-line basis over the requisite vesting period using a Black-Scholes-Merton option pricing model. The Company recognizes the effect of expected forfeitures of equity awards under SFAS 123(R) by estimating an expected forfeiture rate. Amounts recognized for expected forfeitures are subsequently adjusted annually at major vesting dates to reflect actual forfeitures.

All issuances of stock options utilized an exercise price equal to fair value of the Company’s common stock on the grant date. The fair value of the common stock was determined by management with requisite valuation expertise and was performed on a contemporaneous basis at or near the award grant date.

Determining the fair value of common stock requires making complex and subjective judgments. Management used the market approach to estimate the Company’s enterprise value at each date at which options and restricted stock were granted. There is inherent uncertainty in market multiple estimates. The enterprise value was then used to determine the fair value of the Company’s common stock and utilized in calculating stock-based compensation.

The Company recognized compensation expense of $590 for the period February 9, 2007 through December 31, 2007, $435 for the year ended December 31, 2008, and $337 and $153 for the six months ended June 30, 2008 and 2009, respectively. As of December 31, 2008, there was approximately $1,346 of unrecognized stock-compensation expense related to unvested stock options, which is expected to be recognized over a weighted average period of 2.7 years. As of June 30, 2009, there was approximately $1,275 of unrecognized stock-compensation expense related to unvested stock options, which is expected to be recognized over a weighted average period of 3.0 years.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

The Company did not recognize any tax benefits from share-based compensation during the periods from February 9, 2007 through June 30, 2009.

Assumptions Used in Fair Value Determination

The following weighted-average assumptions were used for option grants made during the period February 9, 2007 through December 31, 2007, for the year ended December 31, 2008 and for the six months ended June 30, 2009.

	Successor
	As of December 31,		As of June 30, 2009
	2007	2008
Expected Volatility	35.1%	33.7%	33.6%
Expected term (in years)	5	5	5
Dividend yield	0.0%	0.0%	0.0%
Risk-free Interest Rate	4.5%	3.3%	1.7 to 2.1%

•	Expected Volatility. The expected volatility of GNA’s shares was estimated using the volatility of a peer group of public companies.

•	Expected Term. Because of the small group of option holders, the Company used actual and expected attrition rates to estimate the term of the options.

•

Dividend Yield.    The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. GNA has not paid dividends in the past nor does it expect to pay dividends in the future.

•

Risk-free Interest Rate.    GNA bases the risk-free interest rate used in the Black-Scholes-Merton valuation method on the implied yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants.

Predecessor

The Predecessor had a stock option plan, adopted in 2001. There were no options issued under this plan subsequent to March 31, 2006. As of February 8, 2007 there were 98,800 stock options outstanding under the plan. As a result of the acquisition of SFA by GNA Holding, all stock options were canceled and settled for cash.

The Predecessor had a Stock Appreciation Rights Plan (SARs), adopted in 2004, which was cancelled upon the SFA acquisition. During fiscal year 2004, the Predecessor granted 26,403 SARs to eligible employees and directors at a strike price of $86.60. During the period ended February 8, 2007, the Predecessor granted 16,000 SARs at a strike price of $141.00. In connection of the acquisition of SFA by GNA Holding, all outstanding SARs immediately vested. Compensation expense recognized for SARs was approximately $3.2 million, inclusive of payroll taxes, for the period April 1, 2006 through February 8, 2007 and is included in general and administrative expense.

11. Provision for Income Taxes

Prior to February 9, 2007, the Predecessor elected to be treated as a Subchapter S corporation under the Internal Revenue Code (IRC). As such, its earnings were not taxable at the entity level, except for earnings in certain states that do not recognize Subchapter S corporation status.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

All of the outstanding shares of the Predecessor were purchased on February 9, 2007. The Predecessor elected to treat the acquisition as an asset acquisition under IRC Section 338(h)(10). The sale thereby triggered built-in-gains resulting in approximately $2.2 million of federal and state taxes. Because of its prior Subchapter S-corporation status, the Predecessor owed no federal tax on income for the period from April 1, 2006 through February 8, 2007.

The Company ceased to be treated as a Subchapter S corporation effective February 9, 2007 with the completion of the SFA acquisition.

Significant components of the provision for (benefit from) income taxes are as follows:

	Successor
	Period February 9 to December 31, 2007	Year Ended December 31, 2008
Current
Federal	$2	$2,457
State & Local	104	793

Total current	106	3,250

Deferred
Federal	(2,065)	(1,712)
State & Local	(447)	(400)

Total deferred	(2,512)	(2,112)

Total income tax provision (benefit)	$(2,406)	$1,138

The differences between the expense (benefit) from income taxes at the statutory U.S. federal income tax rate of 34% and those reported in the statements of operations for the Company are as follows:

	Successor
	Period February 9 to December 31, 2007	Year Ended December 31, 2008
U.S. federal income tax rate	34.0%	34.0%
State taxes	3.5%	11.8%
Meals, entertainment, stock option expense and other	(0.3)%	5.9%

Provision for income taxes	37.2%	51.7%

Deferred income taxes arise from temporary differences in the recognition of income and expense for income tax purposes and were computed using the liability method reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

Components of the Company’s deferred tax assets and liabilities are as follows as of December 31:

	Successor
	2007	2008
Deferred tax assets
Depreciation and amortization	$2,224	$4,495
Accrued bonuses and vacation	519	560
Bad debt and other reserves	29	18
Net operating losses and tax credits	549	55
Other	99	371

Total deferred tax assets	3,420	5,499

Deferred tax liabilities
Prepaid expenses	$(145)	$(113)

Total deferred tax liability	(145)	(113)

Net deferred tax assets	$3,275	$5,386

Estimates of the realization of deferred tax assets are based on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on these estimates, the Company projects continued profitability and, although realization is not assured, management believes it is more likely than not that all deferred tax assets will be realized.

The Company is subject to income taxes in the U.S. and various state jurisdictions. Tax statutes and regulations within each jurisdiction are subject to interpretation and require significant judgment to apply. Tax years related to U.S. federal and various state jurisdictions remain subject to examination for tax periods ended on or after March 31, 2005.

While management believes the Company has adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved. The Company does not anticipate a material change to the amount of unrecognized tax positions within the next 12 months.

In determining our quarterly provision for income taxes, we use an estimated annual effective tax rate which is based on our expected annual income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate.

12. Employee Benefit Plans

The Company maintains a 401(k) savings plan that covers all eligible GNA employees, (the GNA 401(k) Plan). The GNA 401(k) Plan is a “defined contribution plan” whereby eligible participants have the option of contributing to the plan up to the statutorily prescribed limit. The Company provides 100% matching funds for eligible participating employees, limited to the employee’s participation of up to 5% of earnings. Participants are 100% vested in their employee contributions immediately and the participants’ interests in Company matching contributions vest ratably over five years. Participants also become fully vested upon reaching age 55 with 5 years of vesting service, upon reaching age 591 /2, permanent disability, or death.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

The Company also maintains a 401(k) savings plan that covers all eligible TAC employees, (the TAC 401(k) Plan). The TAC 401(k) Plan is a “defined contribution plan” whereby eligible participants have the option of contributing to the plan up to the statutorily prescribed limit. The Company provides 100% matching funds for eligible participating employees, limited to the employee’s participation of up to 3% of earnings. Participants are 100% vested in both their and Company matching contributions immediately. In addition, the Company has the discretion to match an additional 2% of earnings, which vests ratably over five years.

Contributions to the plans were $1.3 million for the period from February 9 through December 31, 2007, $1.5 million for the year ended December 31, 2008 and $0.8 million and $0.8 million for the six months ended June 30, 2008 and 2009, respectively.

Effective January 1, 2007 and April 1, 2007, the Company adopted the TAC Profit Sharing Plan and the GNA Profit Sharing Plan, respectively, for eligible employees. The TAC Plan provides for a 2% year-end profit sharing contribution to be made to all active employees as of December 31 each year. Participation in the 401(k) is not required to receive the profit sharing contribution. The GNA Profit Sharing Plan provides employees an opportunity to share in the profits of GNA through their retirement plan. The GNA Profit Sharing Plan provides for a minimum contribution of 3% of an eligible employee’s compensation for active employees on December 31 each year. Both the TAC Profit Sharing Plan and the GNA Profit Sharing Plan have a five-year vesting schedule.

The Predecessor had a 401(k) profit sharing plan for eligible employees. The plan was a “defined contribution plan” whereby participants had the option of contributing to the plan. The plan provided for employer matching of employee contributions up to 2% or 4% each year depending upon whether the individual was an employee of the Predecessor or its wholly owned subsidiary, TAC. Participants were 100% vested in their employee contributions immediately. The participants became fully vested in the employer contributions over five years of service. The Predecessor’s contribution to the plan for the period from April 1, 2006 through February 8, 2007 was approximately $1.0 million. Participation in this plan was cancelled upon the adoption of the TAC Profit Sharing Plan and the GNA Profit Sharing Plan.

The Predecessor had an Employee Stock Ownership Plan, which is referred to as the ESOP, which covered substantially all employees. The ESOP allowed for discretionary contributions by the Predecessor as determined by its board of directors. Contributions to the ESOP totaled approximately $3.6 million for the period from April 1, 2006 through February 8, 2007. In connection with the SFA acquisition, the net proceeds of the purchase price were paid to the ESOP and on April 1, 2007 the ESOP converted to a Profit Sharing Plan.

13. Earnings Per Share

Basic and diluted earnings per share, or EPS, are based on the weighted average number of shares of common stock and potential common stock outstanding during the period, after giving effect to stock splits. In accordance with SFAS No. 128, Earnings per Share, SFAS 128, securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in completing the subsidiary’s EPS data. Those per-share earnings of the subsidiary shall be included in the consolidated EPS computations based on the consolidated group’s holding of the subsidiary’s securities. Since GLOBAL Defense Technology owns 100% of GNA through GNA Holding, basic EPS is calculated based upon total earnings divided by the outstanding shares of GLOBAL Defense Technology.

Potential common stock, for purposes of determining diluted EPS, includes the effects of dilutive restricted stock units and stock options. The effect of such potential common stock on GNA is computed using the treasury stock method or the if-converted method, as applicable. Once that amount has been calculated, the dilutive

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

portion is applied to the earnings of GNA only and added to the earnings of GNA Holding and GLOBAL Defense Technology to arrive at a consolidated diluted earnings per share amount for each period of the Successor. The following table presents a reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations. In the table below, income represents the numerator and weighted-average shares represent the denominator:

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
Basic EPS
Net loss—GLOBAL Defense Technology and GNA Holding	$—	$(1,452)	$(1,412)	$(630)	$(1,285)
Net income (loss)—GNA	(822)	(2,617)	2,474	764	2,845

Net income (loss)	$(822)	$(4,069)	$1,062	$134	$1,560

Average shares outstanding	329,378	100	100	100	100

Basic earnings per share	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,604.04

Diluted EPS
Net loss—GLOBAL Defense Technology and GNA Holding	$—	$(1,452)	$(1,412)	$(630)	$(1,285)
Net income (loss)—GNA	(822)	(2,617)	2,474	764	2,845
Average shares outstanding—GNA	329,378	329,378	329,378	329,378	329,378
Effect of dilutive shares:
Assuming exercise of stock options	—	—	—	—	501
Dilutive number of GNA shares	329,378	329,378	329,378	329,378	329,879
Ratio of shares outstanding to diluted shares for GNA	100.00%	100.00%	100.00%	100.00%	99.85%

Earnings attributable to diluted earnings per share	$(822)	$(4,069)	$1,062	$134	$1,556

Average shares outstanding	329,378	100	100	100	100

Diluted earnings per share	$(2.49)	$(40,691.68)	$10,618.56	$1,341.84	$15,560.83

SFAS 128 states that no potential common share is included in the diluted per share earnings or loss computation if it is anti-dilutive. When a Company reports a loss, the effect of including potential common shares is anti-dilutive. The number of employee stock options that were excluded from the earnings per share calculations due to their antidilutive impact totaled 98,800 and 35,924 shares for the period from April 1, 2006 through February 8, 2007 and the period from February 9, 2007 through December 31, 2007, respectively. The number of employee SARs that were excluded from the earnings per share calculations due to their antidilutive impact totaled 38,259 shares for the Predecessor period from April 1, 2006 through February 8, 2007.

SFAS 128 states that options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants. 30,976, 33,765, and 11,654 employee stock options were excluded from the Company’s earnings per share calculations due to their antidilutive impact for the year ended December 31, 2008 and the six months ended June 30, 2008 and 2009, respectively.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

14. Related Party Transactions

GNA provides subcontracting services as well as support for security, information technology and other administrative services to its parent company, GLOBAL and its subsidiaries. Included in revenue are services rendered to GLOBAL for the year ended December 31, 2008 and for the six months ended June 30, 2008 and 2009 in the amounts of $553, $100 and $1,218, respectively. Included in due from affiliates are amounts due for these subcontracting and support services as of December 31, 2008 and June 30, 2009 in the amounts of $279 and $946, respectively.

Included in selling, general and administrative expense are services rendered by GLOBAL for corporate management and certain administrative expenses to the Company for the period from February 9, 2007 through December 31, 2007, for the year ended December 31, 2008 and for the six months ended June 30, 2008 and 2009 in the amounts of $10, $28, $23 and $1,069, respectively.

Included in due from affiliates are amounts provided by GNA to GIS as short-term advances for payroll and operating expenses. As of December 31, 2008 and June 30, 2009, accounts receivable from GIS for such advances were $9 and $1,328, respectively.

Included in due to affiliates are amounts payable to GLOBAL and certain of its subsidiaries for various related party transactions as of December 31, 2007, December 31, 2008 and June 30, 2009 were $16, $234, and $502, respectively.

In addition to the above, please see note 7—Debt for information on the Company’s related party debt.

15. Contingencies

Government Audits

Payments to the Company on U.S government contracts are subject to adjustment upon audit by various agencies of the U.S. government. The Company is separated into three entities for audit purposes. Audits of costs and the related payments have been performed by the various agencies through March 31, 2004, March 31, 2005 and March 31, 2006 for each of the three entities, respectively. In the opinion of management, the final determination of costs and related payments for unaudited years will not have a material effect on the Company’s financial position, results of operations, or liquidity.

Certain key executives have entered into employment agreements with the Company that include severance benefits upon an involuntary termination or change in ownership of the Company.

16. Information on Reportable Segments

The Company defines its operating segments based on the way the chief operating decision maker, CODM, manages the operations within the Company for the allocation of resources, decision making and performance assessment.

The Company operates in two reportable segments: Technology and Intelligence Services, or TIS, and Force Mobility and Modernization Systems, or FMMS. The Company’s operating segments are aggregated into two reportable segments based on the similarity of their economic and other characteristics, including the nature of the systems and services offered. The Company’s TIS reportable segment provides technology-based solutions and services to the U.S. government while the Company’s FMMS reportable segment provides mission-critical products to the U.S. government.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

In the following table of financial data, the total of the operating results of these reportable segments is reconciled, as appropriate, to the corresponding consolidated amount. With respect to the caption “Operating Income,” the reconciling item “Unallocated Corporate Expenses” includes the costs for items not considered part of the CODM’s evaluation of segment operating performance including amortization of intangible assets, impairment of intangible assets and other corporate expenses. With respect to the caption “Total Assets”, the reconciling item “Unallocated Corporate Assets” includes assets not considered part of the CODM’s evaluation of segment operating performance. Corporate assets consist primarily of intangible assets, goodwill and deferred income taxes.

Summarized financial information concerning the Company’s reportable segments is shown in the following table:

	Predecessor	Successor
	Period April 1, 2006 to February 8, 2007	Period February 9 to December 31, 2007	Year Ended December 31, 2008	Six Months Ended June 30,
				2008	2009
Revenue from external customers
TIS segment	$56,517	$64,476	$80,433	$38,282	$44,030
FMMS segment	66,607	70,342	108,993	54,885	59,010

Total revenue from external customers	$123,124	$134,818	$189,426	$93,167	$103,040

Operating income (loss)
TIS segment	$4,766	$5,441	$7,441	$3,146	$3,897
FMMS segment	4,384	5,676	13,060	4,845	7,104
Unallocated corporate expenses	(8,059)	(14,044)	(15,591)	(6,304)	(7,056)

Total operating income (loss)	$1,091	$(2,927)	$4,910	$1,687	$3,945
Interest income (expense), net	203	(3,548)	(2,710)	(1,437)	(997)

Income (loss) before income taxes	$1,294	$(6,475)	$2,200	$250	$2,948

Depreciation and amortization of fixed assets
TIS segment	$354	$462	$615	$305	$300
FMMS segment	367	244	311	159	158
Unallocated corporate expenses	—	1	2	—	1

Total	$721	$707	$928	$464	$459

Capital expenditures
TIS segment	$931	$1,445	$211	$163	$501
FMMS segment	219	80	379	234	180
Unallocated corporate expenses	2	34	12	5	—

Total	$1,152	$1,559	$602	$402	$681

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

	Successor
	As of December 31,		As of June 30, 2009
	2007	2008
Total assets
TIS segment	$16,292	$13,651	$16,227
FMMS segment	26,453	29,034	41,776
Unallocated corporate assets	69,792	62,967	57,021

Total	$112,537	$105,652	$115,024

Total goodwill
TIS segment	$9,935	$9,935	$9,935
FMMS segment	14,438	14,438	14,438

Total	$24,373	$24,373	$24,373

Although the Company performs certain services in international locations, substantially all of its revenue is attributable to contract work performed for the U.S. government as either a prime or subcontractor.

17. Subsequent Events

The Company has evaluated subsequent events through October 7, 2009 in connection with this amendment of the Registration Statement.

Global Defense Technology & Systems, Inc.

Notes to Consolidated Financial Statements

Interim information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited

(in thousands, except share and per share amounts)

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to costs and expenses	Write-offs, net of recoveries	Balance at End of Period
Allowance for doubtful accounts
Six Months Ended June 30, 2009	412,211	—	2,791	409,420
Period Ended December 31, 2008	151,163	368,912	107,864	412,211
Period February 9, 2007 to December 31, 2007	209,756	14,000	72,593	151,163
Period April 1, 2006 to February 8, 2007	374,408	—	164,653	209,756

[—] Shares

Common Stock

PROSPECTUS

Cowen and Company

[—], 2009

Until [—], 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table itemizes the expenses, other than the underwriting discount, incurred, or to be incurred, by us in connection with the registration and issuance of the securities being registered hereunder. All amounts shown below are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee	$4,185
NASD filing fee	$8,000
Printing and engraving expenses	$125,000	*
Accounting fees and expenses	$275,000	*
Legal fees and expenses	$750,000	*
Blue Sky fees and expenses	$25,000	*
Transfer Agent and Registrar fees and expenses	$10,000	*
Miscellaneous (including listing fees)	$25,000	*

Total	$1,222,185	*

*	Estimated.

We will bear all expenses shown above.

Item 14. Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of the Registrant’s officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the face that they are or were agents of the Registrant. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws and the indemnity agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

Additionally, reference is made to the indemnification provisions of the Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) The following Exhibits are filed herewith and made a part hereof:

Number	Description

1.1	Form of Underwriting Agreement (1)

2.1	Stock Purchase Agreement, dated February 9, 2007, by and among Global Technology Strategies, Inc., Reliance Trust Company and SFA, Inc. (2)

3.1	Certificate of Incorporation of the Registrant, as amended (2)

3.2	Bylaws of the Registrant (2)

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant (2)

3.4	Form of Amended and Restated Bylaws of the Registrant (2)

4.1+	SFA, Inc. 2007 Stock Option Plan (2)

4.2+	Form of SFA, Inc. 2007 Stock Option Plan Agreement (2)

4.3+	Form of 2009 Performance Incentive Plan (2)

4.4+	Form of 2009 Performance Incentive Option Plan Agreement (2)

4.5+	Form of 2009 Performance Incentive Restricted Stock Agreement (2)

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding the validity of the securities being registered (1)

10.1	GSA Schedule Contract No. GS-35F-0344L awarded to The Analysis Corp., with related purchase orders for the Department of Justice contract (2)

10.2	TWPS Contract No. DAAE07-02-DT001, dated February 6, 2002, by and between SFA, Inc. and U.S. Army TACOM, as amended (2)

10.3	Aberdeen Contract No. W91CRB06D0054, dated August 31, 2006, by and between SFA, Inc. and U.S. Army, as amended (2)

10.4	Preferred Supplier Services Framework Agreement, dated June 24, 2009 by and between Global Strategies Group (North America) Inc. and Global Strategies Group (Middle East) FZE (2)

10.5+	Form of Director and Officer Indemnification Agreement (2)

10.6+	Employment Agreement, effective August 18, 2008, by and between SFA, Inc. and John Hillen, as amended (2)

10.7+	Employment Agreement, dated February 9, 2007, by and between SFA, Inc. and Jerry D. Robinson (2)

10.8+	Agreement and General Release, dated August 7, 2008, by and between SFA, Inc. and Jerry D. Robinson (2)

10.9+	Executive Employment Agreement, dated April 21, 2009, by and between Global Strategies Group (North America) Inc. and Kevin Kissner (2)

10.10+	Employment Agreement, dated February 9, 2007, by and between SFA, Inc. and Richard G. Mattingley (2)

10.11+	Employment Agreement, dated February 9, 2007, by and between SFA, Inc. and John O. Brennan (2)

10.12+	Executive Employment Agreement, dated April 21, 2009, by and between Global Strategies Group (North America) Inc. and Stephen G. Corey (2)

Number	Description

10.13+	Employment Agreement, effective May 18, 2009, by and between Global Strategies Group (North America) Inc. and James Allen (2)

10.14+	Executive Employment Agreement, dated June 21, 2009, by and between Global Strategies Group (North America) Inc. and Kirk Herdman (2)

10.15+	Form of Employment Agreement to be entered into by and between Global Strategies Group (North America) Inc. and Ronald C. Jones (2)

10.16	Deed of Lease for 1501 Farm Credit Drive, Suites 1900 and 2300, McLean, Virginia, by and between SFA, Inc., TAC and the FCS Building Association, dated as of February 28, 2006, as amended (2)

10.17	Office Lease Agreement for Crofton Business Centre, 2200 Defense Highway, Crofton, Maryland, by and between SFA, Inc. and William F. Chesley, dated July 18, 2004 (2)

10.18	Sub-Lease for 28712 Glebe Road, Easton, Maryland, by and between SFA, Inc.’s Frederick Manufacturing Division and Queensbury Village, Inc., dated July 1, 2003 (2)

10.19	Redemption Agreement dated September 3, 2009, by and among the Registrant, Contego Systems, LLC, Kende Holding kft, and Ronald Jones. (2)

10.20	Services Agreement dated June 17, 2009 by and between GSG Holding (United Kingdom) Limited and Contego Newco Company (2)

10.21	Subcontract No. GMS-2117-08-02-001, dated December 13, 2008 by and between Global Strategies Group (Integrated Securities), Inc. and Global Strategies Group North America) Inc. (2)

10.22	Trademark License Agreement dated September 29, 2009 by and between Global Strategies Group Holding, S.A. and Global Defense Technology Systems, Inc. (2)

10.23	Promissory Note dated February 8, 2007 in the amount of $25,980,000 by Global Technology Strategies, Inc. in favor of Kende Holding kft (2)

10.24	Loan Agreement dated April 3, 2006 in the amount of $1,000,000 by and between Kende Holding kft and Contego Systems Inc. (2)

10.25	Loan and Security Agreement, dated February 9, 2007, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.26	First Amendment to the Loan and Security Agreement, dated October 3, 2007, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.27	Second Amendment to the Loan and Security Agreement, dated May 23, 2008, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.28	Third Amendment to the Loan and Security Agreement, dated July 22, 2008, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.29	Fourth Amendment to the Loan and Security Agreement, dated March 25, 2009, by and between Global Strategies Group (North America) Inc., The Analysis Corp. and SunTrust Bank (2)

10.30	Fifth Amendment to the Loan and Security Agreement, dated September 3, 2009, by and between Global Defense Technology & Systems, Inc., Global Strategies Group (North America) Inc., The Analysis Corp. and SunTrust Bank (2)

10.31	Revolving Note, dated September 3, 2009, in the amount of $29,000,000 by Global Strategies Group (North America) Inc. and The Analysis Corp. in favor of SunTrust Bank (2)

10.32	Special Security Agreement, dated April 18, 2007, by and among Global Strategies Group Holding SA, Kende Holding kft, Global Technology Strategies, Inc., SFA, Inc. and the U.S. Department of Defense (2)

10.33	Form of Registration Rights Agreement to be entered into by and among Global Defense Technology & Systems, Inc., Contego Systems LLC and Ronald Jones (2)

21.1	Subsidiaries of the Registrant (2)

23.1	Consent of PricewaterhouseCoopers LLP (Successor) (2)

23.2	Consent of PricewaterhouseCoopers LLP (Predecessor) (2)

Number	Description

23.3	Consent of Pillsbury Winthrop Shaw Pittman LLP (included as part of Exhibit 5.1) (1)

23.4	Consent of INPUT (3)

24.1	Powers of Attorney (incorporated by reference from signature page) (3)

(1)	To be filed by amendment.

(2)	Included with this filing.

(3)	Previously filed on Form S-1 dated September 3, 2009.

+	Management contract or compensatory plan.

(b) All financial statement schedules have been omitted because the information required to be presented in them are not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned hereby undertakes:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McLean, Commonwealth of Virginia, on October 7, 2009.

Global Defense Technology & Systems, Inc.

By:	/s/ John Hillen
John Hillen
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ John Hillen John Hillen		Chief Executive Officer (Principal Executive Officer)	October 7, 2009

/s/ James P. Allen James P. Allen		Treasurer (Principal Financial Officer and Accounting Officer)	October 7, 2009

/s/ Ronald C. Jones Ronald C. Jones		President and Director	October 7, 2009

* Paul White		Director	October 7, 2009

*By:	/s/ John Hillen John Hillen Attorney-in-Fact

INDEX TO EXHIBITS

Number	Description

1.1	Form of Underwriting Agreement (1)

2.1	Stock Purchase Agreement, dated February 9, 2007, by and among Global Technology Strategies, Inc., Reliance Trust Company and SFA, Inc. (2)

3.1	Certificate of Incorporation of the Registrant, as amended (2)

3.2	Bylaws of the Registrant (2)

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant (2)

3.4	Form of Amended and Restated Bylaws of the Registrant (2)

4.1+	SFA, Inc. 2007 Stock Option Plan (2)

4.2+	Form of SFA, Inc. 2007 Stock Option Plan Agreement (2)

4.3+	Form of 2009 Performance Incentive Plan (2)

4.4+	Form of 2009 Performance Incentive Option Plan Agreement (2)

4.5+	Form of 2009 Performance Incentive Restricted Stock Agreement (2)

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding the validity of the securities being registered (1)

10.1	GSA Schedule Contract No. GS-35F-0344L awarded to The Analysis Corp., with related purchase orders for the Department of Justice contract (2)

10.2	TWPS Contract No. DAAE07-02-DT001, dated February 6, 2002, by and between SFA, Inc. and U.S. Army TACOM, as amended (2)

10.3	Aberdeen Contract No. W91CRB06D0054, dated August 31, 2006, by and between SFA, Inc. and U.S. Army, as amended (2)

10.4	Preferred Supplier Services Framework Agreement, dated June 24, 2009 by and between Global Strategies Group (North America) Inc. and Global Strategies Group (Middle East) FZE (2)

10.5+	Form of Director and Officer Indemnification Agreement (2)

10.6+	Employment Agreement, effective August 18, 2008, by and between SFA, Inc. and John Hillen, as amended (2)

10.7+	Employment Agreement, dated February 9, 2007, by and between SFA, Inc. and Jerry D. Robinson (2)

10.8+	Agreement and General Release, dated August 7, 2008, by and between SFA, Inc. and Jerry D. Robinson (2)

10.9+	Executive Employment Agreement, dated April 21, 2009, by and between Global Strategies Group (North America) Inc. and Kevin Kissner (2)

10.10+	Employment Agreement, dated February 9, 2007, by and between SFA, Inc. and Richard G. Mattingley (2)

10.11+	Employment Agreement, dated February 9, 2007, by and between SFA, Inc. and John O. Brennan (2)

10.12+	Executive Employment Agreement, dated April 21, 2009, by and between Global Strategies Group (North America) Inc. and Stephen G. Corey (2)

10.13+	Employment Agreement, effective May 18, 2009, by and between Global Strategies Group (North America) Inc. and James Allen (2)

10.14+	Executive Employment Agreement, dated June 21, 2009, by and between Global Strategies Group (North America) Inc. and Kirk Herdman (2)

10.15+	Form of Employment Agreement to be entered into by and between Global Strategies Group (North America) Inc. and Ronald C. Jones (2)

10.16	Deed of Lease for 1501 Farm Credit Drive, Suites 1900 and 2300, McLean, Virginia, by and between SFA, Inc., TAC and the FCS Building Association, dated as of February 28, 2006, as amended (2)

10.17	Office Lease Agreement for Crofton Business Centre, 2200 Defense Highway, Crofton, Maryland, by and between SFA, Inc. and William F. Chesley, dated July 18, 2004 (2)

Number	Description

10.18	Sub-Lease for 28712 Glebe Road, Easton, Maryland, by and between SFA, Inc.’s Frederick Manufacturing Division and Queensbury Village, Inc., dated July 1, 2003 (2)

10.19	Redemption Agreement dated September 3, 2009, by and among the Registrant, Contego Systems, LLC, Kende Holding kft, and Ronald Jones. (2)

10.20	Services Agreement dated June 17, 2009 by and between GSG Holding (United Kingdom) Limited and Contego Newco Company (2)

10.21	Subcontract No. GMS-2117-08-02-001, dated December 13, 2008 by and between Global Strategies Group (Integrated Securities), Inc. and Global Strategies Group North America) Inc. (2)

10.22	Trademark License Agreement dated September 29, 2009 by and between Global Strategies Group Holding, S.A. and Global Defense Technology Systems, Inc. (2)

10.23	Promissory Note dated February 8, 2007 in the amount of $25,980,000 by Global Technology Strategies, Inc. in favor of Kende Holding kft (2)

10.24	Loan Agreement dated April 3, 2006 in the amount of $1,000,000 by and between Kende Holding kft and Contego Systems Inc. (2)

10.25	Loan and Security Agreement, dated February 9, 2007, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.26	First Amendment to the Loan and Security Agreement, dated October 3, 2007, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.27	Second Amendment to the Loan and Security Agreement, dated May 23, 2008, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.28	Third Amendment to the Loan and Security Agreement, dated July 22, 2008, by and between SFA, Inc., The Analysis Corp. and SunTrust Bank (2)

10.29	Fourth Amendment to the Loan and Security Agreement, dated March 25, 2009, by and between Global Strategies Group (North America) Inc., The Analysis Corp. and SunTrust Bank (2)

10.30	Fifth Amendment to the Loan and Security Agreement, dated September 3, 2009, by and between Global Defense Technology & Systems, Inc., Global Strategies Group (North America) Inc., The Analysis Corp. and SunTrust Bank (2)

10.31	Revolving Note, dated September 3, 2009, in the amount of $29,000,000 by Global Strategies Group (North America) Inc. and The Analysis Corp. in favor of SunTrust Bank (2)

10.32	Special Security Agreement, dated April 18, 2007, by and among Global Strategies Group Holding SA, Kende Holding kft, Global Technology Strategies, Inc., SFA, Inc. and the U.S. Department of Defense (2)

10.33	Form of Registration Rights Agreement to be entered into by and among Global Defense Technology & Systems, Inc., Contego Systems LLC and Ronald Jones. (2)

21.1	Subsidiaries of the Registrant (2)

23.1	Consent of Pricewaterhouse Coopers LLP (Successor) (2)

23.2	Consent of Pricewaterhouse Coopers LLP (Predecessor) (2)

23.3	Consent of Pillsbury Winthrop Shaw Pittman LLP (included as part of Exhibit 5.1) (1)

23.4	Consent of INPUT (3)

24.1	Powers of Attorney (incorporated by reference from signature page) (3)

(1)	To be filed by amendment.

(2)	Included with this filing.

(3)	Previously filed on Form S-1 dated September 3, 2009.

+	Management contract or compensatory plan.

2